As filed with the Securities and Exchange Commission on June 27, 2003 Registration Nos. 333-104194 333-104196 333-105395 333-102959

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-6

FOR REGISTRATION UNDER THE SECURITIES ACT

OF 1933 OF SECURITIES OF UNIT INVESTMENT

TRUSTS REGISTERED ON FORM N-8B-2

A.  Exact Name of Trust:

TAX EXEMPT SECURITIES TRUST California Trust 206 Maryland Trust 134 New York Trust 232 Pennsylvania Trust 127

B.  Name of depositor:

CITIGROUP GLOBAL MARKETS INC.

C.  Complete address of depositor’s principal executive offices:

CITIGROUP GLOBAL MARKETS INC.

388 Greenwich Street

New York, New York 10013

D.  Name and complete address of agent for service:

MICHAEL KOCHMANN

CITIGROUP GLOBAL MARKETS INC.

300 1st Stamford Place, 4th Floor

Stamford, Connecticut 06902

Copy to:

MICHAEL R. ROSELLA, ESQ.

PAUL, HASTINGS, JANOFSKY & WALKER LLP

75 East 55th Street

New York, New York 10022

E.  Title of Securities being registered:

An indefinite number of Units of beneficial interest pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.

F.  Approximate date of proposed public offering:

As soon as practicable after the effective date of the registration statement.

☒  Check box if it is proposed that this filing will become effective immediately upon filing pursuant to Rule 487.

TAX EXEMPT

SECURITIES TRUST

California Trust 206

Maryland Trust 134

New York Trust 232

Pennsylvania Trust 127

UNIT INVESTMENT TRUSTS

The Tax Exempt Securities Trust is sponsored by Citigroup Global Markets Inc. and consists of four separate unit investment trusts: California Trust 206, Maryland Trust 134, New York Trust 232 and Pennsylvania Trust 127. Each trust contains a fixed portfolio of long-term municipal bonds. The interest income of these bonds is generally exempt from federal income tax and, for state designated trusts, state and local income tax in the state for which the trust is named.

This Prospectus contains three parts. Part A contains the Summary of Essential Information including summary material relating to the trusts, the Portfolios and the Statements of Financial Condition. Part B contains more detailed information about the Tax Exempt Securities Trust and Part C contains specific information about the state designated trusts. Part A may not be distributed unless accompanied by Parts B and C.

Read and retain this Prospectus for future reference.

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated June 27, 2003

INVESTMENT PRODUCTS: NOT FDIC INSURED; NO BANK GUARANTEE; MAY LOSE MONEY

TAX EXEMPT SECURITIES TRUST

INVESTMENT SUMMARY AS OF JUNE 26, 2003

Use this Investment Summary to help you decide whether the portfolios comprising the Tax Exempt Securities Trust are right for you. More detailed information can be found later in this prospectus.

Investment Objective

Each of the trusts seeks to pay investors monthly distributions of tax exempt interest income while conserving their capital. The Sponsor has selected a fixed portfolio of municipal bonds intended to achieve these goals.

Investment Strategy

All of the bonds in the trusts are rated A or better by Standard & Poor’s, Moody’s or Fitch Ratings. State designated trusts primarily contain bonds issued by the state for which the trust is named or counties, municipalities, authorities or political subdivisions of that state.

Taxes

Interest received by the unit holders of the trusts on the bonds in each of the trusts is generally exempt from regular federal income tax. Interest on the bonds in each state trust is also generally exempt from certain state and local personal income taxes of the state for which the trust is named.

Risk Factors

Holders can lose money by investing in these trusts. The value of the units and the bonds held in the portfolio can each decline in value. An investment in units of a trust should be made with an understanding of the following risks:

•	Municipal bonds are long-term fixed rate debt obligations that decline in value with increases in interest rates, an issuer’s worsening financial condition or a drop in bond ratings.

•	The effective maturity of a long-term bond may be dramatically different than shorter term obligations. Investors will receive early returns of principal when bonds are called or sold before they mature. Investors may not be able to reinvest the money they receive at as high a yield or as long a maturity.

•	The municipal bonds could lose their tax-exempt status either due to future legislation or due to the failure of a public issuer of a bond (or private guarantor) to meet certain conditions imposed by various tax laws.

•	The default of an issuer of a municipal bond in making its payment obligation could result in the loss of interest income and/or principal to investors.

•	Since the portfolio of each of the trusts is fixed and not managed, in general the Sponsor can only sell bonds at a trust’s termination or in order to meet redemptions. As a result, the price at which a bond is sold may not be the highest price it attained during the life of a trust.

The Public Offering Price

The Public Offering Price plus estimated organization costs per unit as of June 26, 2003, would have been $1,062.43 for the California Trust, $1,069.95 for the Maryland Trust, $1,070.22 for the New York Trust and $1,072.58 for the Pennsylvania Trust.

During the initial public offering period the Public Offering Price per unit is calculated by:

•	dividing the aggregate offering price of the underlying bonds in a trust by the number of units outstanding.

•	adding a sales charge of 4.70% (4.932% of the aggregate offering price of the bonds per unit).

•	adding a per unit amount sufficient to reimburse the Sponsor for organization costs.

After the initial offering period the Public Offering Price per unit is calculated by:

•	dividing the aggregate bid price of the underlying bonds in a trust by the number of units outstanding.

•	adding a sales charge of 5.00% (5.263% of the aggregate offering price of the bonds per unit).

Market for Units

The Sponsor currently intends to repurchase units from holders at prices based upon the aggregate bid price of the underlying bonds. The Sponsor is not obligated to maintain a market and may stop doing so without prior notice for any business reason. If the Sponsor stops repurchasing units, a unit holder may dispose of its units by redemption through the Trustee. The price received from the Trustee by the unit holder for units being redeemed is also based upon the aggregate bid price of the underlying bonds. Units can be sold at any time to the Sponsor or the Trustee without fee or penalty.

TAX EXEMPT SECURITIES TRUST

FEE TABLE FOR CALIFORNIA TRUST 206

This Fee Table is intended to help you to understand the costs and expenses that you will bear directly or indirectly. See Public Sale of Units and Expenses and Charges. Although each Trust is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees.

Unitholder Transaction Expenses (fees paid directly from your investment)

	As a % of Public Offering Price	Amounts per Unit
Maximum Sales Charge Imposed on Purchase (as a percentage of offering price)	4.70%	$49.82
Reimbursement to Sponsor for Estimated Organization Costs	.236%	$2.50

Estimated Annual Trust Operating Expenses (expenses that are deducted from Trust assets)
	As a % of Net Assets	Amounts per Unit
Trustee’s Fee	.121%	$1.22
Other Operating Expenses	.022%	$.23
Maximum Portfolio Supervision, Bookkeeping and Administrative Fees	.025%	$.25

Total	.168%	$1.70

Example

	Cumulative Expenses and Charges Paid for Period
	1 Year	3 Years	5 Years	10 Years
An investor would pay the following expenses and charges on a $10,000 investment, assuming the Trust’s estimated operating expense ratio of .168% and a 5% annual return on the investment throughout the periods	$486	$522	$560	$675

The example assumes reinvestment of all dividends and distributions and utilizes a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. The example should not be considered a representation of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than those assumed for purposes of the example.

TAX EXEMPT SECURITIES TRUST

FEE TABLE FOR MARYLAND TRUST 134

This Fee Table is intended to help you to understand the costs and expenses that you will bear directly or indirectly. See Public Sale of Units and Expenses and Charges. Although each Trust is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees.

Unitholder Transaction Expenses (fees paid directly from your investment)

	As a % of Public Offering Price	Amounts per Unit
Maximum Sales Charge Imposed on Purchase (as a percentage of offering price)	4.70%	$50.17
Reimbursement to Sponsor for Estimated Organization Costs	.234%	$2.50

Estimated Annual Trust Operating Expenses (expenses that are deducted from Trust assets)
	As a % of Net Assets	Amounts per Unit
Trustee’s Fee	.119%	$1.21
Other Operating Expenses	.029%	$.30
Maximum Portfolio Supervision, Bookkeeping and Administrative Fees	.025%	$.25

Total	.173%	$1.76

Example

	Cumulative Expenses and Charges Paid for Period
	1 Year	3 Years	5 Years	10 Years
An investor would pay the following expenses and charges on a $10,000 investment, assuming the Trust’s estimated operating expense ratio of .173% and a 5% annual return on the investment throughout the periods	$487	$523	$563	$681

The example assumes reinvestment of all dividends and distributions and utilizes a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. The example should not be considered a representation of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than those assumed for purposes of the example.

TAX EXEMPT SECURITIES TRUST

FEE TABLE FOR NEW YORK TRUST 232

This Fee Table is intended to help you to understand the costs and expenses that you will bear directly or indirectly. See Public Sale of Units and Expenses and Charges. Although each Trust is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees.

Unitholder Transaction Expenses (fees paid directly from your investment)

	As a % of Public Offering Price	Amounts per Unit
Maximum Sales Charge Imposed on Purchase (as a percentage of offering price)	4.70%	$50.18
Reimbursement to Sponsor for Estimated Organization Costs	.234%	$2.50

Estimated Annual Trust Operating Expenses (expenses that are deducted from Trust assets)
	As a % of Net Assets	Amounts per Unit
Trustee’s Fee	.118%	$1.20
Other Operating Expenses	.027%	$.28
Maximum Portfolio Supervision, Bookkeeping and Administrative Fees	.025%	$.25

Total	.170%	$1.73

Example

	Cumulative Expenses and Charges Paid for Period
	1 Year	3 Years	5 Years	10 Years
An investor would pay the following expenses and charges on a $10,000 investment, assuming the Trust’s estimated operating expense ratio of .170% and a 5% annual return on the investment throughout the periods	$487	$522	$561	$677

The example assumes reinvestment of all dividends and distributions and utilizes a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. The example should not be considered a representation of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than those assumed for purposes of the example.

TAX EXEMPT SECURITIES TRUST

FEE TABLE FOR PENNSYLVANIA TRUST 127

This Fee Table is intended to help you to understand the costs and expenses that you will bear directly or indirectly. See Public Sale of Units and Expenses and Charges. Although each Trust is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees.

Unitholder Transaction Expenses (fees paid directly from your investment)

	As a % of Public Offering Price	Amounts per Unit
Maximum Sales Charge Imposed on Purchase (as a percentage of offering price)	4.70%	$50.29
Reimbursement to Sponsor for Estimated Organization Costs	.234%	$2.50

Estimated Annual Trust Operating Expenses (expenses that are deducted from Trust assets)
	As a % of Net Assets	Amounts per Unit
Trustee’s Fee	.120%	$1.22
Other Operating Expenses	.018%	$.18
Maximum Portfolio Supervision, Bookkeeping and Administrative Fees	.024%	$.25

Total	.162%	$1.65

Example

	Cumulative Expenses and Charges Paid for Period
	1 Year	3 Years	5 Years	10 Years
An investor would pay the following expenses and charges on a $10,000 investment, assuming the Trust’s estimated operating expense ratio of .162% and a 5% annual return on the investment throughout the periods	$486	$520	$557	$667

The example assumes reinvestment of all dividends and distributions and utilizes a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. The example should not be considered a representation of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than those assumed for purposes of the example.

TAX EXEMPT SECURITIES TRUST

SUMMARY OF ESSENTIAL INFORMATION

AS OF JUNE 26, 2003 ♦

Sponsor

Citigroup Global Markets Inc.

Trustee

JPMorgan Chase Bank

Evaluator

Kenny S&P Evaluation Services, a division of J.J. Kenny Company, Inc.

Date of Deposit and of Trust Agreement

June 26, 2003

Mandatory Termination Date*

Each Trust will terminate on the date of maturity, redemption, sale or other disposition of the last Bond held in the Trust.

Record Dates

The first day of each month, commencing  August 1, 2003.

Distribution Dates

The fifteenth day of each month, commencing  August 15, 2003.**

Evaluation Time

As of 1:00 p.m. on the Date of Deposit. Thereafter, as of 4:00 p.m. Eastern Time.

Evaluator’s Fee

The Evaluator will receive a fee of $.29 per bond per evaluation.

Sponsor’s Annual Portfolio Supervision Fee***

Maximum of $.25 per $1,000 face amount of the underlying Bonds.

♦	The Date of Deposit. The Date of Deposit is the date on which the Trust Agreement was signed and the deposit with the Trustee was made.
*	The actual date of termination of each Trust may be considerably earlier (see Part B, “Amendment and Termination of the Trust Agreement—Termination”).
**	The first monthly income distribution of $4.57 for the California Trust, $4.48 for the Maryland Trust, $4.37 for the New York Trust and $4.65 for the Pennsylvania Trust will be made on August 15, 2003.
***	In addition to this amount, the Sponsor may be reimbursed for bookkeeping and other administrative expenses not exceeding its actual costs.

TAX EXEMPT SECURITIES TRUST

SUMMARY OF ESSENTIAL INFORMATION

AS OF JUNE 26, 2003

	California Trust 206	Maryland Trust 134
Principal Amount of Bonds in Trust	$3,000,000	$2,000,000
Number of Units	3,000	2,000
Principal Amount of Bonds in Trust per Unit	$1,000	$1,000
Fractional Undivided Interest in Trust per Unit	1/3,000	1/2,000
Minimum Value of Trust:
Trust Agreement may be Terminated if Principal Amount is less than	$1,500,000	$1,000,000
Calculation of Public Offering Price per Unit*:
Aggregate Offering Price of Bonds in Trust	$3,030,327	$2,034,553

Divided by Number of Units	$1,010.11	$1,017.28
Plus: Sales Charge (4.70% of the Public Offering Price)	$49.82	$50.17

Public Offering Price per Unit	$1,059.93	$1,067.45
Plus: Estimated Organization Costs	$2.50	$2.50
Plus: Accrued Interest*	$.78	$.76

Total	$1,063.21	$1,070.71

Sponsor’s Initial Repurchase Price per Unit (per Unit Offering Price of Bonds)**	$1,010.11	$1,017.28
Approximate Redemption Price per Unit (per Unit Bid Price of Bonds)**	$1,002.11	$1,012.28

Difference Between per Unit Offering and Bid Prices of Bonds	$8.00	$5.00

Calculation of Estimated Net Annual Income per Unit***:
Estimated Annual Income per Unit	$48.74	$47.84
Less: Estimated Trustee’s Annual Fee****	$1.22	$1.21
Less: Other Estimated Annual Expenses	$.48	$.55

Estimated Net Annual Income per Unit	$47.04	$46.08

Calculation of Monthly Income Distribution per Unit:
Estimated Net Annual Income per Unit	$47.04	$46.08
Divided by 12	$3.92	$3.84
Accrued interest from the day after the Date of Deposit to the first record date**	$4.57	$4.48
First distribution per Unit	$4.57	$4.48
Daily Rate (360-day basis) of Income Accrual per Unit	$.1306	$.1280
Estimated Current Return based on Public Offering Price*****	4.43%	4.31%
Estimated Long-Term Return*****	4.23%	4.03%

*	Accrued interest will commence on the day after the Date of Deposit through the date of settlement (normally three business days after purchase).
**	This figure will also include accrued interest from the day after the Date of Deposit through the date of settlement (normally three business days after purchase) and the net cash on hand in the relevant Trust, accrued expenses of such Trust and amounts distributable to holders of record of Units of such Trust as of a date prior to the computation date, on a pro rata basis. As of the close of the initial offering period, the Redemption Price per Unit and the Sponsor’s Repurchase Price per Unit for each Trust will be reduced to reflect the payment of the per Unit organization costs.
***	During the first year, the Trustee’s fee will be adjusted downward by $.15 per Unit for the California Trust only. The Trustee has agreed to the foregoing to cover interest on any bonds which would have accrued prior to their expected dates of delivery since interest will not accrue to the benefit of Holders until such bonds are actually delivered to the Trust. During the first year for the California Trust only, the Estimated Annual Income per Unit will be $48.59; the Estimated Trustee’s Annual Fee will be $1.07; and the Estimated Net Annual Income will remain the same as shown.
****	Per $1,000 principal amount of Bonds, plus expenses.
*****	The Estimated Current Return is calculated by dividing the Estimated Net Annual Interest Income per Unit by the Public Offering Price per Unit. The Estimated Net Annual Interest Income per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Bonds while the Public Offering Price will vary with changes in the offering price of the underlying Bonds; therefore, there is no assurance that the present Estimated Current Return indicated above will be realized in the future. The Estimated Long-Term Return is calculated using a formula which (1) takes into consideration, and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all of the Bonds in the Trust and (2) takes into account the expenses and sales charge associated with each Unit. Since the market values and estimated retirements of the Bonds and the expenses of the Trust will change, there is no assurance that the present Estimated Long-Term Return as indicated above will be realized in the future. The Estimated Current Return and Estimated Long-Term Return are expected to differ because the calculation of the Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculations include only Net Annual Interest Income and Public Offering Price as of the Date of Deposit.

TAX EXEMPT SECURITIES TRUST

SUMMARY OF ESSENTIAL INFORMATION

AS OF JUNE 26, 2003

	New York Trust 232	Pennsylvania Trust 127
Principal Amount of Bonds in Trust	$3,000,000	$2,000,000
Number of Units	3,000	2,000
Principal Amount of Bonds in Trust per Unit	$1,000	$1,000
Fractional Undivided Interest in Trust per Unit	1/3,000	1/2,000
Minimum Value of Trust:
Trust Agreement may be Terminated if Principal Amount is less than	$1,500,000	$1,000,000
Calculation of Public Offering Price per Unit*:
Aggregate Offering Price of Bonds in Trust	$3,052,608	$2,039,581

Divided by Number of Units	$1,017.54	$1,019.79
Plus: Sales Charge (4.70% of the Public Offering Price)	$50.18	$50.29

Public Offering Price per Unit	$1,067.72	$1,070.08
Plus: Estimated Organization Costs	$2.50	$2.50
Plus: Accrued Interest*	$.75	$.79

Total	$1,070.97	$1,073.37

Sponsor’s Initial Repurchase Price per Unit (per Unit Offering Price of Bonds)**	$1,017.54	$1,019.79
Approximate Redemption Price per Unit (per Unit Bid Price of Bonds)**	$1,012.54	$1,013.09

Difference Between per Unit Offering and Bid Prices of Bonds	$5.00	$6.70

Calculation of Estimated Net Annual Income per Unit:
Estimated Annual Income per Unit	$46.73	$49.53
Less: Estimated Trustee’s Annual Fee***	$1.20	$1.22
Less: Other Estimated Annual Expenses	$.53	$.43

Estimated Net Annual Income per Unit	$45.00	$47.88

Calculation of Monthly Income Distribution per Unit:
Estimated Net Annual Income per Unit	$45.00	$47.88
Divided by 12	$3.75	$3.99
Accrued interest from the day after the Date of Deposit to the first record date**	$4.37	$4.65
First distribution per Unit	$4.37	$4.65
Daily Rate (360-day basis) of Income Accrual per Unit	$.1250	$.1330
Estimated Current Return based on Public Offering Price****	4.20%	4.46%
Estimated Long-Term Return****	3.88%	4.25%

*	Accrued interest will commence on the day after the Date of Deposit through the date of settlement (normally three business days after purchase).
**	This figure will also include accrued interest from the day after the Date of Deposit through the date of settlement (normally three business days after purchase) and the net cash on hand in the relevant Trust, accrued expenses of such Trust and amounts distributable to holders of record of Units of such Trust as of a date prior to the computation date, on a pro rata basis. As of the close of the initial offering period, the Redemption Price per Unit and the Sponsor’s Repurchase Price per Unit for each Trust will be reduced to reflect the payment of the per Unit organization costs.
***	Per $1,000 principal amount of Bonds, plus expenses.
****	The Estimated Current Return is calculated by dividing the Estimated Net Annual Interest Income per Unit by the Public Offering Price per Unit. The Estimated Net Annual Interest Income per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Bonds while the Public Offering Price will vary with changes in the offering price of the underlying Bonds; therefore, there is no assurance that the present Estimated Current Return indicated above will be realized in the future. The Estimated Long-Term Return is calculated using a formula which (1) takes into consideration, and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all of the Bonds in the Trust and (2) takes into account the expenses and sales charge associated with each Unit. Since the market values and estimated retirements of the Bonds and the expenses of the Trust will change, there is no assurance that the present Estimated Long-Term Return as indicated above will be realized in the future. The Estimated Current Return and Estimated Long-Term Return are expected to differ because the calculation of the Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculations include only Net Annual Interest Income and Public Offering Price as of the Date of Deposit.

TAX EXEMPT SECURITIES TRUST

PORTFOLIO SUMMARY AS OF JUNE 26, 2003

	California Trust 206	Maryland Trust 134
Number of municipal bonds (from California for the California Trust and from Maryland and Puerto Rico for the Maryland Trust)	10	8
Number of bonds issued with “original issue discount”	7	6
Average life to maturity of the bonds in the Trust (in years)	29.0	32.7

	Percentages†	Percentages†
Percentage of bonds acquired prior to the deposit of all the Securities by the Sponsor into the Trust from Citigroup Global Markets Inc. and its affiliates (as sole underwriter, member of underwriting syndicate or otherwise from its own organization)**	30.2%	8.8%

General obligation bonds backed by the taxing power of state issuer	9.9%	0.0%
Bonds not supported by the issuer’s power to levy tax	90.1%	100.0%

The bonds derived their income from the following primary sources:
• correctional facilities	10.1%	0.0%
• educational facilities	20.7%	25.6%*
• hospital and health care facilities	11.6%	24.9%
• housing facilities	0.0%	14.7%
• public improvement facilities	8.2%	0.0%
• tax allocation	10.7%	0.0%
• transportation facilities	17.7%	17.7%
• water and sewer facilities	11.1%	17.1%

The bonds in the Trust are rated as follows:
• Standard & Poor’s
AAA	29.4%	17.1%
AA	0.0%	20.0%
A	54.3%	48.2%

Total	83.7%	85.3%

• Moody’s
Aaa	12.0%	0.0%
Aa	4.3%	14.7%

Total	16.3%	14.7%

The following insurance companies have insured the bonds in the Trust as to timely payment of principal and interest:
• ACA	15.0%	0.0%
• AMBAC	20.3%	0.0%
• FGIC	0.0%	17.7%
• MBIA	21.2%	0.0%

Total	56.5%	17.7%

†	Percentages based on the aggregate offering price of the bonds in the Trust.
*	The Trust is considered to be “concentrated” in a particular category when bonds of that type make up 25% or more of the portfolio.
**	Citigroup Global Markets Inc. and its affiliates may have gains or losses on the sales of bonds to the Sponsor for deposit in the Trust.

TAX EXEMPT SECURITIES TRUST

PORTFOLIO SUMMARY AS OF JUNE 26, 2003

	New York Trust 232	Pennsylvania Trust 127
Number of municipal bonds (from New York and Puerto Rico for the New York Trust and from Pennsylvania and Puerto Rico for the Pennsylvania Trust)	11	8
Number of bonds issued with “original issue discount”	9	8
Average life to maturity of the bonds in the Trust (in years)	25.0	28.3

	Percentages†	Percentages†
Percentage of bonds acquired prior to the deposit of all the Securities by the Sponsor into the Trust from Citigroup Global Markets Inc. and its affiliates (as sole underwriter, member of underwriting syndicate or otherwise from its own organization)**	42.5%	7.4%

General obligation bonds backed by the taxing power of state issuer	20.6%	12.2%
Bonds not supported by the issuer’s power to levy tax	79.4%	87.8%

The bonds derived their income from the following primary sources:
• correctional facilities	0.0%	20.6%
• educational facilities	0.0%	24.2%
• hospital and health care facilities	25.9%*	22.7%
• justice facilities	16.1%	0.0%
• special tax	3.5%	0.0%
• tobacco settlement	9.7%	0.0%
• transportation facilities	24.2%	20.3%

The bonds in the Trust are rated as follows:
• Standard & Poor’s
AAA	17.8%	12.2%
AA	14.4%	0.0%
A	45.0%	87.8%

Total	77.2%	100.0%

• Moody’s
Aaa	7.8%	0.0%
A	15.0%	0.0%

Total	22.8%	0.0%

The following insurance companies have insured the bonds in the Trust as to timely payment of principal and interest:
• ACA	0.0%	25.1%
• AMBAC	9.7%	0.0%
• FSA	7.8%	0.0%
• MBIA	8.1%	12.2%

Total	25.6%	37.3%

†	Percentages based on the aggregate offering price of the bonds in the Trust.
*	The Trust is considered to be “concentrated” in a particular category when bonds of that type make up 25% or more of the portfolio.
**	Citigroup Global Markets Inc. and its affiliates may have gains or losses on the sales of bonds to the Sponsor for deposit in the Trust.

UNDERWRITING

The names and addresses of the Underwriters and the number of Units to be sold by them are as follows:

	Units
	California Trust 206	Maryland Trust 134	New York Trust 232	Pennsylvania Trust 127
Citigroup Global Markets Inc. 388 Greenwich Street New York, New York 10013	2,650	1,900	2,000	1,650

Prudential Investment Management Services, LLC 100 Mulberry Street, Gateway Center 3 Newark, New Jersey 07102	100	100	500	100

SWS Securities 45 Broadway New York, New York 10006	250	—	250	—

Janney Montgomery Scott LLC 1801 Market Street Philadelphia, Pennsylvania 19103	—	—	—	250

UBS Financial Services Inc. 1285 Avenue of the Americas, 9th Floor New York, New York 10019	—	—	250	—

Total	3,000	2,000	3,000	2,000

INDEPENDENT AUDITORS’ REPORT

To the Sponsor, Trustee and Unit Holders of

Tax Exempt Securities Trust, California Trust 206, Maryland Trust 134, New York Trust 232 and Pennsylvania Trust 127:

We have audited the accompanying statements of financial condition, including the portfolios of securities, of each of the respective trusts constituting Tax Exempt Securities Trust, California Trust 206, Maryland Trust 134, New York Trust 232 and Pennsylvania Trust 127 as of June 26, 2003. These financial statements are the responsibility of the Sponsor (see note 6 to the statements of financial condition). Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition. Our procedures included confirmation with the Trustee of an irrevocable letter of credit deposited on June 26, 2003, and other appropriate auditing procedures for the purchase of securities, as shown in the statements of financial condition and portfolios of securities. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audits of the statements of financial condition provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of each of the respective trusts constituting Tax Exempt Securities Trust, California Trust 206, Maryland Trust 134, New York Trust 232 and Pennsylvania Trust 127 as of June 26, 2003, in conformity with accounting principles generally accepted in the United States of America.

New York, New York

June 26, 2003

TAX EXEMPT SECURITIES TRUST

STATEMENTS OF FINANCIAL CONDITION

AS OF DATE OF DEPOSIT, JUNE 26, 2003

	TRUST PROPERTY
	California Trust 206	Maryland Trust 134
Investment in Tax-Exempt Securities:
Bonds represented by purchase contracts backed by letter of credit (1)	$3,030,327	$2,034,553
Accrued interest through the Date of Deposit on underlying bonds (1)(2)	17,875	17,261
Cash (3)	7,500	5,000

Total	$3,055,702	$2,056,814

	LIABILITIES AND INTEREST OF UNIT HOLDERS
Liabilities:
Accrued interest through the Date of Deposit on underlying bonds (1)(2)	$17,875	$17,261
Reimbursement to Sponsor for Organization Costs (3)	7,500	5,000

	25,375	22,261

Interest of Unit Holders:
Units of fractional undivided interest outstanding (California Trust 206: 3,000; Maryland Trust 134: 2,000)
Cost to investors (4)	3,187,290	2,139,900
Less—Gross underwriting commission (5)	149,463	100,347
Less—Organization Costs (3)	7,500	5,000

Net amount applicable to investors	3,030,327	2,034,553

Total	$3,055,702	$2,056,814

(1)	Aggregate cost to each Trust of the Bonds listed under the Portfolios of Securities on the immediately following pages is based on offering prices as of 1:00 p.m. on June 26, 2003, the Date of Deposit, determined by the Evaluator on the basis set forth in Part B, “Public Offering—Offering Price.” Svenska Handelsbanken issued an irrevocable letter of credit in the aggregate principal amount of $11,000,000 which was deposited with the Trustee for the purchase of $10,000,000 principal amount of Bonds in all of the Trusts, pursuant to contracts to purchase such Bonds at the aggregate cost of $10,157,069 plus $73,999 representing accrued interest thereon through the Date of Deposit.
(2)	The Indenture provides that the Trustee will advance amounts equal to the accrued interest on the underlying securities of each Trust (net of accrued expenses) through the Date of Deposit and that such amounts will be distributed to the Sponsor as Unit Holder of record on such date, as set forth in Part B, “Rights of Unit Holders—Distribution of Interest and Principal.”
(3)	A portion of the Public Offering Price consists of cash in an amount sufficient to reimburse the Sponsor for the per Unit portion of all or a part of the organization costs of establishing a Trust. These costs have been estimated at $2.50 per Unit for each of the Trusts. A payment will be made as of the close of the initial public offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs are less than the estimated amount, only the actual organization expenses will be deducted from the assets of a Trust.
(4)	The cost to investors represents the public offering price (exclusive of interest) computed on 3,000 Units of the California Trust and 2,000 Units of the Maryland Trust, on the basis set forth in Part B, “Public Offering—Offering Price,” plus estimated organization costs.
(5)	Sales charge of 4.70% computed on 3,000 Units of the California Trust and 2,000 Units of the Maryland Trust, respectively, on the basis set forth in Part B, “Public Offering—Offering Price.”
(6)	The Trustee has custody of and responsibility for all accounting and financial books and records. The Sponsor is responsible for preparation of the financial statements in accordance with accounting principles generally accepted in the United States of America based upon the books and records provided by the Trustee. The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported therein. Actual results could differ from these estimates. The Evaluator determines the price for each underlying bond included in each Trust’s Portfolio of Securities on the basis set forth in Part B, “Public Offering—Offering Price.”

TAX EXEMPT SECURITIES TRUST

STATEMENTS OF FINANCIAL CONDITION

AS OF DATE OF DEPOSIT, JUNE 26, 2003

	TRUST PROPERTY
	New York Trust 232	Pennsylvania Trust 127
Investment in Tax-Exempt Securities:
Bonds represented by purchase contracts backed by letter of credit (1)	$3,052,608	$2,039,581
Accrued interest through the Date of Deposit on underlying bonds (1)(2)	21,304	17,559
Cash (3)	7,500	5,000

Total	$3,081,412	$2,062,140

	LIABILITIES AND INTEREST OF UNIT HOLDERS
Liabilities:
Accrued interest through the Date of Deposit on underlying bonds (1)(2)	$21,304	$17,559
Reimbursement to Sponsor for Organization Costs (3)	7,500	5,000

	28,804	22,559

Interest of Unit Holders:
Units of fractional undivided interest outstanding (New York Trust 232: 3,000; Pennsylvania Trust 127: 2,000)
Cost to investors (4)	3,210,660	2,145,160
Less—Gross underwriting commission (5)	150,552	100,579
Less—Organization Costs (3)	7,500	5,000

Net amount applicable to investors	3,052,608	2,039,581

Total	$3,081,412	$2,062,140

(1)	Aggregate cost to each Trust of the Bonds listed under the Portfolios of Securities on the immediately following pages is based on offering prices as of 1:00 p.m. on June 26, 2003, the Date of Deposit, determined by the Evaluator on the basis set forth in Part B, “Public Offering—Offering Price.” Svenska Handelsbanken issued an irrevocable letter of credit in the aggregate principal amount of $11,000,000 which was deposited with the Trustee for the purchase of $10,000,000 principal amount of Bonds in all of the Trusts, pursuant to contracts to purchase such Bonds at the aggregate cost of $10,157,069 plus $73,999 representing accrued interest thereon through the Date of Deposit.
(2)	The Indenture provides that the Trustee will advance amounts equal to the accrued interest on the underlying securities of each Trust (net of accrued expenses) through the Date of Deposit and that such amounts will be distributed to the Sponsor as Unit Holder of record on such date, as set forth in Part B, “Rights of Unit Holders—Distribution of Interest and Principal.”
(3)	A portion of the Public Offering Price consists of cash in an amount sufficient to reimburse the Sponsor for the per Unit portion of all or a part of the organization costs of establishing a Trust. These costs have been estimated at $2.50 per Unit for each of the Trusts. A payment will be made as of the close of the initial public offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs are less than the estimated amount, only the actual organization expenses will be deducted from the assets of a Trust.
(4)	The cost to investors represents the public offering price (exclusive of interest) computed on 3,000 Units of the New York Trust and 2,000 Units of the Pennsylvania Trust, on the basis set forth in Part B, “Public Offering—Offering Price,” plus estimated organization costs.
(5)	Sales charge of 4.70% computed on 3,000 Units of the New York Trust and 2,000 Units of the Pennsylvania Trust, respectively, on the basis set forth in Part B, “Public Offering—Offering Price.”
(6)	The Trustee has custody of and responsibility for all accounting and financial books and records. The Sponsor is responsible for preparation of the financial statements in accordance with accounting principles generally accepted in the United States of America based upon the books and records provided by the Trustee. The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported therein. Actual results could differ from these estimates. The Evaluator determines the price for each underlying bond included in each Trust’s Portfolio of Securities on the basis set forth in Part B, “Public Offering—Offering Price.”

TAX EXEMPT SECURITIES TRUST

CALIFORNIA TRUST 206—PORTFOLIO OF SECURITIES

AS OF JUNE 26, 2003

	Aggregate Principal	Securities Represented by Purchase Contracts	Ratings (1)	Redemption Provisions (2)	Cost of Securities to Trust (3)(4)	Yield on Date of Deposit (4)	Annual Interest Income to Trust

1.	$300,000	State of California General Obligation Bonds, 5.00% Due 2/1/2033	A	8/1/13 @ 100 SF 2/1/30 @ 100	$299,709	5.006%	$15,000

2.	350,000	California Health Facilities Financing Authority, Health Facility Revenue Bonds, Adventist Health System/West, 5.00% Due 3/1/2033	A	3/1/13 @ 100 SF 3/1/29 @ 100	352,649	4.900	17,500

3.	125,000	California Infrastructure and Economic Development Bank Revenue Bonds, Claremont University Consortium, 5.25% Due 10/1/2033	Aa3*	10/1/12 @ 100 SF 10/1/25 @ 100	131,064	4.600	6,563

4.	125,000	California Statewide Communities Development Authority Revenue Bonds, EAH-East Campus Apartment, ACA Insured, 5.625% Due 8/1/2034	A	8/1/12 @ 100 SF 8/1/23 @ 100	132,523	4.800	7,031

5.	320,000	Community Redevelopment Agency of the City of Delano, California, Delano Redevelopment Project Area No. 1, 2003 Tax Allocation Refunding Bonds, Series A, ACA Insured, 5.00% Due 9/1/2038	A	9/1/13 @ 102 SF 9/1/24 @ 100	322,886	4.900	16,000

6.	375,000	Hastings College of the Law, California, Revenue Bonds, AMBAC Insured, 4.375% Due 4/1/2033	Aaa*	4/1/13 @ 100 SF 4/1/27 @ 100	364,335	4.550	16,406

7.	500,000	Long Beach, California, Bond Finance Authority, Lease Revenue Bonds, Plaza Parking Facility, 5.375% Due 11/1/2027	A–	11/1/11 @ 100 SF 11/1/22 @ 100	537,335	4.300	26,875

TAX EXEMPT SECURITIES TRUST

CALIFORNIA TRUST 206—PORTFOLIO OF SECURITIES

AS OF JUNE 26, 2003

	Aggregate Principal	Securities Represented by Purchase Contracts	Ratings (1)	Redemption Provisions (2)	Cost of Securities to Trust (3)(4)	Yield on Date of Deposit (4)	Annual Interest Income to Trust

8.	$250,000	City of Los Angeles, California, Community Facilities District No. 4 (Playa Vista—Phase 1), Special Tax Bonds, AMBAC Insured, 4.75% Due 9/1/2031	AAA	9/1/12 @ 102 SF 9/1/29 @ 100	$249,750	4.756%	$11,875

9.	350,000	Department of Water and Power of the City of Los Angeles, California, Water System Revenue Bonds, MBIA Insured, 4.25% Due 10/15/2034	AAA	10/15/08 @ 101 SF 10/15/31 @ 100	335,363	4.500	14,875

10.	305,000	City and County of San Francisco, California, Certificates of Participation, Juvenile Hall Replacement Project, MBIA Insured, 4.625% Due 3/1/2028	AAA	3/1/10 @ 102 SF 3/1/25 @ 100	304,713	4.631	14,106

	$3,000,000				$3,030,327		$146,231

The Notes following the Portfolios are an integral part of each Portfolio of Securities.

TAX EXEMPT SECURITIES TRUST

MARYLAND TRUST 134—PORTFOLIO OF SECURITIES

AS OF JUNE 26, 2003

	Aggregate Principal	Securities Represented by Purchase Contracts	Ratings (1)	Redemption Provisions (2)	Cost of Securities to Trust (3)(4)	Yield on Date of Deposit (4)	Annual Interest Income to Trust

1.	$300,000	Community Development Administration, Maryland Department of Housing and Community Development, Multi-Family Housing Revenue Bonds, 4.45% Due 5/15/2033	Aa2*	11/15/12 @ 100	$299,691	4.456%	$13,350

2.	200,000	Maryland Health and Higher Educational Facilities Authority Revenue Bonds, Johns Hopkins University, 5.00% Due 7/1/2041	AA	7/1/11 @ 100	209,404	4.300	10,000

3.	200,000	Maryland Health and Higher Educational Facilities Authority Hospital Revenue Bonds, Johns Hopkins University, 4.50% Due 5/15/2035	AA–	5/15/09 @ 101 SF 5/15/34 @ 100	198,316	4.550	9,000

4.	300,000	Maryland Health and Higher Educational Facilities Authority Revenue Bonds, Loyola College Issue, 5.00% Due 10/1/2039	A	10/1/09 @ 101 SF 10/1/30 @ 100	312,015	4.350	15,000

5.	105,000	Maryland Health and Higher Educational Facilities Authority Revenue Bonds, Mercy Medical Center, 5.625% Due 7/1/2031	A–	7/1/11 @ 100 SF 7/1/23 @ 100	109,289	5.000	5,906

6.	195,000	Maryland Health and Higher Educational Facilities Authority Revenue Bonds, Sheppard Pratt Issue, 5.25% Due 7/1/2035	A–	7/1/13 @ 100 SF 7/1/31 @ 100	198,803	5.000	10,238

7.	350,000	Baltimore, Maryland, Water Revenue Project, FGIC Insured, 4.20% Due 7/1/2028	AAA	7/1/13 @ 100 SF 7/1/26 @ 100	347,319	4.250	14,700

TAX EXEMPT SECURITIES TRUST

MARYLAND TRUST 134—PORTFOLIO OF SECURITIES

AS OF JUNE 26, 2003

	Aggregate Principal	Securities Represented by Purchase Contracts	Ratings (1)	Redemption Provisions (2)	Cost of Securities to Trust (3)(4)	Yield on Date of Deposit (4)	Annual Interest Income to Trust

8.	$350,000	Puerto Rico Highways and Transportation Authority, Transportation Revenue Bonds, 5.00% Due 7/1/2042	A	7/1/13 @ 100 SF 7/1/34 @ 100	$359,716	4.650%	$17,500

	$2,000,000				$2,034,553		$95,694

The Notes following the Portfolios are an integral part of each Portfolio of Securities.

TAX EXEMPT SECURITIES TRUST

NEW YORK TRUST 232—PORTFOLIO OF SECURITIES

AS OF JUNE 26, 2003

	Aggregate Principal	Securities Represented by Purchase Contracts	Ratings (1)	Redemption Provisions (2)	Cost of Securities to Trust (3)(4)	Yield on Date of Deposit (4)	Annual Interest Income to Trust

1.	$140,000	City of New York, New York, General Obligation Bonds, 4.75% Due 6/1/2024	A	6/1/13 @ 100	$141,099	4.650%	$6,650

2.	145,000	Dormitory Authority of the State of New York Court Facilities, Lease Revenue Bonds, 4.50% Due 5/15/2022	A	5/15/13 @ 100	143,177	4.600	6,525

3.	350,000	Dormitory Authority of the State of New York Court Facilities, Lease Revenue Bonds, 4.60% Due 5/15/2023	A	5/15/13 @ 100	349,664	4.607	16,100

4.	430,000	Dormitory Authority of the State of New York Revenue Bonds, Lenox Hill Hospital Obligated Group, 5.50% Due 7/1/2030	A3*	7/1/11 @ 101 SF 7/1/21 @ 100	458,290	4.600	23,650

5.	320,000	Dormitory Authority of the State of New York Revenue Bonds, Memorial Sloan Kettering Center, 5.00% Due 7/1/2034	AA	7/1/13 @ 100 SF 7/1/31 @ 100	334,096	4.450	16,000

6.	100,000	New York State Urban Development Corporation Revenue Bonds, Personal Income Tax, 5.00% Due 3/15/2033	AA	3/15/13 @ 100 SF 3/15/29 @ 100	105,507	4.300	5,000

7.	350,000	Metropolitan Transportation Authority, New York, Transportation Revenue Bonds, 5.25% Due 11/15/2031	A	11/15/12 @ 100 SF 11/15/26 @ 100	374,045	4.350	18,375

8.	300,000	Tobacco Settlement Financing Corporation, State of New York, Asset-Backed Revenue Bonds, AMBAC Insured, 4.00% Due 6/1/2021	AAA	6/1/13 @ 100	296,211	4.100	12,000

TAX EXEMPT SECURITIES TRUST

NEW YORK TRUST 232—PORTFOLIO OF SECURITIES

AS OF JUNE 26, 2003

	Aggregate Principal	Securities Represented by Purchase Contracts	Ratings (1)	Redemption Provisions (2)	Cost of Securities to Trust (3)(4)	Yield on Date of Deposit (4)	Annual Interest Income to Trust

9.	$260,000	Greenville Central School District, Greene County, New York, General Obligations, School District Bonds, MBIA Insured, 3.50% Due 6/15/2021	AAA	6/15/12 @ 101	$246,652	3.900%	$9,100

10.	250,000	City School District of the City of Saratoga Springs, Saratoga, New York, School District Serial Bonds, FSA Insured, 3.625% Due 6/15/2019	Aaa*	6/15/12 @ 100	239,012	4.000	9,063

11.	355,000	Puerto Rico Highways and Transportation Authority, Transportation Revenue Bonds, 5.00% Due 7/1/2042	A	7/1/13 @ 100 SF 7/1/34 @ 100	364,855	4.650	17,750

	$3,000,000				$3,052,608		$140,213

The Notes following the Portfolios are an integral part of each Portfolio of Securities.

TAX EXEMPT SECURITIES TRUST

PENNSYLVANIA TRUST 127—PORTFOLIO OF SECURITIES

AS OF JUNE 26, 2003

	Aggregate Principal	Securities Represented by Purchase Contracts	Ratings (1)	Redemption Provisions (2)	Cost of Securities to Trust (3)(4)	Yield on Date of Deposit (4)	Annual Interest Income to Trust

1.	$250,000	State of Pennsylvania General Obligation Bonds, MBIA Insured, 3.90% Due 7/1/2019	AAA	7/1/13 @ 100	$248,525	3.950%	$9,750

2.	100,000	Pennsylvania State Higher Educational Facilities Authority Commonwealth of Pennsylvania, Student Housing Revenue Bonds, SAI Housing LLC Project at California University of Pennsylvania, ACA Insured, 5.00% Due 7/1/2023	A	7/1/13 @101 SF 7/1/14 @ 100	102,124	4.750	5,000

3.	400,000	Pennsylvania State Higher Educational Facilities Authority Commonwealth of Pennsylvania Revenue Bonds, Philadelphia College of Osteopathic Medicine, 4.625% Due 12/1/2033	A	6/1/14 @ 100 SF 12/1/29 @ 100	391,984	4.750	18,500

4.	100,000	Health Care Facilities Authority of Sayre, Pennsylvania, Revenue Bonds, Guthrie Health Issue, 5.875% Due 12/1/2031	A–	12/1/11 @ 101 SF 12/1/22 @ 100	106,511	5.000	5,875

5.	105,000	Delaware River Joint Toll Bridge Commission, Pennsylvania-New Jersey, Bridge System Revenue Bonds, 5.00% Due 7/1/2023	A–	7/1/13 @ 100	110,058	4.400	5,250

6.	350,000	Montgomery County, Pennsylvania, Higher Education & Health Authority, Abington Memorial Hospital Revenue Bonds, 5.125% Due 6/1/2032	A	6/1/12 @ 101 SF 6/1/28 @ 100	356,122	4.900	17,938

7.	400,000	Northumberland County, Pennsylvania, Industrial Development Authority, Facility Revenue Bonds, NHS Youth Services, Inc. Project, ACA Insured, 5.50% Due 2/15/2033	A	2/15/13 @ 102 SF 2/15/29 @ 100	421,068	4.900	22,000

TAX EXEMPT SECURITIES TRUST

PENNSYLVANIA TRUST 127—PORTFOLIO OF SECURITIES

AS OF JUNE 26, 2003

	Aggregate Principal	Securities Represented by Purchase Contracts	Ratings (1)	Redemption Provisions (2)	Cost of Securities to Trust (3)(4)	Yield on Date of Deposit (4)	Annual Interest Income to Trust

8.	$295,000	Puerto Rico Highways and Transportation Authority, Transportation Revenue Bonds, 5.00% Due 7/1/2042	A	7/1/13 @ 100 SF 7/1/34 @ 100	$303,189	4.650%	$14,750

	$2,000,000				$2,039,581		$99,063

The Notes following the Portfolios are an integral part of each Portfolio of Securities.

NOTES TO PORTFOLIOS OF SECURITIES

(1)	For a description of the meaning of the applicable rating symbols as published by Standard & Poor’s Ratings Group, a division of McGraw-Hill Companies, Inc., Moody’s Investors Service(*) and Fitch Ratings(**), see Part B, “Bond Ratings.”

(2)	There is shown under this heading the year in which each issue of Bonds initially is redeemable and the redemption price for that year; unless otherwise indicated, each issue continues to be redeemable at declining prices thereafter, but not below par. “SF” indicates a sinking fund has been or will be established with respect to an issue of Bonds. The prices at which Bonds may be redeemed or called prior to maturity may or may not include a premium and, in certain cases, may be less than the cost of the Bonds to a Trust. Certain Bonds in a Portfolio, including Bonds listed as not being subject to redemption provisions, may be redeemed in whole or in part other than by operation of the stated redemption or sinking fund provision under certain unusual or extraordinary circumstances specified in the instruments setting forth the terms and provisions of such Bonds. For example, see discussion of obligations of housing authorities in Part B, “Tax Exempt Securities Trust—Risk Factors.”

(3)	Contracts to purchase Bonds were entered into during the period April 25, 2003, through June 26, 2003, with settlement dates on or before July 1, 2003. The Profit to the Sponsor on Deposit totals $27,440 for the California Trust, $10,983 for the Maryland Trust, $19,007 for the New York Trust and $14,596 for the Pennsylvania Trust.

(4)	Evaluation of the Bonds by the Evaluator is made on the basis of current offering prices for the Bonds. The current offering prices of the Bonds are greater than the current bid prices of the Bonds. The Redemption Price per Unit and the public offering price of the Units in the secondary market are determined on the basis of the current bid prices of the Bonds. (See Part B, “Public Offering—Offering Price” and “Rights of Unit Holders—Redemption of Units.”) Yield on Date of Deposit was computed on the basis of offering prices on the Date of Deposit. On June 26, 2003, the aggregate bid price of the Bonds was $3,006,327 for the California Trust, $2,024,553 for the Maryland Trust, $3,037,608 for the New York Trust and $2,026,171 for the Pennsylvania Trust.

PROSPECTUS—Part B:

Note that Part B of this Prospectus may not be

distributed unless accompanied by Part A.

TAX EXEMPT SECURITIES TRUST

The Trusts

For over 20 years, Tax Exempt Securities Trust has specialized in quality municipal bond investments designed to meet a variety of investment objectives and tax situations. Tax Exempt Securities Trust is a convenient and cost effective alternative to individual bond purchases. Each Trust is one of a series of similar but separate unit investment trusts. A unit investment trust provides many of the same benefits as individual bond purchases. However, while receiving many of the benefits, the holder of Units (the “Holder”) avoids the complexity of analyzing, selecting and monitoring a multi-bond portfolio. Each Trust is also created under the laws of the State of New York by a Trust Indenture and Agreement and related Reference Trust Agreement dated the Date of Deposit (collectively, the “Trust Agreement”), of Citigroup Global Markets Inc., as Sponsor, JPMorgan Chase Bank, as Trustee, and Kenny S&P Evaluation Services, a division of J.J. Kenny Company, Inc., as Evaluator. Each Trust containing Bonds of a State for which such Trust is named (a “State Trust”) and each National or Intermediate Term Trust is referred to herein as the “Trust” and together they are referred to as “Trusts.” On the Date of Deposit, the Sponsor deposited contracts and funds (represented by a certified check or checks and/or an irrevocable letter or letters of credit, issued by a major commercial bank) for the purchase of certain interest-bearing obligations (the “Bonds”) and/or Units of preceding Series of Tax Exempt Securities Trust (the “Deposited Units”). The Bonds and Deposited Units (if any) are referred to herein collectively as the “Securities.” After the deposit of the Securities and the creation of the Trusts, the Trustee delivered to the Sponsor registered certificates of beneficial interest (the “Certificates”) representing the units (the “Units”) comprising the entire ownership of each Trust. These Units are now being offered pursuant to this Prospectus. References to multiple Trusts herein should be read as references to a single Trust if Part A indicates the creation of only one Trust.

Objectives

The objectives of each Trust are tax-exempt income and conservation of capital through an investment in a diversified portfolio of municipal bonds. There is no guarantee that a Trust’s objectives will be achieved.

Portfolio

The Sponsor’s investment professionals select Bonds for the Trust portfolios from among the 200,000 municipal bond issues that vary according to bond purpose, credit quality and years to maturity. The following factors, among others, were considered in selecting the Bonds for each Trust:

•	whether the interest on the Bonds selected would be exempt from federal and/or state income taxes imposed on the Holders;

•	for an uninsured Trust, whether the Bonds were rated “A” or better by a major bond rating agency;

•	for an insured Trust, whether the Bonds were rated “AAA” or its equivalent by a major bond rating agency;

•	the maturity dates of the Bonds (including whether such Bonds may be called or redeemed prior to their stated maturity);

•	the diversity of the types of Bonds; and

•	the cost of the Bonds relative to what the Sponsor believes is their value.

An Intermediate Term Trust will have a dollar-weighted average portfolio maturity of more than three years but no more than eleven years from the

Date of Deposit. An Intermediate Term Trust (Limited Term) will have a dollar-weighted portfolio maturity of more than three years but no more than eight years from the Date of Deposit. A National Trust (Intermediate/Long Series) will have a dollar-weighted average portfolio maturity of more than eleven years but no more than fifteen years from the Date of Deposit. A National or State Trust not specified as to term will have a dollar weighted average portfolio maturity of more than ten years from the Date of Deposit.

The Units

Each Unit in a Trust represents a fractional undivided interest in the principal and net income of such Trust. If any Units are redeemed after the date of this Prospectus, the principal amount of Bonds in the Trust will be reduced by an amount allocable to redeemed Units. Also, the fractional undivided interest in the Trust represented by each unredeemed Unit will be increased. Units will remain outstanding until redeemed or until the termination of the Trust.

RISK FACTORS

An investment in Units is subject to the following risks.

Failure of Issuers to Pay Interest and/or Principal

The primary risk associated with an investment in Bonds is that the issuer of the Bond will default on principal and/or interest payments when due on the Bond. Such a default would have the effect of lessening the income generated by the Trust and/or the value of the Trust’s Units. The bond ratings assigned by major rating organizations are an indication of the issuer’s ability to make interest and principal payments when due on its bonds. Subsequent to the date of deposit the rating assigned to a bond may decline. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any bond.

Original Issue Discount Bonds and Zero Coupon Bonds

Certain of the Bonds in the Trust may be original issue discount bonds and/or zero coupon bonds. Original issue discount bonds are bonds originally issued at less than the market interest rate. Zero coupon bonds are original issue discount bonds that do not provide for the payment of current interest. For federal income tax purposes, original issue discount on such bonds must be accrued over the terms of such bonds. On sale or redemption, the difference between (i) the amount realized (other than amounts treated as tax-exempt income), and (ii) the tax basis of such bonds (properly adjusted for the accrual of original issue discount) will be treated as taxable income, gain or loss. See “Taxes” herein.

“When Issued” and “Delayed Delivery” Bonds

Certain Bonds in a Trust may have been purchased by the Sponsor on a “when issued” basis. Bonds purchased on a “when issued” basis have not yet been issued by their governmental entity on the Date of Deposit (although such governmental entity had committed to issue such Bonds). In the case of these and/or certain other Bonds, the delivery of the Bonds may be delayed (“delayed delivery”) or may not occur. The effect of a Trust containing “delayed delivery” or “when issued” Bonds is that Holders who purchased their Units prior to the date such Bonds are actually delivered to the Trustee may have to make a downward adjustment in the tax basis of their Units. Such downward adjustment may be necessary to account for interest accruing on such “when issued” or “delayed delivery” Bonds during the time between the Holders purchase of Units and delivery of such Bonds to a Trust. Such adjustment has been taken into account in computing the Estimated Current Return and Estimated Long-Term Return set forth herein, which is slightly lower than Holders may receive after the first year. To the extent that the delivery of such Bonds is delayed beyond their respective expected delivery dates, the Estimated Current Return and Estimated Long-Term Return for the first year may be lower than indicated in the “Summary of Essential Information” in Part A.

Redemption or Sale Prior to Maturity

Most of the Bonds in the Portfolio of a Trust are subject to redemption prior to their stated maturity date pursuant to sinking fund or call provisions. A call or redemption provision is more likely to be exercised when the offering price valuation of a bond is higher than its call or redemption price. Such price valuation is likely to be higher in periods of declining interest rates. The Bonds may also be subject to special or extraordinary call provisions. Certain of the Bonds may be sold or redeemed or otherwise mature. In such cases, the proceeds from such events will be distributed to Holders and will not be reinvested. Thus, no assurance can be given that a Trust will retain for any length of time its present size and composition. To the extent that a Bond was deposited in a Trust at a price higher than the price at which it is redeemable, or at a price higher than the price at which it is sold, a sale or redemption will result in a loss in the value of Units. Monthly distributions will generally be reduced by the amount of the income which would otherwise have been paid with respect to sold or redeemed bonds. The Estimated Current Return and Estimated Long-Term Return of the Units may be adversely affected by such sales or redemptions.

Market Discount

The Portfolio of the Trust may consist of some Bonds whose current market values were below face value on the Date of Deposit. A primary reason for the market value of such Bonds being less than face value at maturity is that the interest coupons of such Bonds are at lower rates than the current market interest rate for comparably rated Bonds. Bonds selling at market discounts tend to increase in market value as they approach maturity. A market discount tax-exempt Bond will have a larger portion of its total return in the form of taxable ordinary income (because market discount income is taxable ordinary income) and less in the form of tax-exempt income than a comparable Bond bearing interest at current market rates. See “Taxes” herein.

Failure of a Contract to Purchase Bonds

In the event that any contract for the purchase of any Bond fails, the Sponsor is authorized under the Trust Agreement to instruct the Trustee to acquire other securities (the “Replacement Bonds”) for inclusion in the Portfolio of the affected Trust. However, in order for the Trustee to acquire any Replacement Bonds, they must be deposited not later than the earlier of (i) the first monthly Distribution Date of the Trust or (ii) 90 days after such Trust was established. The cost and aggregate principal amount of a Replacement Bond may not exceed the cost and aggregate principal amount of the Bond which it replaces. In addition, a Replacement Bond must:

•	be a tax-exempt bond;

•	have a fixed maturity or disposition date comparable to the Bond it replaces;

•	be purchased at a price that results in a yield to maturity and in a current return which is approximately equivalent to the yield to maturity and current return of the Bond which it replaces;

•	be purchased within twenty days after delivery of notice of the failed contracts;

•	for an uninsured Trust, be rated in a category of A or better by a major rating organization; and

•	for an insured Trust, be rated AAA or its equivalent by a major rating organization.

Whenever a Replacement Bond has been acquired for a Trust, the Trustee shall, within five days thereafter, notify all Holders of such Trust of the acquisition of the Replacement Bond.

In the event that a contract to purchase any of the Bonds fails and Replacement Bonds are not acquired, the Trustee will, not later than the second monthly Distribution Date, distribute to Holders the funds attributable to the failed contract. The Sponsor will, in such a case, refund the sales charge applicable to the failed contract. If less than all the funds attributable to a failed contract are applied to purchase Replacement Bonds, the remaining moneys will be distributed to Holders not later than the second monthly Distribution Date. Moreover, the failed contract may reduce the Estimated Net Annual Income per Unit, and may lower the Estimated Current Return and Estimated Long-Term Return of the affected Trust.

Risks Inherent in an Investment in Different Types of Bonds

The Trust may contain or be concentrated in one or more of the classifications of Bonds referred to below. The two principal classifications of Bonds are “general obligation” and “revenue” bonds. General obligation bonds are secured by the issuer’s pledge of its faith, credit and taxing power for the payment of principal and interest. The principal and interest on revenue bonds are payable from the income of specific projects or authorities, such as hospital facilities or transit authorities, and generally are not supported by the issuer’s taxing power. In addition, certain kinds of “private activity bonds” are issued by public authorities to provide funding for various privately operated industrial facilities (“industrial development revenue bonds”). A Trust is considered to be “concentrated” in a particular category when the Bonds in that category constitute 25% or more of the aggregate value of the Portfolio. An investment in Units of the Trust should be made with an understanding of the risks that these investments may entail, certain of which are described below.

General Obligation Bonds. Certain of the Bonds in the Portfolio may be general obligations of a governmental entity that are secured by the taxing power of the entity. General obligation bonds are backed by the issuer’s pledge of its full faith, credit and taxing power for the payment of principal and interest. However, the taxing power of any governmental entity may be limited by provisions of state constitutions or laws and an entity’s credit will depend on many factors. Some such factors are the entity’s tax base, the extent to which the entity relies on federal or state aid, and other factors which are beyond the entity’s control.

Industrial Development Revenue Bonds (“IDRs”). IDRs including pollution control revenue bonds, are tax-exempt securities issued by states, municipalities, public authorities or similar entities to finance the cost of acquiring, constructing or improving various projects. These projects are usually operated by corporate entities. IDRs are not general obligations of governmental entities backed by their taxing power. Issuers are only obligated to pay amounts due on the IDRs to the extent that funds are available from the unexpended proceeds of the IDRs or receipts or revenues of the issuer. Payment of IDRs is solely dependent upon the creditworthiness of the corporate operator of the project or corporate guarantor. Such corporate operators or guarantors that are industrial companies may be affected by many factors which may have an adverse impact on the credit quality of the particular company or industry.

Hospital and Health Care Facility Bonds. The ability of hospitals and other health care facilities to meet their obligations with respect to revenue bonds issued on their behalf is dependent on various factors. Some such factors are the level of payments received from private third-party payors and government programs and the cost of providing health care services. There can be no assurance that payments under governmental programs will remain at levels comparable to present levels or will be sufficient to cover the costs associated with their bonds. It also may be necessary for a hospital or other health care facility to incur substantial capital expenditures or increased operating expenses to effect changes in its facilities, equipment, personnel and services. Hospitals and other health care facilities are additionally subject to claims and legal actions by patients and others in the ordinary course of business. There can be no assurance that a claim will not exceed the insurance coverage of a health care facility or that insurance coverage will be available to a facility.

Single Family and Multi-Family Housing Bonds. Multi-family housing revenue bonds and single family mortgage revenue bonds are state and local housing issues that have been issued to provide financing for various housing projects. Multi-family housing revenue bonds are payable primarily from mortgage loans to housing projects for low to moderate income families. Single-family mortgage revenue bonds are issued for the purpose of acquiring notes secured by mortgages on residences. The ability of housing issuers to make debt service payments on their obligations may be affected by various economic and non-economic factors. Such factors include: occupancy levels, adequate rental income in multi-family projects, the rate of default on mortgage loans underlying single family issues and the ability of mortgage insurers to pay claims. All single family mortgage revenue bonds and certain multi-family housing revenue bonds are prepayable over the life of the underlying mortgage or mortgage pool. Therefore, the average life of housing obligations cannot be determined. However, the average life of these obligations will ordinarily be less than their stated maturities. Mortgage loans are frequently partially or completely prepaid prior to their final stated maturities. To the extent that these obligations were valued at a premium when a Holder purchased Units, any prepayment at par would result in a loss of capital to the Holder and reduce the amount of income that would otherwise have been paid to Holders.

Power Facility Bonds. The ability of utilities to meet their obligations with respect to bonds they issue is dependent on various factors. These factors include the rates they may charge their customers, the demand for a utility’s services and the cost of providing those services. Utilities are also subject to extensive regulations relating to the rates which they may charge customers. Utilities can experience regulatory, political and consumer resistance to rate increases. Utilities engaged in long-term capital projects are especially sensitive to regulatory lags in granting rate increases. Utilities are additionally subject to increased costs due to governmental environmental regulation and decreased profits due to increasing competition. Any difficulty in obtaining timely and adequate rate increases could adversely affect a utility’s results of operations. The Sponsor cannot predict at this time the ultimate effect of such factors on the ability of any issuers to meet their obligations with respect to Bonds.

Water and Sewer Revenue Bonds. Water and sewer bonds are generally payable from user fees. The ability of state and local water and sewer authorities to meet their obligations may be affected by a number of factors. Some such factors are the failure of municipalities to utilize fully the facilities constructed by these authorities, declines in revenue from user charges, rising construction and maintenance costs, impact of environmental requirements, the difficulty of obtaining or discovering new supplies of fresh water, the effect of conservation programs, the impact of “no growth” zoning ordinances and the continued availability of federal and state financial assistance and of municipal bond insurance for future bond issues.

University and College Bonds. The ability of universities and colleges to meet their obligations is dependent upon various factors. Some of these factors, of which an investor should be aware, are the size and diversity of their sources of revenues, enrollment, reputation, management expertise, the availability and restrictions on the use of endowments and other funds, the quality and maintenance costs of campus facilities. Also, in the case of public institutions, the financial condition of the relevant state or other governmental entity and its policies with respect to education may affect an institution’s ability to make payments on its own.

Lease Rental Bonds. Lease rental bonds are predominantly issued by governmental authorities that have no taxing power or other means of directly raising revenues. Rather, the authorities are financing vehicles created solely for the construction of buildings or the purchase of equipment that will be used by a state or local government. Thus, the bonds are subject to the ability and willingness of the lessee government to meet its lease rental payments which include debt service on the bonds. Lease rental bonds are subject to the risk that the lessee government is not legally obligated to budget and appropriate for the rental payments beyond the current fiscal year. These bonds are also subject to the risk of abatement in many states as rental bonds cease in the event that damage, destruction or condemnation of the project prevents its use by the lessee. Also, in the event of default by the lessee government, there may be significant legal and/or practical difficulties involved in the reletting or sale of the project.

Capital Improvement Facility Bonds. The Portfolio of a Trust may contain Bonds which are in the capital improvement facilities category. Capital improvement bonds are bonds issued to provide funds to assist political subdivisions or agencies of a state through acquisition of the underlying debt of a state or local political subdivision or agency. The risks of an investment in such bonds include the risk of possible prepayment or failure of payment of proceeds on and default of the underlying debt.

Solid Waste Disposal Bonds. Bonds issued for solid waste disposal facilities are generally payable from tipping fees and from revenues that may be earned by the facility on the sale of electrical energy generated in the combustion of waste products. The ability of solid waste disposal facilities to meet their obligations depends upon the continued use of the facility, the successful and efficient operation of the facility and, in the case of waste-to-energy facilities, the continued ability of the facility to generate electricity on a commercial basis. Also, increasing environmental regulation on the federal, state and local level has a significant impact on waste disposal facilities. While regulation requires more waste producers to use waste disposal facilities, it also imposes significant costs on the facilities.

Moral Obligation Bonds. The Trust may also include “moral obligation” bonds. If an issuer of moral obligation bonds is unable to meet its obligations, the repayment of the bonds becomes a moral commitment but not a legal obligation of the state or municipality in question. Thus, such a commitment generally requires appropriation by the state legislature and accordingly does not constitute a legally enforceable obligation or debt of the state. The agencies or authorities generally have no taxing power.

Refunded Bonds. Refunded Bonds are typically secured by direct obligations of the U.S. Government, or in some cases obligations guaranteed by the U.S. Government, placed in an escrow account maintained by an independent trustee until maturity or a predetermined redemption date. These obligations are generally noncallable prior to maturity or the predetermined redemption date. In a few isolated instances to date, however, bonds which were thought to be escrowed to maturity have been called for redemption prior to maturity.

Airport, Port and Highway Revenue Bonds. Certain facility revenue bonds are payable from and secured by the revenues from the ownership and operation of particular facilities, such as airports, highways and port authorities. Airport operating income may be affected by the ability of airlines to meet their obligations under the agreements with airports. Similarly, payment on bonds related to other facilities is dependent on revenues from the projects, such as use fees from ports, tolls on turnpikes and bridges and rents from buildings. Therefore, payment may be adversely affected by reduction in revenues due to such factors and increased cost of maintenance or decreased use of a facility. The Sponsor cannot predict what effect conditions may have on revenues which are dependent for payment on these bonds.

Special Tax Bonds. Special tax bonds are payable from and secured by the revenues derived by a municipality from a particular tax. Examples of such special taxes are a tax on the rental of a hotel room, on the purchase of food and beverages, on the rental of automobiles or on the consumption of liquor. Special tax bonds are not secured by the general tax revenues of the municipality, and they do not represent general obligations of the municipality. Therefore, payment on special tax bonds may be adversely affected by a reduction in revenues realized from the underlying special tax. Also, should spending on the particular goods or services that are subject to the special tax decline, the municipality may be under no obligation to increase the rate of the special tax to ensure that sufficient revenues are raised from the shrinking taxable base.

Tax Allocation Bonds. Tax allocation bonds are typically secured by incremental tax revenues collected on property within the areas where redevelopment projects, financed by bond proceeds are located. Such payments are expected to be made from projected increases in tax revenues derived from higher assessed values of property resulting from development in the particular project area and not from an increase in tax rates. Special risk considerations include: reduction of, or a less than anticipated increase in, taxable values of property in the project area; successful appeals by property owners of assessed valuations; substantial delinquencies in the payment of property taxes; or imposition of any constitutional or legislative property tax rate decrease.

Tobacco Settlement Revenue Bonds. Tobacco Settlement Revenue Bonds are secured by a state or local government’s proportionate share in the Master Settlement Agreement (“MSA”). The MSA is an agreement, reached out of court in November 1998 between the attorneys general of 46 states (Florida, Minnesota, Mississippi and Texas all settled independently) and six other U.S. jurisdictions (including the District of Columbia, Puerto Rico and Guam), and the four largest U.S. tobacco manufacturers (Philip Morris, RJ Reynolds, Brown & Williamson, and Lorillard). Subsequently 34 smaller tobacco manufacturers signed on to the MSA, bringing the current combined market share of participating tobacco manufacturers to approximately 99%. The MSA basically provides for payments annually by the manufacturers to the states and jurisdictions in perpetuity, in exchange for releasing all claims against the manufacturers and a pledge of no further litigation. The MSA established a base payment schedule and a formula for adjusting payments each year. Manufacturers pay into a master escrow trust based on their market share, and each state receives a fixed percentage of the payment as set forth in the MSA. Annual payments are highly dependent on annual domestic cigarette shipments and inflation, as well as several other factors. As a result, payments made by tobacco manufacturers could be negatively impacted by a decrease in tobacco consumption over time. A market share loss by the MSA companies to non-MSA participating manufacturers would also cause a downward adjustment in the payment amounts. A participating manufacturer filing for bankruptcy could cause delays or reductions in bond payments.

Certain Tobacco Settlement Revenue Bonds are issued with “turbo” redemption features. Under the turbo structure, all available excess revenues are applied as an early redemption to the designated first turbo maturity until it is completely repaid, and then to the next turbo maturity until paid in full, and so on. The result is that the returned principal creates an average maturity that could be much shorter than the legal final maturity.

Transit Authority Bonds. Mass transit is generally not self-supporting from fare revenues. Therefore, additional financial resources must be made available to ensure operation of mass transit systems as well as the timely payment of debt service. Often such financial resources include federal and state subsidies, lease rentals paid by funds of the state or local government or a pledge of a special tax. If fare revenues or the additional financial resources do not increase appropriately to pay for rising operating expenses, the ability of the issuer to adequately service the debt may be adversely affected.

Convention Facility Bonds. The Portfolio of a Trust may contain Bonds of issuers in the convention facilities category. Bonds in the convention facilities category include special limited obligation securities issued to finance convention and sports facilities payable from rental payments and annual governmental appropriations. The governmental agency is not obligated to make payments in any year in which the monies have not been appropriated to make such payments. In addition, these facilities are limited use facilities that may not be used for purposes other than as convention centers or sports facilities.

Correctional Facility Bonds. The Portfolio of a Trust may contain Bonds of issuers in the correctional facilities category. Bonds in the correctional facilities category include special limited obligation securities issued to construct, rehabilitate and purchase correctional facilities payable from governmental rental payments and/or appropriations.

Puerto Rico Bonds. Certain of the Bonds in the Trust may be general obligations and/or revenue bonds of issuers located in the Commonwealth of Puerto Rico (“Puerto Rico” or the “Commonwealth”). These Bonds will be affected by general economic conditions in Puerto Rico. The economy of Puerto Rico is fully integrated with that of the mainland United States. During the fiscal year 2001 (July 2000 through June 2001), approximately 88% of Puerto Rico’s exports went to the United States mainland, which was also the source of approximately 54% of Puerto Rico’s imports. In fiscal year 2001, Puerto Rico experienced a $17.8 billion positive merchandise trade balance.

Puerto Rico has a diversified economy with manufacturing and services comprising its principal sectors. Gross product increased from $32.3 billion in fiscal 1997 ($31.4 billion in 1996 prices) to $44.2 billion in fiscal 2001 ($35.3 billion in 1996 prices). This represents an increase of 36.7% from fiscal 1997 to 2001 (12.6% in 1996 prices). The Planning Board’s gross product forecast for fiscal 2002, made in March 2002, projected an increase of 0.3% for fiscal 2002 and an increase of 2.7% for fiscal 2003. The performance of the economy during the fiscal 2002 was affected primarily by the performance of the United States economy, the level of transfer payments, and the level of oil prices and interest rates.

Preliminary Revenues and Expenditures for Fiscal Year 2002 and Approved Budget for Fiscal Year 2003. For the fiscal year ended June 30, 2002, preliminary General Fund revenues were $7.50 billion, which is $540 million or 7.8% higher than General Fund revenues during fiscal year 2001, and $37 million higher than originally budgeted revenues for this period.

Expenditures for the 2002 fiscal year, on the other hand, are estimated to be $7.64 billion, which is $140 million or 1.9% higher than the $7.50 billion estimated revised budget for the fiscal year, which revised budget is based on preliminary General Fund revenues for the fiscal year. The Commonwealth expects to cover these additional expenditures with $120 million of reserve funds from the Commonwealth’s Budgetary Fund and with $20 million of unused funds from certain agencies that have operating surpluses.

The approved budget for fiscal year 2003 (which commenced on July 1, 2002) includes General Fund expenditures of $7.84 billion, which is $373 million or 5.0% higher than the $7.47 billion originally budgeted for fiscal year 2002. General Fund revenues for fiscal year 2003 are projected to be $7.84 billion.

Ratings. On May 30, 2002, Standard & Poor’s lowered the Commonwealth’s debt rating from “A” to “A-.” Standard & Poor’s stated that the downgrade reflected five years of deficit operations and the use of deficit financing and back loading of debt to eliminate a large accumulated operating deficit. On

December 11, 2002, Standard & Poor’s also placed its ratings and underlying ratings on the Commonwealth’s outstanding debt on Credit Watch with negative implications, reflecting concerns of its general ability to enforce appropriate accounting, fiscal and management controls.

The preceding discussion provides only a brief summary of economic factors that may affect the market values of Puerto Rico municipal obligations. There can be no assurance that current or future economic difficulties in the United States or Puerto Rico and the resulting impact on Puerto Rico will not adversely affect the market value of Puerto Rico municipal obligations held by the Trust or the ability of particular issuers to make timely payments of debt service on these obligations. The information provided in this section is largely based on information drawn from Official Statements relating to securities offerings of Puerto Rico municipal obligations as of the date of this Prospectus. The Sponsor has not independently verified the accuracy and completeness of the information contained in such Official Statements.

Insurance

All of the bonds in an insured Trust are, and certain bonds in an uninsured Trust (the “Insured Bonds”) may be, insured or guaranteed by American Capital Access Corporation (“ACA”), Ambac Assurance Corporation (“AMBAC”), Financial Guaranty Insurance Company (“FGIC”), Financial Security Assurance Inc. (“FSA”), MBIA Insurance Corporation (“MBIA”), Radian Asset Assurance Inc. (“Radian”) or XL Capital Insurance Inc. (“XLCA”) (collectively, the “Insurance Companies”). Insurance policies generally make payments only according to a bond’s original payment schedule and do not make early payments when a bond defaults or becomes taxable. Although the federal government does not regulate the insurance business, various state laws and federal initiatives and tax law changes could significantly affect the insurance business. The claims-paying ability of each of these companies, unless otherwise indicated, is rated AAA by Standard & Poor’s or another acceptable national rating service. Standard & Poor’s has assigned an A claims-paying ability to ACA and an AA claims-paying ability to Radian. All of the bonds in an insured Trust will be insured or guaranteed by a AAA-rated insurer as of the Date of Deposit. The ratings are subject to change at any time at the discretion of the rating agencies.

The cost of this insurance is borne either by the issuers or previous owners of the bonds. The Sponsor does not insure the bonds in conjunction with their deposit in a Trust and makes no representations with regard to the adequacy of the insurance covering any of the Insured Bonds. The insurance policies are non- cancellable and will continue in force so long as the bonds are outstanding and the insurers remain in business. The insurance policies guarantee the timely payment of principal and interest on the Insured Bonds. However, the insurance policies do not guarantee the market value of the Insured Bonds or the value of the Units. The above information relating to the Insurance Companies has been obtained from publicly available information. No representation is made as to the accuracy or adequacy of the information or as to the absence of material adverse changes since the information was made available to the public.

Litigation and Legislation

To the best knowledge of the Sponsor, there is no litigation pending as of the Date of Deposit in respect of any Bonds which might reasonably be expected to have a material adverse effect upon the Trust. At any time after the Date of Deposit, litigation may be initiated on a variety of grounds, or legislation may be enacted, with respect to Bonds in the Trust. Litigation, for example, challenging the issuance of pollution control revenue bonds under environmental protection statutes may affect the validity of Bonds or the tax-free nature of their interest. While the outcome of litigation of this nature can never be entirely predicted, opinions of bond counsel are delivered on the date of issuance of each Bond to the effect that the Bond has been validly issued and that the interest thereon is exempt from regular federal income tax. In addition, other factors may arise from time to time which potentially may impair the ability of issuers to make payments due on the Bonds.

Tax Exemption

From time to time Congress considers proposals to tax the interest on state and local obligations, such as the Bonds. The Supreme Court has concluded that the U.S. Constitution does not prohibit Congress from passing a nondiscriminatory tax on interest on state and local obligations. This type of legislation, if enacted into law, could adversely affect an investment in Units. See “Taxes” herein for a more detailed discussion concerning the tax consequences of an investment in Units. Holders are urged to consult their own tax advisers.

TAXES

This is a general discussion of some of the income tax consequences of the ownership of the Units. It applies only to investors who hold the Units as capital assets. It does not discuss rules that apply to investors subject to special tax treatment, such as securities dealers, financial institutions, insurance companies, tax-exempt organizations or anyone who holds the Units as part of a hedge or straddle.

The Bonds

In the opinions of bond counsel delivered on the dates the Bonds were issued (or in opinions to be delivered, in the case of when issued Bonds), the interest on the Bonds is excludable from gross income for regular federal income tax purposes under the law in effect at that time (except in certain circumstances because of the identity of the holder). However, interest on the Bonds may be subject to state and local taxes. The Sponsor and Paul, Hastings, Janofsky & Walker LLP have not made and will not make any review of the procedures for the issuance of the Bonds or the basis for these opinions.

In the opinions of bond counsel referred to above, none of the interest received on the Bonds at the time of issuance is subject to the alternative minimum tax for individuals. However, the interest is includible in the calculation of a corporation’s alternative minimum tax.

In the case of certain Bonds, the opinions of bond counsel indicate that interest received by a substantial user of the facilities financed with proceeds of the Bonds, or persons related thereto, will not be exempt from regular federal income tax, although interest on those Bonds received by others generally would be exempt. The term substantial user includes only a person whose gross revenue derived with respect to the facilities financed by the issuance of the Bonds is more than 5% of the total revenue derived by all users of those facilities, or who occupies more than 5% of the usable areas of those facilities or for whom those facilities or a part thereof were specifically constructed, reconstructed or acquired. Related persons are defined to include certain related natural persons, affiliated corporations, partners and partnerships. Similar rules may be applicable for state tax purposes.

The opinions of bond counsel are limited to the law existing at the time the Bonds were issued, and may not apply to the extent that future changes in law, regulations or interpretations affect such Bonds. Interest on some or all of the Bonds may become subject to regular federal income tax, perhaps retroactively to their dates of issuance, as a result of possible changes in federal law or as a result of the failure of issuers (or other users of the proceeds of the bonds) to comply with certain ongoing requirements. Failure to meet these requirements could cause the interest on the Bonds to become taxable, thereby reducing the value of the Bonds, subjecting holders of the Bonds to unanticipated tax liabilities and possibly requiring the Trustee to sell the Bonds at reduced values.

The Sponsor and Paul, Hastings, Janofsky & Walker LLP have not made any investigation as to the current or future owners or users of the facilities financed by the Bonds, the amount of such persons’ outstanding tax-exempt private activity bonds, or the facilities themselves, and it is not possible to give any assurance that future events will not affect the tax-exempt status of the Bonds.

From time to time Congress considers proposals to tax the interest on state and local obligations such as the Bonds and it can be expected that similar proposals, including proposals for a flat tax or consumption tax, may be introduced in the future. The Supreme Court has concluded that the U.S. Constitution does not prohibit Congress from passing a nondiscriminatory tax on interest on state and local obligations. This type of legislation, if enacted, could adversely affect an investment in Units. The decision does not, however, affect the current exemption from taxation of the interest earned on the Bonds in the Trust.

As of the date of this prospectus, legislation passed in 2003 institutes lower personal income and capital gain tax rates under federal law. Under lower personal income tax rates on interest income, the benefit of the tax-exempt status of the Bonds held by the Trusts is relatively less than the benefit that would exist under higher tax rates. Investors should be aware of this change in tax rates given that the interest rates on the Bonds generally are lower than the pre-tax interest rates on similar taxable bonds.

Investors should consult their tax advisors for advice with respect to the effect of these provisions on their particular tax situation.

The Trust

In the opinion of Paul, Hastings, Janofsky & Walker LLP, special counsel for the Sponsor, under existing law as of the date of this Prospectus:

The Trusts are not associations taxable as corporations for federal income tax purposes, and the interest on the Bonds that is excludable from federal gross income when received by the Trusts will be excludable from the federal gross income of the Holders. Any proceeds paid under the insurance policies described above issued to the Trusts with respect to the Bonds and any proceeds paid under individual policies obtained by issuers of Bonds or other parties that represent maturing interest on defaulted obligations held by the Trusts will be excludable from federal gross income to the same extent as such interest would have been excludable if paid in the normal course by the issuer of the defaulted obligations.

Each Holder will be considered the owner of a pro rata portion of the Bonds and any other assets held in the Trust under the grantor trust rules of the Code. Each Holder will be considered to have received its pro rata share of income from Bonds held by the Trust on receipt by the Trust (or earlier accrual, depending on the Holder’s method of accounting and depending on the existence of any original issue discount on the Bonds), and each Holder will have a taxable event when an underlying Bond is disposed of (whether by sale, redemption, or payment at maturity) or when the Holder sells, exchanges or redeems its Units.

The opinion of Paul, Hastings, Janofsky & Walker LLP, which is set forth above, as to the tax status of the Trusts is not affected by the provision of the Trust Agreement that authorizes the acquisition of Replacement Bonds or by the implementation of the option automatically to reinvest principal and interest distributions from the Trusts pursuant to the

Reinvestment Programs, described under “Reinvestment Programs” in this Part B. However, reinvestment does not avoid a taxable event that otherwise occurs.

Other Tax Issues

The Trust may contain Bonds issued with original issue discount. Holders are required to accrue tax-exempt original issue discount by using the constant interest method provided for the holders of taxable obligations and to increase the basis of a tax-exempt obligation by the amount of any accrued tax-exempt original issue discount. These provisions are applicable to obligations issued after September 3, 1982, and acquired after March 1, 1984. The Trust’s tax basis (and the Holder’s tax basis) in a Bond is increased by any tax-exempt accrued original issue discount. For Bonds issued after June 9, 1980, that are redeemed prior to maturity, the difference between the Trust’s basis, as adjusted, and the amount received will be taxable gain or loss to the Holders.

Holders should consult their own tax advisors with respect to the state and local tax consequences of owning original issue discount bonds. It is possible that in determining state and local taxes, interest on tax-exempt bonds issued with original issue discount may be deemed to be received in the year of accrual even though there is no corresponding cash payment.

The total cost of a Unit to a Holder, including sales charge, is allocated among the Bonds held in the Trust (in proportion to the values of each Bond) in order to determine the Holder’s per Unit tax basis for each Bond. The tax basis reduction requirements of the Code relating to amortization of bond premium discussed below will apply separately to the per Unit cost of each such Bond.

A Holder will be considered to have purchased its pro rata interest in a Bond at a premium when it acquires a Unit if its tax cost for its pro rata interest in the Bond exceeds its pro rata interest in the Bond’s face amount (or the issue price plus accrued original issue discount of an original issue discount bond). The Holder will be required to amortize any premium over the period remaining before the maturity or call date of the Bond. Amortization of premium on a Bond will reduce a Holder’s tax basis for its pro rata interest in the Bond, but will not result in any deduction from the Holder’s income. Thus, for example, a Holder who purchases a Unit at a price that results in a Bond premium and resells it at the same price will recognize taxable gain equal to the portion of the premium that was amortized during the period the Holder is considered to have held such interest.

Bond premium must be amortized under the method the Holder regularly employs for amortizing bond premium (assuming such method is reasonable). With respect to a callable bond, the premium must be computed with respect to the call price and be amortized to the first call date (and successively to later call dates based on the call prices for those dates).

Gain or loss realized on a sale, maturity or redemption of the Bonds or on a sale or redemption of a Unit is includible in gross income for federal, state and local income tax purposes. That gain or loss will be capital gain or loss, assuming that the Unit is held as a capital asset, except for any accrued interest, accrued original issue discount or accrued market discount. When a Bond is sold by the Trust, taxable gain or loss will be realized by the Holder equal the difference between (i) the amount received (excluding the portion representing accrued interest) and (ii) the adjusted basis (including any accrued original issue discount). Taxable gain or loss will also result if a Unit is sold or redeemed for an amount different from its adjusted basis to the Holder. The amount received when a Unit is sold or redeemed is allocated among all the Bonds in the Trust in the same manner if the Trust had disposed of the Bonds, and the Holder may exclude accrued interest, including any accrued original issue discount, but not amounts attributable to market discount. The return of a Holder’s tax basis is otherwise a tax-free return of capital.

A Holder may acquire its Units or the Trust may acquire Bonds at a price that represents a market discount for the Bonds. Bonds purchased at a market discount tend to increase in market value as they approach maturity, when the principal amount is payable, thus increasing the potential for taxable gain (or reducing the potential for loss) on their redemption, maturity or sale. Gain on the disposition of a Bond purchased at a market discount generally will be treated as taxable ordinary income, rather than capital gain, to the extent of any accrued market discount.

Long-term capital gains realized by non-corporate Holders (with respect to Units and Bonds held for more than one year) will be taxed at a maximum federal income tax rate of 15% (5% if the non-corporate Holder is, and would be after accounting for such gains, eligible for the 10% or 15% tax bracket for ordinary income), while ordinary income and short-term capital gains received by non-corporate Holders will be taxed at a maximum federal income tax rate of 35%. The deductibility of capital losses is limited to the amount of capital gain; in addition, up to $3,000 of capital losses of noncorporate Holders ($1,500 in the case of married individuals filing separate returns) may be deducted against ordinary income. Since the proceeds from the sale of Bonds, under certain circumstances, may not be distributed pro-rata, a Holder’s taxable income or gain for any year may exceed its actual cash distributions in that year.

If the Trust purchases any units of a previously issued unit investment trust series, based on the opinion of counsel with respect to such series, the Trust’s pro rata ownership interest in the bonds of such series (or any previously issued series) will be treated as though it were owned directly by the Trust.

Among other things, the Code provides for the following: (1) interest on certain private activity bonds is an item of tax preference included in the calculation of alternative minimum tax, however, bond counsel has opined that none of the Bonds in the Trust are covered by this provision; (2) 75% of the amount by which adjusted current earnings (including interest on all tax-exempt bonds) exceed alternative minimum taxable income, as modified for this calculation, will be included in corporate alternative minimum taxable income; (3) subject to certain exceptions, no financial institution is allowed a deduction for interest expense allocable to tax-exempt interest on bonds acquired after August 7, 1986; (4) the amount of the deduction allowed to property and casualty insurance companies for underwriting loss is decreased by an amount determined with regard to tax-exempt interest income and the deductible portion of dividends received by such companies; (5) an issuer must meet certain requirements on a continuing basis in order for interest on a bond to be tax-exempt, with failure to meet such requirements resulting in the loss of tax exemption; and (6) the branch profits tax on U.S. branches of foreign corporations may have the effect of taxing a U.S. branch of a foreign corporation on the interest on bonds otherwise exempt from tax.

The Code provides that a portion of social security benefits is includible in taxable income for taxpayers whose “modified adjusted gross income” combined with a portion of their social security benefits exceeds a base amount. The base amount is $32,000 for a married couple filing a joint return, zero for married persons filing separate returns and not living apart at all times during the year, and $25,000 for all others. Interest on tax-exempt bonds is added to adjusted gross income for purposes of determining whether an individual’s income exceeds this base amount.

Certain S corporations, with accumulated earnings and profits from years in which they were subject to regular corporate tax, may be subject to tax on tax-exempt interest.

If borrowed funds are used by a Holder to purchase or carry Units of the Trust, interest on such indebtedness will not be deductible for federal income tax purposes. Fees and expenses of the Trust will also not be deductible. Under rules used by the Internal Revenue Service, the purchase of Units may be considered to have been made with borrowed funds even though the borrowed funds are not directly traceable to the purchase of Units. Similar rules are applicable for purposes of state and local taxation.

After the end of each calendar year, the Trustee will furnish to each Holder an annual statement containing information relating to the interest received by the Trust on the Bonds, the gross proceeds received by the Trust from the disposition of any Bond (resulting from redemption or payment at maturity of any Bond or the sale by the Trust of any Bond), and the fees and expenses paid by the Trust. The Trustee will also furnish annual information returns to each Holder and to the Internal Revenue Service. Holders are required to report to the Internal Revenue Service the amount of tax-exempt interest received during the year.

EXPENSES AND CHARGES

Initial Expenses

Investors will reimburse the Sponsor on a per Unit basis, all or a portion of the estimated costs incurred in organizing each Trust including the cost of the initial preparation of documents relating to a Trust, federal and state registration fees, the initial fees and expenses of the Trustee, legal expenses and any other out-of-pocket expenses. The estimated organization costs will be paid to the Sponsor from the assets of a Trust as of the close of the initial public offering period. To the extent that actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of a Trust. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor. Any balance of the costs incurred in establishing a Trust, as well as advertising and selling expenses and other out-of-pocket expenses will be paid at no cost to the Trusts.

Fees

The Trustee’s, Evaluator’s and Sponsor’s fees are set forth under the Summary of Essential Information. The Trustee receives for its services as Trustee payable in monthly installments, the amount set forth under Summary of Essential Information. The Trustee’s fee is based on the principal amount of Bonds contained in the Trust during the preceding month. The Trustee also receives benefits to the extent that it holds funds on deposit in the various non-interest bearing accounts created under the Indenture.

The Evaluator’s fee, which is earned for Bond evaluations, is received for each evaluation of the Bonds in a Trust as set forth under Summary of Essential Information.

The Sponsor’s fee, which is earned for trust supervisory services, is based on the largest number of Units outstanding during the year. The Sponsor’s fee, which is not to exceed the maximum amount set forth under Summary of Essential Information, may exceed the actual costs of providing supervisory services for the Trust. However, at no time will the total amount the Sponsor receives for trust supervisory services rendered to all series of Tax Exempt Securities Trusts in any calendar year exceed the aggregate cost to it of supplying these services in that year. In addition, the Sponsor may also be reimbursed for bookkeeping or other administrative services provided to the Trust in amounts not exceeding its cost of providing those services.

The fees of the Trustee, Evaluator and Sponsor may be increased without approval of Holders in proportion to increases under the classification “All Services Less Rent” in the Consumer Price Index published by the United States Department of Labor.

Other Charges

The following additional charges are or may be incurred by a Trust: all expenses of the Trustee (including fees and expenses of counsel and auditors) incurred in connection with its activities under the Trust Agreement, including reports and communications to Holders; expenses and costs of any action undertaken by the Trustee to protect a Trust and the rights and interests of the Holders; fees of the Trustee for any extraordinary services performed under the Trust Agreement; indemnification of the Trustee for any loss or liability accruing to it without gross negligence, bad faith or willful misconduct on its part, arising out of or in connection with its acceptance or administration of a Trust.

To the extent lawful, the Trust will also pay expenses associated with updating the Trusts’ registration statements and maintaining registration or qualification of the Units and/or a Trust under federal or state securities laws subsequent to initial registration. Such expenses shall include legal fees, accounting fees, typesetting fees, electronic filing expenses and regulatory filing fees. The expenses associated with updating registration statements have been historically paid by a unit investment trust’s sponsor. Any payments received by the Sponsor reimbursing it for payments made to update Trusts’ registration statements will not exceed the costs incurred by the Sponsors.

The Trusts shall further incur expenses associated with all taxes and other governmental charges imposed upon the Bonds or any part of a Trust (no such taxes or charges are being levied or made or, to the knowledge of the Sponsor, contemplated). The above expenses, including the Trustee’s fee, when paid by or owing to the Trustee, are secured by a lien on the Trust. In addition, the Trustee is empowered to sell Bonds in order to make funds available to pay all expenses. All direct distribution expenses of the Trusts (including the costs of maintaining the secondary market for the Trusts), such as printing and distributing prospectuses, and preparing, printing and distributing any advertisements or sales literature, will be paid at no cost to the Trusts.

PUBLIC OFFERING

Offering Price

During the initial public offering period, the Public Offering Price of the Units is determined by adding to the Evaluator’s determination of the aggregate offering price of the Bonds per Unit a sales charge equal to a percentage of the Public Offering Price of the Units, as set forth in the table below. In addition, during the initial public offering period a portion of the Public Offering Price per Unit also consists of cash in an amount sufficient to pay the per Unit portion of all or a part of the cost incurred in organizing and offering a Trust. After the initial public offering period, the Public Offering Price of the Units of a Trust will be determined by adding to the Evaluator’s determination of the aggregate bid price of the Bonds per Unit a sales charge equal to 5.00% of the Public Offering Price (5.263% of the aggregate bid price of the Bonds per Unit) for a National or State Trust. A proportionate share of accrued and undistributed interest on the Bonds in a Trust at the date of delivery of the Units to the purchaser is also added to the Public Offering Price.

During the initial public offering period, the sales charge and dealer concession for the Trusts will be reduced as follows:

Units Purchased†	Percent of Public Offering Price	Percent of Net Amount Invested	Dealer Concession
1-99	4.70%	4.932%	$33.00
100-249	4.25%	4.439%	$32.00
250-499	4.00%	4.167%	$30.00
500-999	3.50%	3.627%	$25.00
1,000 or more	3.00%	3.093%	$20.00

The holders of units of any unit investment trust (the “Exchangeable Series”) may exchange units of the Exchangeable Series for Units of a Trust of this Series at their relative net asset values, subject to a fixed sales charge of $25 per Unit. See “Exchange Option” herein.

The Sponsor may at any time change the amount by which the sales charge is reduced, or discontinue the discount completely.

Employees of the Sponsor and its subsidiaries, affiliates and employee-related accounts may purchase Units at a Public Offering Price equal to the Evaluator’s determination of the aggregate offering price of the Bonds per Unit plus a sales charge of .50%. In addition, during the initial public offering period a portion of the Public Offering Price per Unit also consists of cash in an amount sufficient to pay the per Unit portion of all or a part of the cost incurred in organizing and offering a Trust. After the initial public offering period such purchases may be made at a Public Offering Price equal to the Evaluator’s determination of the aggregate bid price of the Bonds per Unit plus a sales charge of .50%. Sales through such plans to employees of the Sponsor result in less selling effort and selling expenses than sales to the general public. Participants in the Smith Barney Asset OneSM Program and in the Reinvestment Program of any series of the Trust may purchase Units at a Public Offering Price equal to the Evaluator’s determination of the aggregate offering price of the Bonds (plus cash held by the Trust for organization and offering costs) per Unit during the initial offering period and after the initial offering period at a Public Offering Price equal to the Evaluator’s determination of the aggregate bid price of the Bonds per Unit. Participants in the Smith Barney Asset OneSM Program are subject to certain fees for specified securities brokerage and execution services.

Method of Evaluation

During the initial public offering period, the aggregate offering price of the Bonds is determined by the Evaluator (1) on the basis of current offering prices for Bonds, (2) if offering prices are not available for any Bonds, on the basis of current offering prices for comparable securities, (3) by appraisal, or (4) by any combination of the above. Such determinations are made each business day as of the Evaluation Time set forth in the Summary of Essential Information. Following the initial public offering period, the aggregate bid price of the Bonds will be determined by the Evaluator (1) on the basis of the current bid prices for the Bonds, (2) if bid prices are not available for any Bonds, on the basis of current bid prices of comparable securities, (3) by appraisal, or (4) by any combination of the above. Such determinations will be made each business day as of the Evaluation Time set forth in the Summary of Essential Information. The term “business day,” as used herein shall exclude Saturdays, Sundays and any day on which the New York Stock Exchange is closed. The difference between the bid and offering prices of the Bonds may be expected to average approximately 1 1/2% of principal amount of the Bonds. In the case of actively traded securities, the

† The reduced sales charge is also applied on a dollar basis utilizing a breakpoint equivalent in the above table of $1,000 for one Unit, etc. Units held in the name of the spouse or child under the age of 21 of the purchaser are deemed to be registered in the name of the purchaser for purposes of calculating the applicable sales charge.

difference may be as little as  1/2 of 1%, and in the case of inactively traded securities such difference will usually not exceed 3%. On the Date of Deposit for each Trust the aggregate current offering price of such Bonds per Unit exceeded the bid price of such Bonds per Unit by the amounts set forth under Summary of Essential Information.

Distribution of Units

During the initial public offering period Units of a Trust will be distributed to the public at the Public Offering Price through the Underwriters and dealers. The initial public offering period is 30 days unless all Units of a Trust are sold prior thereto, in which case the initial public offering period terminates with the sale of all Units. So long as all Units initially offered have not been sold, the Sponsor may extend the initial public offering period for up to four additional successive 30-day periods. Upon completion of the initial public offering, Units which remain unsold or which may be acquired in the secondary market may be offered by this Prospectus at the Public Offering Price determined in the manner provided for secondary market sales.

It is the Sponsor’s intention to qualify Units of a Trust for sale through the Underwriters and dealers who are members of the National Association of Securities Dealers, Inc. Units of a State Trust will be offered for sale in the state for which the Trust is named. The Sponsor also may qualify Units of a State Trust for sale in other states. Units will initially be sold to dealers at prices which represent a concession equal to the amount designated in the tables under “Public Offering—Offering Price.” The Sponsor reserves the right to change the amount of the concession to dealers from time to time and to vary the amount of the concession to affiliated dealers. After the initial offering period the dealer concession is negotiated on a case-by-case basis.

Sales will be made only with respect to whole Units, and the Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units. A purchaser does not become a Holder or become entitled to exercise the rights of a Holder (including the right to redeem his Units) until he has paid for his Units. Generally, such payment must be made within five business days after an order for the purchase of Units has been placed. The price paid by a Holder is the Public Offering Price in effect at the time his order is received, plus accrued interest. This price may be different from the Public Offering Price in effect on any other day, including the day on which he made payment for the Units.

Market for Units

While the Sponsor is not obligated to do so, its intention is to maintain a market for the Units of a Trust and to continuously offer to purchase such Units at prices based upon the aggregate bid price of the underlying Bonds. The Sponsor may cease to maintain such a market at any time and from time to time without notice if the supply of Units of a Trust of this Series exceeds demand or for any other reason. In this event the Sponsor may nonetheless purchase Units at prices based on the current Redemption Price of those Units. In the event that a market is not maintained for the Units of a Trust, a Holder desiring to dispose of its Units may be able to do so by tendering such Units to the Trustee for redemption at the Redemption Price.

Exchange Option

Holders may exchange their Units of this Series for Units of any series of Tax Exempt Securities Trust (the “Exchange Trust”) available for sale in the state in which the Holder resides. Such exchange will be at a Public Offering Price for the Units of the Exchange Trust to be acquired based on a fixed sales charge of $25 per Unit. The terms of the Exchange Option will also apply to Holders who wish to exchange Units of an Exchangeable Series for Units of a Trust of this Series. The Sponsor reserves the right to modify, suspend or terminate this plan at any time without further notice to Holders. Therefore, there is no assurance that the Exchange Option will be available to a Holder. Exchanges will be effected in whole units only. If the proceeds from the Units being surrendered are less than the cost of a whole number of Units being acquired, the exchanging Holder will be permitted to add cash in an amount to round up to the next highest number of whole Units.

An exchange of Units pursuant to the Exchange Option for units of an Exchange Trust, or Units of an Exchangeable Series for Units of a Trust, will generally constitute a taxable event under the Code, i.e., a Holder will recognize a gain or loss at the time of exchange. However, an exchange of Units of this Trust for Units of any other series of the Tax Exempt Securities Trust, or Units of an Exchangeable Series for Units of a Trust of this Series, which are grantor trusts for U.S. federal income tax purposes, will not constitute a taxable event to the extent that the underlying securities in each trust do not differ materially either in kind or in extent. Holders are urged to consult their own tax advisors as to the tax consequences to them of exchanging Units in particular cases.

Units of the Exchange Trust or a Trust of this Series will be sold under the Exchange Option at the bid prices (for trusts being offered in the secondary market) and offer prices (for trusts being offered in the primary market) of the underlying securities in the particular portfolio involved per Unit plus a fixed charge of $25 per Unit. Sales to dealers will be made at prices which represent a concession. The amount of the concession will be established at the time of sale by the Sponsor. As an example, assume that a Holder, who has three Units of a trust with a current price of $1,020 per Unit based on the bid prices of the underlying securities, desires to exchange his Units for Units of a series of an Exchange Trust with a current price of $880 per Unit based on the bid prices of the underlying securities. In this example, the proceeds from the Holder’s Units will aggregate $3,060. Since only whole Units of an Exchange Trust or a Trust of this Series may be purchased under the Exchange Option, the Holder would be able to acquire three Units in the Exchange Trust for a total cost of $2,715 ($2,640 for the Units and $75 for the sales charge) and would receive the remainder of his proceeds ($345) in cash. The Holder, at his option, could also decide to add $560 ($535 for the Unit and $25 for the sales charge) to the remaining cash balance and purchase another Unit of the Exchange Trust as explained in the first paragraph of this section.

Reinvestment Programs

Distributions of interest and/or principal are made to Holders monthly. The Holder has the option of either receiving a monthly income check from the Trustee or participating in one of the reinvestment programs offered by the Sponsor provided such Holder meets the minimum qualifications of the reinvestment program and such program lawfully qualifies for sale in the jurisdiction in which the Holder resides. Upon enrollment in a reinvestment program, the Trustee will direct monthly interest distributions and principal distributions to the reinvestment program selected by the Holder. Since the Sponsor has arranged for different reinvestment alternatives Holders should contact the Sponsor for more complete information, including charges and expenses. The appropriate prospectus will be sent to the Holder. The Holder should read the prospectus for a reinvestment program carefully before deciding to participate. Participation in the reinvestment program will apply to all Units of a Trust owned by a Holder and may be terminated at any time by the Holder. The program may also be modified or terminated by the Trustee or the program’s sponsor.

Sponsor’s and Underwriters’ Profits

The Underwriters receive a commission based on the sales charge of a particular Trust as adjusted pursuant to the agreement among Underwriters. The Sponsor receives a gross commission equal to the applicable sales charge for any Units they have underwritten, and receive the difference between the applicable sales charge and the Underwriter’s commission for the remainder of the Units. In addition, the Sponsor may realize profits or sustain losses in the amount of any difference between the cost of the Bonds to a Trust and the purchase price of such Bonds to the Sponsor. Under certain circumstances, an Underwriter may be entitled to share in such profits, if any, realized by the Sponsor. The Sponsor may also realize profits or sustain losses with respect to Bonds deposited in a Trust which were acquired from its own organization or from underwriting syndicates of which it was a member. During the initial public offering period the Underwriters also may realize profits or sustain losses as a result of fluctuations after the Date of Deposit in the offering prices of the Bonds and hence in the Public Offering Price received by the Underwriters for Units. Cash made available to the Sponsor prior to the anticipated first settlement date for the purchase of Units may be used in the Sponsor’s businesses to the extent permitted by applicable regulations.

In maintaining a market for the Units the Sponsor will also realize profits or sustain losses in the amount of any difference between the price at which they buy such Units and the price at which they resell or redeem such Units.

RIGHTS OF HOLDERS

Certificates

Ownership of Units may be evidenced by registered certificates executed by the Trustee and the Sponsor. Certificates are transferable by presentation and surrender to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer.

Certificates may be issued in denominations of one Unit or any multiple thereof. A Holder may be required to pay $2.00 per certificate reissued or transferred and to pay any governmental charge that may be imposed in connection with each such transfer or interchange. For new certificates issued to replace destroyed, stolen or lost certificates, the Holder must furnish indemnity satisfactory to the Trustee and must pay such expenses as the Trustee may incur. Mutilated certificates must be surrendered to the Trustee for replacement.

Distribution of Interest and Principal

Interest and principal received by a Trust will be distributed on each monthly Distribution Date on a pro rata basis to Holders of record in such Trust as of the preceding Record Date. All distributions will be net of applicable expenses and funds required for the redemption of Units and, if applicable, reimbursements to the Trustee for interest payments advanced to Holders on previous Distribution Dates.

The Trustee will credit to the Interest Account of a Trust all interest received by such Trust, including that part of the proceeds of any disposition of Bonds of such Trust which represents accrued interest. Other receipts will be credited to the Principal Account of a Trust. The pro rata share of the Interest Account and the pro rata share of cash in the Principal Account represented by each Unit of a Trust will be computed by the Trustee each month as of the Record Date. Proceeds received from the disposition of any of the Bonds subsequent to a Record Date and prior to the next succeeding Distribution Date will be held in the Principal Account and will not be distributed until the following Distribution Date. The distribution to the Holders as of each Record Date will be made on the following Distribution Date or shortly thereafter. Such distributions shall consist of an amount substantially equal to one-twelfth of such Holders’ pro rata share of the estimated annual income to the Interest Account after deducting estimated expenses (the “Monthly Income Distribution”) plus such

Holders’ pro rata share of the cash balance in the Principal Account computed as of the close of business on the preceding Record Date. Persons who purchase Units between a Record Date and a Distribution Date will receive their first distribution on the second Distribution Date following their purchase of Units. No distribution need be made from the Principal Account if the balance therein is less than an amount sufficient to distribute $5.00 per Unit. The Monthly Income Distribution per Unit initially will be in the amount shown under Summary of Essential Information for a Trust. The Monthly Income Distribution will change as the income and expenses of such Trust change and as Bonds are exchanged, redeemed, paid or sold.

Normally, interest on the Bonds is paid on a semi-annual basis. Because Bond interest is not received by a Trust at a constant rate throughout the year, any Monthly Income Distribution may be more or less than the amount credited to the Interest Account as of the Record Date. In order to eliminate fluctuations in Monthly Income Distributions resulting from such variances, the Trustee is required by the Trust Agreement to advance such amounts as may be necessary to provide Monthly Income Distributions of approximately equal amounts. The Trustee will then be reimbursed, without interest, for any such advances from funds available from the Interest Account on the next ensuing Record Date. If all or a portion of the Bonds for which advances have been made subsequently fail to pay interest when due, the Trustee may recoup such advances by reducing the amount distributed per Unit in one or more Monthly Income Distributions. If Units are redeemed subsequent to such advances by the Trustee, each remaining Holder will be subject to a greater pro rata reduction in his Monthly Income Distribution. To the extent it is unable to recoup advances from the Interest Account, the Trustee is also entitled to withdraw from the Principal Account. Funds which are available for future distributions, payments of expenses and redemptions are in accounts which are non-interest bearing to Holders and are available for use by JPMorgan Chase Bank pursuant to normal banking procedures. The Trustee is entitled to the benefit of any reasonable cash balances in the Income and Principal Accounts. Because of the varying interest payment dates of the Bonds, accrued interest may at any point in time be greater than the amount of interest distributed to Holders. This excess accrued but undistributed interest amount will be added to the value of the Units on any purchase made after the Date of Deposit. If a Holder sells all or a portion of his Units, a portion of his sale proceeds will be allocable to his proportionate share of the accrued interest. Similarly, if a Holder redeems all or a portion of his Units, the Redemption Price per Unit which he is entitled to receive from the Trustee will also include his accrued interest on the Bonds.

As of the first day of each month the Trustee will deduct from the Interest Account of a Trust amounts necessary to pay the expenses of such Trust. To the extent there are not sufficient funds in the Interest Account to pay Trust expenses, the Trustee is also entitled to withdraw from the Principal Account. The Trustee also may withdraw from the accounts such amounts it deems necessary to establish a reserve for any governmental charges payable out of a Trust. Amounts so withdrawn shall not be considered a part of the Trust’s assets until such time as the Trustee returns any part of such amounts to the appropriate account. In addition, the Trustee may withdraw from the Interest Account and the Principal Account such amounts as may be necessary to cover redemption of Units by the Trustee.

The Trustee has agreed to advance to a Trust the amount of accrued interest due on the Bonds from their respective issue dates or previous interest payment dates through the Date of Deposit. This accrued interest amount will be paid to the Sponsor as the holder of record of all Units on the first settlement date for the Units. Consequently, when the Sponsor sells Units of a Trust, the amount of accrued interest to be added to the Public Offering Price of the Units purchased by an investor will include only accrued interest from the day after the Date of

Deposit through the date of settlement of the investor’s purchase (normally three business days after purchase), less any distributions from the Interest Account. The Trustee will recover its advances to a Trust (without interest or other cost to such Trust) from interest received on the Bonds deposited in such Trust.

Reports and Records

The Trustee shall furnish Holders in connection with each distribution a statement of the amount of interest and the amount of other receipts which are being distributed, expressed in each case as a dollar amount per Unit. In the event that the issuer of any of the Bonds fails to make payment when due of any interest or principal and such failure results in a change in the amount which would otherwise be distributed as a monthly distribution, the Trustee will, with the first such distribution following such failure, set forth in an accompanying statement, the issuer and the Bond, the amount of the reduction in the distribution per Unit resulting from such failure, the percentage of the aggregate principal amount of Bonds which such Bond represents and information regarding any disposition or legal action with respect to such Bond. Within a reasonable time after the end of each calendar year, the Trustee will furnish to each person who at any time during the calendar year was a Holder of record, a statement (1) as to the Interest Account: interest received, deductions for payment of applicable taxes and for fees and expenses of a Trust, redemptions of Units and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (2) as to the Principal Account: the dates of disposition of any Bonds and the net proceeds received therefrom (excluding any portion representing interest), deductions for payments of applicable taxes and for fees and expenses of a Trust, redemptions of Units, and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (3) a list of the Bonds held and the number of Units outstanding on the last business day of such calendar year; (4) the Redemption Price per Unit based upon the last computation thereof made during such calendar year; and (5) amounts actually distributed during such calendar year from the Interest Account and from the Principal Account.

The Trustee shall keep available for inspection by Holders at all reasonable times during usual business hours, books of record and account of its transactions as Trustee including records of the names and addresses of Holders, certificates issued or held, a current list of Bonds in the Portfolio of a Trust and a copy of the Trust Agreement.

Redemption of Units

Units may be tendered to the Trustee for redemption at its unit investment trust office at 4 Chase MetroTech Center, 3rd Floor, Brooklyn, New York 11245, upon payment of any relevant tax. At the present time there are no specific taxes related to the redemption of the Units. No redemption fee will be charged by the Sponsor or the Trustee. Units redeemed by the Trustee will be canceled.

Certificates for Units to be redeemed must be properly endorsed or accompanied by a written instrument of transfer. Holders must sign exactly as their name appears on the face of the certificate with the signature guaranteed by an officer of a national bank or trust company or by a member of either the New York, Midwest or Pacific Stock Exchange. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority.

Within seven calendar days following such tender, the Holder will be entitled to receive in cash an amount for each Unit tendered equal to the Redemption Price per Unit. The “date of tender” is deemed to be the date on which Units are received by the Trustee, except as regards Units received after the close of trading on the New York Stock Exchange, the date of tender is the next day on which such Exchange is open for trading.

Accrued interest paid on redemption shall be withdrawn from the Interest Account, or, if the balance therein is insufficient, from the Principal Account. All other amounts paid on redemption shall be withdrawn from the Principal Account. The Trustee is empowered to sell Bonds in order to make funds available for redemption. Such sales could result in a sale of Bonds by the Trustee at a loss. To the extent Bonds are sold, the size and diversity of a Trust will be reduced.

The Trustee reserves the right to suspend the right of redemption and to postpone the date of payment of the Redemption Price per Unit for any period during which the New York Stock Exchange is closed or trading on that Exchange is restricted or during which (as determined by the Securities and Exchange Commission) an emergency exists as a result of which disposal or evaluation of the underlying Bonds is not reasonably practicable, or for such other periods as the Securities and Exchange Commission has by order permitted.

Computation of Redemption Price per Unit

The Redemption Price per Unit of a Trust is determined by the Trustee on the basis of the bid prices of the Bonds in such Trust as of the Evaluation Time on the date any such determination is made. The Redemption Price per Unit of a Trust is each Unit’s pro rata share, determined by the Trustee, of: (1) the aggregate value of the Bonds in such Trust on the bid side of the market (determined by the Evaluator as set forth below), (2) cash on hand in such Trust (other than funds covering contracts to purchase Bonds), and accrued and unpaid interest on the Bonds as of the date of computation, less (a) amounts representing taxes or governmental charges payable out of such Trust, (b) the accrued expenses of such Trust, and (c) cash held for distribution to Holders of such Trust of record as of a date prior to the evaluation. As of the close of the initial public offering period the Redemption Price per Unit will be reduced to reflect the organization costs per Unit of a Trust. To the extent that actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of a Trust.

Purchase by the Sponsor of Units Tendered for Redemption

The Trust Agreement requires that the Trustee notify the Sponsor of any tender of Units for redemption. So long as the Sponsor maintains a bid in the secondary market, the Sponsor, prior to the close of business on the second succeeding business day, will purchase any Units tendered to the Trustee. Such a purchase by the Sponsor will be at the price so bid by making payment to the Holder in an amount not less than the Redemption Price and not later than the day on which the Units would otherwise have been redeemed by the Trustee.

The offering price of any Units resold by the Sponsor will be the Public Offering Price determined in the manner provided in this Prospectus. Any profit resulting from the resale of such Units will belong to the Sponsor. The Sponsor likewise will bear any loss resulting from a lower offering or redemption price subsequent to their acquisition of such Units.

SPONSOR

Citigroup Global Markets Inc. (“Citigroup Global Markets”), a New York corporation, was originally incorporated in Delaware in 1960 and traces its history through predecessor partnerships to 1873. On April 7, 2003, the name Salomon Smith

Barney Inc. was changed to Citigroup Global Markets. On September 1, 1998, Salomon Brothers Inc. merged with and into Smith Barney Inc. (“Smith Barney”) with Smith Barney surviving the merger and changing its name to Salomon Smith Barney Inc. The merger of Salomon Brothers Inc. and Smith Barney followed the merger of their parent companies in November 1997. Citigroup Global Markets, an investment banking and securities broker-dealer firm, is a member of the New York Stock Exchange, Inc. and other major securities and commodities exchanges, the National Association of Securities Dealers, Inc. and the Securities Industry Association. Citigroup Global Markets is an indirect wholly-owned subsidiary of Citigroup Inc. Citigroup Global Markets or an affiliate is investment adviser, principal underwriter or distributor of 60 open-end investment companies and investment manager of 12 closed-end investment companies. Citigroup Global Markets also sponsors all Series of Corporate Securities Trust, Equity Focus Trusts, The Uncommon Values Trust and Tax Exempt Securities Trust, and acts as co-sponsor of most Series of Defined Assets Funds.

Limitations on Liability

The Sponsor is liable for the performance of its obligations arising from its responsibilities under the Trust Agreement, but will be under no liability to Holders for taking any action or refraining from any action in good faith or for errors in judgment. The Sponsor shall also not be responsible in any way for depreciation or loss incurred by reason of the sale of any Bonds, except in cases of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

Responsibility

Although the Trusts are not actively managed as mutual funds are, the portfolios are reviewed periodically on a regular cycle. The Sponsor is empowered to direct the Trustee to dispose of Bonds when certain events occur that adversely affect the value of the Bonds. Such events include: default in payment of interest or principal, default in payment of interest or principal on other obligations of the same issuer, institution of legal proceedings, default under other documents adversely affecting debt service, decline in price or the occurrence of other market or credit factors, or decline in projected income pledged for debt service on revenue Bonds and advanced refunding that, in the opinion of the Sponsor, may be detrimental to the interests of the Holders. The Sponsor intends to provide Portfolio supervisory services for each Trust in order to determine whether the Trustee should be directed to dispose of any such Bonds.

It is the responsibility of the Sponsor to instruct the Trustee to reject any offer made by an issuer of any of the Bonds to issue new obligations in exchange and substitution for any Bonds pursuant to a refunding or refinancing plan. However, the Sponsor may instruct the Trustee to accept such an offer or to take any other action with respect thereto as the Sponsor may deem proper if the issuer is in default with respect to such Bonds or in the judgment of the Sponsor the issuer will probably default in respect to such Bonds in the foreseeable future.

Any obligations so received in exchange or substitution will be held by the Trustee subject to the terms and conditions of the Trust Agreement to the same extent as Bonds originally deposited thereunder. Within five days after the deposit of obligations in exchange or substitution for underlying Bonds the Trustee is required to give notice thereof to each Holder, identifying the Bonds eliminated and the Bonds substituted therefor. Except as stated in this and the preceding paragraph, the acquisition by a Trust of any securities other than the Bonds initially deposited in the Trust is prohibited.

Resignation

If the Sponsor resigns or becomes unable to perform its duties under the Trust Agreement, and no express provision is made for action by the Trustee in such event, the Trustee may appoint a successor sponsor or terminate the Trust Agreement and liquidate the Trusts.

TRUSTEE

The Trustee is JPMorgan Chase Bank with its principal executive office located at 270 Park Avenue, New York, New York 10017, and its unit investment trust office at 4 Chase MetroTech Center, 3rd Floor, Brooklyn, New York 11245. The Trustee is subject to supervision by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Company and the Board of Governors of the Federal Reserve System. In connection with the storage and handling of certain Bonds deposited in the Trust, the Trustee may use the services of The Depository Trust Company. These services may include safekeeping of the Bonds and coupon- clipping, computer book-entry transfer and institutional delivery services. The Depository Trust Company is a limited purpose trust company organized under the Banking Law of the State of New York, a member of the Federal Reserve System and a clearing agency registered under the Securities Exchange Act of 1934.

Limitations on Liability

The Trustee shall not be liable or responsible in any way for depreciation or loss incurred by reason of the disposition of any moneys, securities or certificates or in respect of any evaluation or for any action taken in good faith reliance on prima facie properly executed documents except in cases of willful misfeasance, bad faith, gross negligence or reckless disregard for its obligations and duties. In addition, the Trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of a Trust which the Trustee may be required to pay under current or future law of the United States or any other taxing authority having jurisdiction.

Resignation

By executing an instrument in writing and filing the same with the Sponsor, the Trustee and any successor may resign. In such an event the Sponsor is obligated to appoint a successor trustee as soon as possible. If the Trustee becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, the Sponsor may remove the Trustee and appoint a successor as provided in the Trust Agreement. Such resignation or removal shall become effective upon the acceptance of appointment by the successor trustee. If no successor has accepted the appointment within thirty days after notice of resignation, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. The resignation or removal of a trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

EVALUATOR

The Evaluator is Kenny S&P Evaluation Services, a division of J.J. Kenny Company, Inc., a subsidiary of The McGraw-Hill Companies, Inc., with main offices located at 65 Broadway, New York, New York 10006.

Limitations on Liability

The Trustee, Sponsor and Holders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. Determination by the Evaluator under the Trust Agreement shall be made in good faith upon the basis of the best information available to it; provided, however, that the Evaluator shall be under no liability to the Trustee, the Sponsor, or Holders for errors in judgment. But this provision shall not protect the Evaluator in cases of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

Responsibility

The Trust Agreement requires the Evaluator to evaluate the Bonds of a Trust on the basis of their bid prices on the last business day of June and December in each year, on the day on which any Unit of such Trust is tendered for redemption and on any other day such evaluation is desired by the Trustee or is requested by the Sponsor.

Resignation

The Evaluator may resign or may be removed by the joint action of the Sponsor and the Trustee. Should such removal occur, the Sponsor and the Trustee are to use their best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon the acceptance of appointment by a successor evaluator. If upon resignation of the Evaluator no successor has accepted appointment within thirty days after notice of resignation, the Evaluator may apply to a court of competent jurisdiction for the appointment of a successor.

AMENDMENT AND TERMINATION OF THE TRUST AGREEMENT

Amendment

The Sponsor and the Trustee have the power to amend the Trust Agreement without the consent of any of the Holders when such an amendment is (1) to cure any ambiguity or to correct or supplement any provision of the Trust Agreement which may be defective or inconsistent with any other provision contained therein, or (2) to make such other provisions as shall not adversely affect the interests of the Holders. However, the Trust Agreement may not be amended to increase the number of Units issuable or to permit the deposit or acquisition of securities either in addition to or in substitution for any of the Bonds initially deposited in a Trust. In the event of any amendment, the Trustee is obligated to notify promptly all Holders of the substance of such amendment.

Termination

The Trust Agreement provides that if the principal amount of Bonds held in Trust is less than 50% of the principal amount of the Bonds originally deposited in such Trust, the Trustee may in its discretion and will, when directed by the Sponsor, terminate such Trust. A Trust may be terminated at any time by 100% of the Holders. However, in no event may a Trust continue beyond the Mandatory Termination Date set forth under “Summary of Essential Information.” In the event of termination, written notice thereof will be sent by the Trustee to all Holders. Within a reasonable period after termination, the Trustee will sell any Bonds remaining in the affected Trust. Then after paying all expenses and charges incurred by such Trust, the Trustee will distribute to each Holder, upon surrender for cancellation of his certificate for Units, his pro rata share of the balances remaining in the Interest and Principal Account of such Trust.

MISCELLANEOUS

Legal Opinion

The legality of the Units has been passed upon by Paul, Hastings, Janofsky & Walker LLP, 75 East 55th Street, New York, New York 10022, as special counsel for the Sponsor.

Auditors

The statements of financial condition and portfolios of securities included in this Prospectus have been audited by KPMG LLP, independent auditors, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

Performance Information

Sales material may compare tax-equivalent yields of long-term municipal bonds to long-term

U.S. Treasury bonds and to the Bond Buyer Revenue Bond Index. Such information is based on past performance and is not indicative of future results. Yields on taxable investment are generally higher than those of tax-exempt securities of comparable maturity. While income from municipal bonds is exempt from federal income taxes, income from Treasuries is exempt from state and local taxes. Since Treasuries are considered to have the highest possible credit quality, the difference in yields is somewhat narrower than if compared to corporate bonds with similar ratings and maturities.

BOND RATINGS†

All ratings shown under Part A, “Portfolio of Securities,” except those identified otherwise, are by Standard & Poor’s.

Standard & Poor’s

A Standard & Poor’s corporate or municipal bond rating is a current assessment of the creditworthiness of an obligor with respect to a specific debt obligation. This assessment of creditworthiness may take into consideration obligors such as guarantors, insurers, or lessees. The bond rating is not a recommendation to purchase or sell a security, inasmuch as it does not comment as to market price or suitability for a particular investor. The ratings are based on current information furnished to Standard & Poor’s by the issuer and obtained by Standard & Poor’s from other sources it considers reliable. The ratings may be changed, suspended or withdrawn as a result of changes in, or unavailability of, such information.

The ratings are based, in varying degrees, on the following considerations:

I.  Likelihood of default—capacity and willingness of the obligor as to the timely payment of interest and repayment of principal in accordance with the terms of the obligation;

II.  Nature of and provisions of the obligation; and

III.  Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization or other arrangement under the laws of bankruptcy and other laws affecting creditors’ rights.

AAA—This is the highest rating assigned by Standard & Poor’s to a debt obligation and indicates an extremely strong capacity to pay interest and repay principal.

AA—Bonds rated AA have a very strong capacity to pay interest and repay principal, and in the majority of instances they differ from AAA issues only in small degrees.

A—Bonds rated A have a strong capacity to pay interest and repay principal, although they are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than bonds in higher-rated categories.

BBB—Bonds rated BBB are regarded as having an adequate capacity to pay interest and repay principal. Whereas they normally exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to weakened capacity to pay interest and repay principal for bonds in this category than for bonds in the higher-rated categories.

Plus (+) or Minus (-): To provide more detailed indications of credit quality, the ratings from “AA” to “BB” may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

Provisional Ratings: The letter “p” following a rating indicates the rating is provisional. A

† As described by the rating agencies.

provisional rating assumes the successful completion of the project being financed by the issuance of the bonds being rated and indicates that payment of debt service requirements is largely or entirely dependent upon the successful and timely completion of the project. This rating, however, while addressing credit quality subsequent to completion, makes no comment on the likelihood of, or the risk of default upon failure of, such completion. Accordingly, the investor should exercise his own judgment with respect to such likelihood and risk.

Conditional rating(s), indicated by “Con” are given to bonds for which the continuance of the security rating is contingent upon Standard & Poor’s receipt of an executed copy of the escrow agreement or closing documentation confirming investments and cash flows and/or the security rating is conditional upon the issuance of insurance by the respective insurance company.

Moody’s

A brief description of the applicable Moody’s rating symbols and their meanings is as follows:

Aaa—Bonds which are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as “gilt edge”. Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

Aa—Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. Aa bonds are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than in Aaa securities.

A—Bonds which are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future.

Baa—Bonds which are rated Baa are considered as medium grade obligations: i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

Rating symbols may include numerical modifiers “1,” “2,” or “3.” The numerical modifier “1” indicates that the security ranks at the high end, “2” in the mid-range, and “3” nearer the low end of the generic category. These modifiers of rating symbols “Aa,” “A” and “Baa” are to give investors a more precise indication of relative debt quality in each of the historically defined categories.

Fitch Ratings

A brief description of the applicable Fitch Ratings’ rating symbols and their meanings is as follows:

AAA—These bonds are considered to be investment grade and of the highest quality. The obligor has an extraordinary ability to pay interest and repay principal, which is unlikely to be affected by reasonably foreseeable events.

AA—These bonds are considered to be investment grade and of high quality. The obligor’s ability to pay interest and repay principal, while very strong, is somewhat less than for AAA rated securities or more subject to possible change over the term of the issue.

A—These bonds are considered to be investment grade and of good quality. The obligor’s ability to pay interest and repay principal is considered to be strong, but may be more vulnerable to adverse changes in economic conditions and circumstances than bonds with higher ratings.

BBB—These bonds are considered to be investment grade and of satisfactory quality. The obligor’s ability to pay interest and repay principal is considered to be adequate. Adverse changes in economic conditions and circumstances, however are more likely to weaken this ability than bonds with higher ratings.

A “+” or a “–” sign after a rating symbol indicates relative standing in its rating.

FEDERAL TAX FREE VS. TAXABLE INCOME

This table shows the approximate yields which taxable securities must earn in various income brackets to produce, after federal income tax, returns equivalent to specified tax-exempt bond yields. The table is computed on the theory that the taxpayer’s highest bracket tax rate is applicable to the entire amount of any increase or decrease in his taxable income resulting from a switch from taxable to tax-exempt securities or vice versa. The table reflects projected effective federal income tax rates and tax brackets for the 2003 taxable year. Several of these rates were reduced under recent legislation and these rates are subject to change and several items of tax reduction under the 2003 tax legislation are scheduled to revert to prior law in future years unless made permanent by future legislation. Because the federal rate brackets are subject to adjustment based on changes in the Consumer Price Index, the taxable equivalent yields for subsequent years may vary somewhat from those indicated in the table. Use this table to find your tax bracket. Read across to determine the approximate taxable yield you would need to equal a return free of federal income tax.

2003 Tax Year

Taxable Income Bracket			Tax Exempt Yield
Joint Return	Single Return	Federal Tax Bracket	Effective Federal Tax Rate
				4.00%	4.50%	5.00%	5.50%	6.00%	6.50%
			Taxable Equivalent Yield

$ 0- 14,000	$ 0- 7,000	10.00%	10.00%	4.44%	5.00%	5.56%	6.11%	6.67%	7.22%
$ 14,001- 56,800	$ 7,001- 28,400	15.00	15.00	4.71	5.29	5.88	6.47	7.06	7.65
$ 56,801-114,650	$ 28,401- 68,800	25.00	25.00	5.33	6.00	6.67	7.33	8.00	8.67
$114,651-139,500	$ 68,801-139,500	28.00	28.00	5.56	6.25	6.94	7.64	8.33	9.03
$139,501-174,700	$139,501-143,500	28.00	28.84	5.62	6.32	7.03	7.73	8.43	9.13
$174,701-311,950	$143,501-311,950	33.00	33.99	6.06	6.82	7.57	8.33	9.09	9.85
Over $311,950	Over $311,950	35.00	36.05	6.25	7.04	7.82	8.60	9.38	10.16

Note: This table reflects the following:

1	Taxable income, as reflected in the above table, equals federal adjusted gross income (AGI), less personal exemptions and itemized deductions. However, certain itemized deductions are reduced by the lesser of (i) three percent of the amount of the taxpayer’s AGI over $139,500, or (ii) 80 percent of the amount of such itemized deductions otherwise allowable. The effect of the three percent phase out on all itemized deductions and not just those deductions subject to the phase out is reflected above in the combined federal and state tax rates through the use of higher effective federal tax rates. In addition, the effect of the 80 percent cap on overall itemized deductions is not reflected on this table. Federal income tax rules also provide that personal exemptions are phased out at a rate of two percent for each $2,500 (or fraction thereof) of AGI in excess of $209,250 for married taxpayers filing a joint tax return and $139,500 for single taxpayers. The effect of the phase out of personal exemptions is not reflected in the above table.
2	Interest earned on municipal obligations may be subject to the federal alternative minimum tax. This provision is not incorporated into the table.
3	The taxable equivalent yield table does not incorporate the effect of graduated rate structures in determining yields. Instead, the tax rates used are the highest marginal tax rates applicable to the income levels indicated within each bracket.
4	Interest earned on all municipal obligations may cause certain investors to be subject to tax on a portion of their Social Security and/or railroad retirement benefits. The effect of this provision is not included in the above table.

PROSPECTUS—Part C:

Note: Part C of this Prospectus may not be

distributed unless accompanied by Parts A and B.

TAX EXEMPT SECURITIES TRUST—THE STATE TRUSTS

Potential purchasers of the Units of a State Trust should consider the fact that the Trust’s Portfolio consists primarily of Bonds issued by the state for which such State Trust is named or its municipalities or authorities and realize the substantial risks associated with an investment in such Bonds. Each State Trust is subject to certain additional risk factors. The Sponsor believes the discussions of risk factors summarized below describe some of the more significant aspects of the State Trusts. The sources of such information are the official statements of issuers as well as other publicly available documents. While the Sponsor has not independently verified this information, it has no reason to believe that such information is not correct in all material respects. Investment in a State Trust should be made with an understanding that the value of the underlying Portfolio may decline with increases in interest rates.

California Trust

Risk Factors—The following information is a brief summary of factors affecting the economy of the State of California and does not purport to be a complete description of such factors. Other factors will affect issuers. The summary is based primarily upon one or more publicly available offering statements relating to debt offerings of California issuers, the latest of which is dated June 5, 2003. The Sponsor has not independently verified the information. The creditworthiness of obligations issued by local California issuers may be unrelated to the creditworthiness of obligations issued by the State of California, and there is no responsibility on the part of the State of California to make payments on such local obligations.

General Economic Conditions

The economy of the State of California (sometimes referred to herein as the “State”) is the largest among the 50 states and one of the largest in the world. This diversified economy has major components in high technology, trade, entertainment, agriculture, tourism, construction and services. Certain of the State’s significant industries are sensitive to trade disruptions in their export markets and the State’s rate of economic growth, therefore, could be adversely affected by any such disruption.

A significant downturn in U.S. stock market prices could adversely affect California’s economy by reducing household spending and business investment, particularly in the important high technology sector. Moreover, a large and increasing share of the State’s General Fund revenue in the form of income and capital gains taxes is directly related to, and would be adversely affected by, a significant downturn in the performance of the stock markets.

Since early 2001, the State has faced severe financial challenges, which may continue for several years. The State has experienced an economic recession in 2001 and a sluggish recovery in 2002 (with greatest impacts in the high technology, internet, and telecommunications sectors, especially in Northern California); weakened exports; and most particularly, large stock market declines (with attendant declines in stock option values and capital gains realizations). These adverse fiscal and economic factors have resulted in a serious erosion of General Fund tax revenues. The three largest General Fund tax sources (personal income, sales and use, and corporate taxes) totaled $72.8 billion in fiscal year 2000-01, were an estimated $59.7 billion in 2001-02, and as of May 14, 2003, are projected to be $61.2 billion in 2002-03 and $64 billion in 2003-04. The bulk of the revenue declines from 2000-01 through 2001-02 were from personal income taxes, principally from reduced capital gains realizations and stock option income.

It is impossible to predict the time, magnitude or location of a major earthquake or its effect on the

California economy. In January 1994, a major earthquake struck the Los Angeles area, causing significant damage in a four county area. The possibility exists that another such earthquake could create a major dislocation of the California economy and significantly affect State and local government budgets.

Prior Years’ Financial Results.    Following a severe recession beginning in 1990, the State’s financial condition improved markedly during the fiscal years starting in 1995-96, due to a combination of better than expected revenues, a slowdown in growth of social welfare programs, and continued spending restraint based on actions taken in earlier years. The State’s cash position also improved, with the State’s General Fund taking in substantially greater tax revenue than was initially planned when the budgets were enacted for the fiscal years ended in 1996, 1997, 1998, 1999 and 2000 ($2.2 billion, $1.6 billion, $2.4 billion, $1.7 billion and $8.2 billion, respectively), and no external deficit borrowing occurred over the end of the five fiscal years prior to 2001-02.

2000 Budget Act.    The 2000 Budget Act assumed General Fund revenues and transfers of $73.9 billion, a 3.8 percent increase over 1999-00 estimates. This budget appropriated $78.8 billion from the General Fund, a 17.3 percent increase over 1999-00, and reflected the use of $5.5 billion from the Special Fund for Economic Uncertainties (the “SFEU”) available from surpluses in the prior year. About $7.0 billion of the increased spending in 2000-01 was for one-time expenditures and investments. Because of the State’s strong cash position, the Administration announced that it would not undertake a revenue anticipation note borrowing in 2000-01.

Final 2000-01 expenditures were $78.0 billion, about $2.0 billion below the 2001 Budget Act estimates. The June 30, 2001 SFEU balance, the budget reserve, was approximately $1.3 billion. This figure recognized the disbursement prior to June 30, 2001 of about $6.2 billion from the General Fund to make loans for the DWR power supply program (see “Repayment of Energy Loans” below).

2001 Budget Act.    The 2001 Budget Act’s spending plan for 2001-02 included General Fund expenditures of $78.8 billion, a reduction of $1.3 billion from the prior year. This could be accomplished without serious program cuts because such a large part of the 2000 Budget Act comprised one-time expenditures. The spending plan utilized more than half of the budget surplus as of June 30, 2001, but still left a projected balance in the SFEU at June 30, 2002, of $2.6 billion, the largest appropriated reserve in State history. The 2001 Budget Act assumed that, during the course of the fiscal year, the $6.2 billion advanced by the General Fund to the Department of Water Resources for power purchases would be repaid with interest.

The final estimate of 2001-02 revenues and expenditures showed an unprecedented drop in revenues compared to the prior year. The final estimate for the three largest tax sources was $59.7 billion, a drop of over $13 billion from 2000-01, the vast bulk of which was attributable to reduced personal income taxes from stock option and capital gains activity. This revenue shortfall and the delay of the DWR power revenue bonds past June 30, 2002, resulted in a substantial budgetary deficit and cash flow difficulties. The Department of Finance estimates that, on a budgetary basis, the General Fund had a $2.1 billion deficit at June 30, 2002.

2002 Budget Act.    The 2002 Budget Act initially forecast $79.2 billion in General Fund revenues and transfers and $76.7 billion in expenditures. The 2002 Budget Act addressed a $23.6 billion gap between expenditures and resources through a combination of program reductions, loans, fund shifts, accelerations and transfers, and modest tax changes. The revenue estimates have proved to be substantially overstated, as expected economic recovery has not occurred, among other factors.

Based on revised estimates in the 2003-04 May Revision, revenues and transfers in 2002-03 will be $70.8 billion, with expenditures of $78.1 billion.

In the summer of 2002, the Governor notified all State agencies to prepare 2003-04 budget proposals for a minimum of 20 percent cut in funding. In November 2002, the Governor further directed State agencies to take immediate action to reduce any non-critical or non-essential activities by not filling any vacant positions; to cancel, postpone or amend contracts, grants, purchase orders and similar commitments; to eliminate additional non-essential vacant positions; to delay construction or signing of new leases for space; to cancel or postpone non-essential trips; and to generate new proposals for current year program reductions.

On December 6, 2002, the Governor released proposals for immediate action to reduce the budget gap by about $10.2 billion, of which $3.4 billion would be seen in 2002-03 and the balance in 2003-04. The Governor requested action on these proposals early in 2003 in order to maximize savings in 2002-03 fiscal year. The Legislature passed budget adjustment legislation in March and April 2003, totaling about $6.9 billion in spending reductions, deferrals and funding transfers ($3.3 billion for 2002-03 and $3.6 billion for 2003-04). The largest part of the reductions (including a $1.1 billion deferral into the 2003-04 fiscal year) are for K-12 education funding. The totals reflect the enactment of legislation in May 2003 permitting the sale of about $1.9 billion of pension obligation bonds to fund the State’s 2003-04 payments to the Public Employees’ Retirement System.

Fiscal Year 2003-04 Budget.    The 2003-04 Governor’s Budget, released on January 10, 2003 (the ”2003-04 Governor’s Budget”), projected a significant downward revision in State revenues as a result of the longer than expected economic recovery. The decline was mainly due to weak personal income tax revenues, which dropped by nearly 26 percent in 2001-02 and are expected to decline by another 0.5 percent in 2002-03. As a result, the Administration projected a $34.6 billion budget shortfall for 2002-03 and 2003-04.

The 2003-04 Governor’s Budget projected revenues from the three largest tax sources to be about $61.7 billion in 2002-03, more than $6 billion lower than projected in the 2002 Budget Act. Most of the decline is attributable to the personal income tax revenues, which are particularly impacted by the stock market’s decline. The 2003-04 Governor’s Budget projected total revenues and transfers of $73.1 billion and $69.2 billion in 2002-03 and 2003-04, respectively. The estimate for 2002-03 included about $2.8 billion of transfers and loans.

The 2003-04 Budget addressed the $34.6 billion gap by proposing cuts and savings ($20.7 billion), State-local program realignment ($8.1 billion), fund shifts ($1.9 billion), transfers/other revenue ($2.1 billion), and loans/borrowing ($1.7 billion). Although the budget does not propose any tax increases to support General Fund obligations, the budget does fund the State-local program realignment through dedicated revenue streams based on a one-cent sales tax increase ($4.6 billion), new 10% and 11% tax brackets ($2.6 billion) and an increased excise tax on cigarettes and other tobacco products ($1.2 billion).

The Legislative Analyst’s Office released a report following publication of the 2002-03 Governor’s Budget, in which the two-year budget gap was projected to be around $26 billion, as compared to the Governor’s estimate of $34.6 billion. This projection can be attributed to more optimistic economic and revenue forecasts and a difference in methods and timing by which the agencies identify future spending requirements, though this difference does not have any budgetary impact since the Governor had proposed spending reductions to offset his higher estimate.

The Governor released the May Revision to the 2003-04 Governor’s Budget on May 14, 2003 (the “2003 May Revision”). The 2003 May Revision projected that while some corrective action was taken in March and April 2003, the pre-corrective action budget gap has increased to about $38.2 billion, primarily due to the cancellation of the sale of a tobacco securitization bond, lost opportunities for savings with the passage of time, and increased caseload in certain health and correctional programs. The budget proposals in the May Revision were significantly changed from the original Governor’s Budget. In summary, the Governor proposed to address the budget challenge in three phases: (1) eliminate an estimated $10.7 billion budget deficit accumulated through June 30, 2003, by issuing bonds to be repaid from a temporary one-half cent increase in the State sales tax, (2) balance the fiscal year 2003-04 budget with a combination of expenditure cuts (some already approved by the Legislature in March and April), fund transfers and loans, and transfer of certain health and social services programs from the State to counties, and (3) pursue legislative action during the balance of the 2003 Legislative session to enact structural reforms that would eliminate an estimated $7.9 billion structural deficit for the 2004-05 fiscal year.

Future Budgets.    It cannot be predicted what actions will be taken in the future by the State Legislature and the Governor to deal with changing State revenues and expenditures. The State budget will be affected by national and State economic conditions and other factors.

State Indebtedness

General Obligation Bonds.    As of May 1, 2003, the State had approximately $26.5 billion aggregate amount of its general obligation bonds outstanding. General obligation bond authorizations in an aggregate amount of approximately $29.6 billion remained unissued as of that date.

Ratings.    As of June 9, 2003, the State’s general obligation bonds were rated A2 by Moody’s, A by Standard & Poor’s, and A by Fitch Ratings. On February 10, 2003, Moody’s lowered its rating from A1 to A2 to reflect the magnitude of the imbalance between the State’s revenues and expenditures, and the expectation the State will not be able to sufficiently address the imbalance in the upcoming fiscal year—given the inherent obstacles to reaching consensus on solutions to the problem. Citing a sharply higher General Fund deficit of $34.8 billion for fiscal years 2002-03 and 2003-04, in December 2002, Standard & Poor’s lowered its rating to A from A+. Fitch Ratings similarly lowered its rating to A from AA citing financial pressure since 2001, reflecting in part recessionary conditions and an unprecedented drop in personal income tax receipts which it expects to continue in 2003-04. It is not presently possible to determine whether, or the extent to which, Moody’s, S&P or Fitch Ratings will change such ratings in the future. It should be noted that the creditworthiness of obligations issued by local California issuers may be unrelated to the creditworthiness of obligations issued by the State, and there is no obligation on the part of the State to make payment on such local obligations in the event of default.

Commercial Paper Program.    Pursuant to the terms of the bank credit agreement presently in effect supporting the general obligation commercial paper program, not more than $2.0 billion of general obligation commercial paper notes may be outstanding at any time; this amount may be increased or decreased in the future. As of May 1, 2003, the Finance Committees had authorized the issuance of up to approximately $13.1 billion of commercial paper notes; as of that date approximately $150 million aggregate principal amount of general obligation commercial paper notes was outstanding.

Lease-Purchase Debt.    In addition to general obligation bonds, the State builds and acquires capital facilities through the use of lease-purchase borrowing.

As of May 1, 2003, the State had approximately $6.7 billion of outstanding lease purchase debt.

Non-Recourse Debt.    Certain State agencies and authorities issue revenue obligations for which the General Fund has no liability. Revenue bonds represent obligations payable from State revenue-producing enterprises and projects, which are not payable for the General Fund, and conduit obligations payable only from revenues paid by private users of facilities financed by the revenue bonds. There are 17 agencies and authorities authorized to issue revenue obligations (excluding lease-purchase debt). State agencies and authorities had $42.6 billion aggregate principal amount of revenue bonds and notes which are non-recourse to the General Fund outstanding as of December 31, 2002.

Cash Flow Borrowings.    As part of its cash management program, the State has regularly issued short-term obligations to meet cash flow needs. The State did not issue any revenue anticipation notes for the 2000-01 fiscal year. The State issued $5.7 billion of 2001-02 Revenue Anticipation Notes in October 2001, which matured on June 28, 2002. In October and November of 2002, the State issued a total of $12.5 billion of 2002-03 Revenue Anticipation Notes to partially fund its cash flow needs in the 2002-03 fiscal year, including repayment of the $7.5 billion in revenue anticipation warrants it issued in June 2002.

While the State believed when the 2002 Revenue Anticipation Notes were issued that it would have sufficient cash resources in June 2003 to pay the debt service due, circumstances since that time have reduced the State’s cash position to such an extent that the debt service cannot be paid without further borrowing. Accordingly, the State Controller is now planning to issue $11 billion of Revenue Anticipation Warrants on June 18, 2003 to provide enough additional cash to pay the debt service due on the 2002 Revenue Anticipation Notes and to pay other State obligations coming due in June 2003 and in the first months of the 2003-04 fiscal year.

The original cash flow estimates for the 2002-03 fiscal year included a number of assumptions which have been achieved, including the receipt of $6.6 billion from the sale of Department of Water Resources power revenue bonds in November 2002 and $2.5 billion from the sale of tobacco litigation settlement payments in January 2003. (See “Repayment of Energy Loans” and “Tobacco Litigation” below.) The following major factors, however, have resulted in the reduction of the cash flow estimates as the year has progressed: (1) enactment by the Legislature of mid-year budget reductions in lower amounts than requested by the Governor, (2) cancellation of the second part of the planned sale of bonds secured by tobacco litigation settlement payments, which would have produced $2 billion of receipts for the General Fund in April 2003, and (3) higher than expected expenditures for health and social services and correctional programs due to higher caseloads/population. These negative factors were partially offset by recognition of about $1.1 billion of additional internal borrowable resources.

Repayment of Energy Loans

The Department of Water Resources of the State (“DWR”) borrowed money from the General Fund for DWR’s power supply program between January and June 2001. DWR has issued approximately $11.25 billion in revenue bonds in several series and in the fall of 2002 used the net proceeds of the revenue bonds to repay outstanding loans from banks and commercial lenders in the amount of approximately $3.5 billion and a loan from the General Fund in the amount of $6.1 billion plus accrued interest of approximately $500 million. Issuance of the DWR revenue bonds had been delayed since mid-2001 by a number of factors, including administrative and legal challenges.

The loans from the General Fund and the banks and commercial lenders financed DWR’s power supply program costs during 2001 that exceeded

DWR’s revenues from the sale of electricity. The general purpose of the power supply program has been to provide to customers of the three major investor-owned electric utilities in the State (the “IOUs”) the portion of their power not provided by the IOUs. The power supply program has become self-supporting and no additional loans from the General Fund are authorized. As of January 1, 2003, the DWR’s authority to enter into new power purchase contracts terminated, and the IOUs resumed responsibility for obtaining electricity for their customers.

The primary source of money to pay debt service on the DWR revenue bonds will be revenues derived from customers of the IOUs resulting from charges set by the California Public Utilities Commission. The DWR revenue bonds are not a debt or liability of the State or directly or indirectly or contingently obligate the State to levy or to pledge any form of taxation whatever therefor or to make any appropriation for their payment.

Tobacco Litigation

In 1998, the State (together with 45 other states and certain U.S. jurisdictions) signed a settlement agreement with the four major cigarette manufacturers. The State agreed to drop its lawsuit and not to sue in the future for monetary damages. Tobacco manufacturers agreed to billions of dollars in payments and restrictions on marketing activities. Under the settlement, the companies agreed to pay California governments approximately $25 billion (subject to adjustments) over a period of 25 years. Payments continue in perpetuity, with current projections of $1.2 billion in 2025, steadily increasing each year to $1.6 billion in 2045. Under a separate Memorandum of Understanding, half of the money will be paid to the State and half to local governments (all counties and the cities of San Diego, Los Angeles, San Francisco and San Jose).

During fiscal year 2001-02, the General Fund received $478 million in settlement payments. Of that amount, $76 million was deposited in the General Fund and $402 million was deposited into a special fund to pay certain health care costs. The 2003 May Revision forecasts payments to the State totaling $474 million in 2002-03 and $174 million in 2003-04, respectively, which will be deposited in a special fund to pay certain healthcare costs.

The State planned an issuance of revenue bonds to generate $4.5 billion for the General Fund during the 2002-03 fiscal year secured by the tobacco settlement revenues to be received by the State beginning in the 2003-04 fiscal year. An initial sale producing $2.5 billion in revenue was completed in January 2003. The second part of the sale, originally scheduled in April 2003, has been cancelled because of uncertainties in the market for the bonds.

Local Government

The primary units of local government in California are the counties, ranging in population from 1,200 (Alpine) to approximately 10 million (Los Angeles). Counties are responsible for the provision of many basic services, including indigent healthcare, welfare, courts, jails and public safety in unincorporated areas. There are also 477 incorporated cities and thousands of other special districts formed for education, utility and other services. The fiscal condition of local governments has been constrained since the enactment of “Proposition 13” in 1978 and later constitutional amendments, which reduced and limited the future growth of property taxes and limited the ability of local governments to impose “special taxes” (those devoted to a specific purpose) without two-thirds voter approval. Proposition 218, another initiative constitutional amendment enacted in 1996, further limited the ability of local governments to impose or raise various taxes, fees, charges and assessments without voter approval. Counties, in particular, have had fewer options to raise revenues than many other local government entities, and have been required to maintain many services.

Some local governments in California have experienced notable financial difficulties, including Los Angeles County and Orange County, and there is no assurance that any California issuer will make full or timely payments of principal or interest or remain solvent.

A program to offset a portion of the vehicle license fees paid by vehicle owners was established in 1998. The amount of this offset has increased from 25 percent in 1999 to the current level of 67.5 percent. This offset is expected to provide tax relief of $3.850 billion in 2002-03 and $3.916 billion in 2003-04. Since 1999, the General Fund has backfilled the offset so that the tax relief did not result in a revenue loss to local governments. However, as the amount paid by taxpayers has been reduced the amount backfilled by the General Fund has increased. State law requires the reduction of the vehicle license fee (VLF) offsets and restoration of the VLF “during any period in which insufficient moneys are available to be transferred from the General Fund to fully fund the offsets.” Based on all available financial information, as of June 2003, the State anticipates there will be insufficient moneys available to be transferred from the General Fund for the offsets, beginning with the payments scheduled for transfer in July 2003. Thus, the 2003 May Revision assumes that the State will not be obligated to make offset payments in 2003-04. This action will reduce General Fund expenditures by $4.18 billion in fiscal year 2003-04 and result in a reduction of approximately $825 million to local governments if alternate funding is not provided by the Legislature during the period of time needed for the Department of Motor Vehicles to phase out the offset from vehicle registration bills.

The 2003-04 May Revision also proposes a State-local realignment of various programs including mental health, substance abuse, childcare, health, social services, long-term care, and court security. The realignment proposal would transfer the responsibility for these programs from the State to the local governments. The May Revision also proposes to fund these new responsibilities with income and tobacco tax increases.

Constitutional and Statutory Limitations; Recent Initiatives; Pending Legislation

The State is subject to an annual appropriations limit imposed by Article XIII B of the State Constitution (the “Appropriations Limit”). The Appropriations Limit does not restrict appropriations to pay debt service on voter-authorized bonds.

Article XIII B prohibits the State from spending “appropriations subject to limitation” in excess of the Appropriations Limit. “Appropriations subject to limitation,” with respect to the State, are authorizations to spend “proceeds of taxes,” which consist of tax revenues, and certain other funds, including proceeds from regulatory licenses, user charges or other fees to the extent that such proceeds exceed “the cost reasonably borne by that entity in providing the regulation, product or service,” but “proceeds of taxes” exclude most state subventions to local governments, tax refunds and some benefit payments such as unemployment insurance. No limit is imposed on appropriations of funds which are not “proceeds of taxes,” such as reasonable user charges or fees and certain other non-tax funds. There are various types of appropriations excluded from the Appropriations Limit.

The State’s Appropriations Limit in each year is based on the Limit for the prior year, adjusted annually for changes in state per capita personal income and changes in population, and adjusted, when applicable, for any transfer of financial responsibility of providing services to or from another unit of government or any transfer of the financial source for the provisions of services from tax proceeds to non-tax proceeds.

The Legislature has enacted legislation to implement Article XIII B which defines certain terms used in Article XIII B and sets forth the methods for determining the Appropriations Limit. California Government code Section 7912 requires an estimate of the Appropriations Limit to be included in the Governor’s Budget, and thereafter to be subject to the budget process and established in the Budget Act.

On November 8, 1988, voters of the State approved Proposition 98, a combined initiative constitutional amendment and statute called the “Classroom Instructional Improvement and Accountability Act.” Proposition 98 changed State funding of public education below the university level and the operation of the State appropriations funding, primarily by guaranteeing K-14 schools a minimum share of General Fund revenues. Proposition 98 permits the Legislature by two-thirds vote of both houses, with the Governor’s concurrence, to suspend the K-14 schools’ minimum funding formula for a one-year period. Proposition 98 also contains provisions transferring certain State tax revenues in excess of the Article XIII B limit to K-14 schools.

Although total revenues have increased significantly since 1994-95, the projected level of Proposition 98 appropriations level revenue decreased $324 million from the 2003-04 Governor’s Budget revenues (from $65.088 billion to $64.764 billion). The combined effect of this decrease in revenue, an increase in average daily attendance and a $401 million decrease in anticipated local revenue (from $15.013 billion to $14.612 billion), has increased the calculation of the General Fund share of the minimum K-14 funding level $317 million for 2002-03 (from approximately $28.9 billion to approximately $29.2 billion). The revised 2002-03 Proposition 98 appropriations of $29.3 billion reflect $2.6 billion of enacted mid-year reductions. Because of a combination of factors, the minimum guarantee decreased $84 million (from $43.9 billion to $43.8 billion), resulting in a $122.3 million overappropriation in the current year.

The revenue projection for 2003-04 exceeds the revised 2002-03 estimates by approximately $2.4 billion. The General Fund share of the guarantee will increase approximately $392 million, from $29.3 billion in 2002-03 to $29.7 billion in 2003-04. Despite this decline in the General Fund share of the guarantee, the 2003-04 Governor’s Budget proposes to fully fund enrollment growth. The 2003-04 Governor’s Budget also proposes total funding for K-14 education of approximately $44.1 billion ($6,708 per K-12 pupil), an increase of 2.6 percent compared to the revised 2002-03 level adjusted for the child care realignment proposal.

Because of the complexities of Article XIII B, the ambiguities and possible inconsistencies in its terms, the applicability of its exceptions and exemptions and the impossibility of predicting future appropriations, the Sponsor cannot predict the impact of this or related legislation on the Bonds in the California Trust portfolio.

Other Constitutional amendments affecting State and local taxes and appropriations have been proposed from time to time. If any such initiatives are adopted, the State could be pressured to provide additional financial assistance to local governments or appropriate revenues as mandated by such initiatives. Propositions such as Proposition 98 and others that may be adopted in the future, may place increasing pressure on the State’s budget over future years, potentially reducing resources available for other State programs, especially to the extent the Article XIII B spending limit would restrain the State’s ability to fund such other programs by raising taxes.

Future Initiatives.    Articles XIII A, XIII B, XIII C and XIII D were each adopted as measures that qualified for the ballot pursuant to the State’s initiative process. From time to time, other initiative measures could be adopted that could affect revenues of the State or public agencies within the State.

Pending Litigation

The State of California is a party to numerous legal proceedings, many of which normally occur in governmental operations. In addition, the State is involved in certain other legal proceedings that, if decided against the State might require the State to make significant future expenditures or impair future revenue sources. Because of the prospective nature of these proceedings, it is not presently possible to predict the outcome of such litigation or estimate the potential impact on the ability of the State to pay debt service costs on its obligations.

California Taxes—

In the opinion of Paul, Hastings, Janofsky & Walker LLP, special counsel for the Sponsor under existing California law:

The California Trust will not be treated as an association taxable as a corporation. Accordingly, interest on Bonds received by the California Trust that is exempt from personal income taxes imposed by or under the authority of the State of California will be treated for California income tax purposes in the same manner as if received directly by the Unit Holders.

Each Holder of the California Trust will recognize gain or loss when the California Trust disposes of a Bond (whether by sale, exchange, redemption or payment at maturity) or upon the Holder’s sale or other disposition of a Unit. The amount of gain or loss for California income tax purposes will generally be calculated pursuant to the Code, certain provisions of which are incorporated by reference under California law.

Maryland Trust

Risk Factors—The Public indebtedness of the State of Maryland (the “State”) and its instrumentalities is divided into three general types. The State issues general obligation bonds for capital improvements and for various State projects to the payment of which the State ad valorem property tax is exclusively pledged. In addition, the Maryland Department of Transportation issues for transportation purposes its limited, special obligation bonds payable primarily from specific, fixed-rate excise taxes and other revenues related mainly to highway use. Certain authorities issue obligations payable solely from specific non-tax, enterprise fund revenues and for which the State has no liability and has given no moral obligation assurance.

General obligation bonds of the State are authorized and issued primarily to provide funds for State-owned capital improvements, including institutions of higher learning, and the construction of locally owned public schools. Bonds have also been issued for local government improvements, including grants and loans for water quality improvement projects and correctional facilities, to provide funds for repayable loans or outright grants to private, non- profit cultural or educational institutions, and to fund certain loan and grant programs.

The Maryland Constitution prohibits the contracting of State debt unless it is authorized by a law levying an annual tax or taxes sufficient to pay the debt service within 15 years and prohibiting the repeal of the tax or taxes or their use for another purpose until the debt is paid. As a uniform practice, each separate enabling act which authorizes the issuance of general obligation bonds for a given object or purpose has specifically levied and directed the collection of an ad valorem property tax on all taxable property in the State. The Board of Public Works is directed by law to fix by May 1 of each year the precise rate of such tax necessary to produce revenue sufficient for debt services requirements of the next fiscal year, which begins July 1. However, the taxes levied need not be collected if or to the extent that funds sufficient for debt services requirements in the next fiscal year have been appropriated in the annual State budget. Accordingly, the Board in annually fixing the rate of property tax after the end of the regular legislative session in April, takes account of appropriations of general funds for debt service.

In the opinion of counsel, the courts of Maryland have jurisdiction to entertain proceedings and power to grant mandatory injunctive relief to (i) require the Governor to include in the annual budget a sufficient appropriation to pay all general obligation bond debt service for the ensuing fiscal year; (ii) prohibit the General Assembly from taking action to reduce any such appropriation below the level required for that debt service; (iii) require the Board of Public Works to fix and collect a tax on all property in the State subject to assessment for State tax purposes at a rate and in an amount sufficient to make such payments to the extent that adequate funds are not provided in the annual budget; and (iv) provide such other relief as might be necessary to enforce the collection of such taxes and payment of the proceeds of the tax collection to the holders of general obligation bonds, pari passu, subject to the inherent constitutional limitations referred to below.

It is also the opinion of counsel that, while the mandatory injunctive remedies would be available and while the general obligation bonds of the State are entitled to constitutional protection against the impairment of the obligation of contracts, such constitutional protection and the enforcement of such remedies would not be absolute. Enforcement of a claim for payment of the principal of or interest on the bonds would be subject to the provisions of any statutes that may be constitutionally enacted by the United States Congress or the Maryland General Assembly extending the time for payment or imposing other constraints upon the enforcement.

There is no general debt limit imposed by the Maryland Constitution or public general laws, but a special committee created by statute annually submits to the Governor an estimate of the maximum amount of new general obligation debt that prudently may be authorized. Although the committee’s responsibilities are advisory only, the Governor is required to give due consideration to the committee’s findings in preparing a preliminary allocation of new general debt authorization for the next ensuing fiscal year.

Consolidated Transportation Bonds are limited obligations issued by the Maryland Department of Transportation, the principal of which must be paid within 15 years from the date of issue, for highway, port, transit, rail or aviation facilities or any combination of such facilities. Debt service on Consolidated Transportation Bonds is payable from those portions of the excise tax on each gallon of motor vehicle fuel and the motor vehicle titling tax, all mandatory motor vehicle registration fees, monitor carrier fees, and the corporate income tax as are credited to the Maryland Department of Transportation, plus all departmental operating revenues and receipts. Holders of such bonds are not entitled to look to other sources for payment.

The Maryland Department of Transportation also issues its bonds to provide financing of local road construction and various other county transportation projects and facilities. Debt service on these bonds is payable from the subdivisions’ share of highway user revenues held to their credit in a special State fund.

The Maryland Transportation Authority operates certain highway, bridge and tunnel toll facilities in the State. The tolls and other revenues received from these facilities are pledged as security for revenue bonds of the Authority issued under and secured by a trust agreement between the Authority and a corporate trustee.

Certain other instrumentalities of the State government are authorized to borrow money under legislation which expressly provides that the loan obligations shall not be deemed to constitute a debt or a pledge of the faith and credit of the State. The Community Development Administration of the Department of Housing and Community Development, the Board of Trustees of St. Mary’s College of Maryland, the Maryland Environmental Service, the Board of Regents of the University of Maryland System, the Board of Regents of Morgan State University, and the Maryland Food Center Authority have issued and have outstanding bonds of this type. The principal of and interest on bonds issued by these bodies are payable solely from various sources, principally fees generated from use of the facilities or enterprises financed by the bonds.

Under a Comprehensive Plan of Financing, as amended, of the Maryland Stadium Authority, the Authority is authorized to finance the acquisition and construction of sports facilities at a site within the City of Baltimore. Currently, the Stadium Authority operates Oriole Park at Camden Yards which opened in 1992. The Authority’s financings are lease-backed revenue obligations, payment of which is secured by, among other things, an assignment of revenues to be received under a lease of the sports facilities from the Authority to the State of Maryland; rental payments due from the State under that lease will be subject to annual appropriation by the Maryland General Assembly. In October 1993, the Stadium Authority entered into an agreement to implement a synthetic fixed rate refinancing of the Sports Facility Bonds using a combination of variable rate refunding obligations and forward interest rate exchange agreements. In accordance with that agreement, the Stadium Authority issued its $17,850,000 Sports Facilities Lease Revenue Bonds, Series 1989C, and issued its $121,000,000 Sports Facilities Lease Revenue Refunding Bonds in December 1999, to refund its Sports Facilities Lease Revenue Bond Series 1989D.

The Stadium Authority currently operates PSINET Stadium, which opened in 1998. In connection with construction of that facility, the Stadium Authority sold $87.565 million in lease- backed revenue bonds on May 1, 1996. The proceeds from the bonds, along with cash available from State lottery proceeds, investment earnings, and other sources will be used to pay project design and construction expenses of approximately $229 million. The bonds are solely secured by an assignment of revenues received under a lease of the project from the Stadium Authority to the State. In June 1998, the Stadium Authority entered into an agreement to implement a synthetic fixed rate refinancing of the Football Lease-Back Revenue Bonds using a combination of variable rate refunding obligations and forward interest rate exchange agreements. On December 15, 1997, the Stadium Authority issued $4,640,000 in Sports Facilities Lease Revenue Bonds, Series 1997. The proceeds from these Bonds were used toward the construction of the Ravens Football Stadium.

The Stadium Authority has also been assigned responsibility for constructing an expansion of the Convention Centers in Baltimore City and Ocean City and construction of a conference center in Montgomery County. The Baltimore Convention Center expansion cost $167 million and is being financed through a combination of funding from Baltimore City, Stadium Authority revenue bonds, and State general obligation bonds. The Ocean City Convention Center expansion cost $33.2 million and is being financed through a matching grant from the State to Ocean City and a combination of funding from Ocean City and the Stadium Authority. The Montgomery County Conference Center cost $33.5 million and was financed through a combination of funding from Montgomery County and the Stadium Authority.

The Stadium Authority is also authorized to provide development and construction of the Hippodrome Theatre as part of Baltimore City’s West Side Development. The cost of renovating the theatre is projected to be $56,000,000 and is being financed by various sources.

The Water Quality Revolving Loan Fund is administered by the Water Quality Financing Administration in the Department of the Environment. The Fund may be used to provide loans, subsidies and other forms of financial assistance to local government units for wastewater treatment projects as contemplated by the 1987 amendments to the federal Water Pollution Control Act. The Administration is authorized to issue bonds secured by revenues of the Fund, including loan repayments, federal capitalization grants, and matching State grants.

The University of Maryland System, Morgan State University, and St. Mary’s College of Maryland are authorized to issue revenue bonds for the purpose of financing academic and auxiliary facilities. Auxiliary facilities are any facilities that furnish a service to students, faculty, or staff, and that generate income. Auxiliary facilities include housing, eating, recreational, campus, infirmary, parking, athletic, student union or activity, research laboratory, testing and any related facilities.

Although the State has authority to make short-term borrowings in anticipation of taxes and other receipts up to a maximum of $100 million, in the past it has not issued short-term borrowings. However, the State has issued certain obligations in the nature of bond anticipation notes for the purpose of assisting several savings and loan associations in qualifying for federal insurance and in connection with the assumption by a bank of the deposit liabilities of an insolvent savings and loan association.

The State has financed the construction and acquisition of various facilities through conditional purchase, sale-leaseback, and similar transactions. All of the lease payments under these arrangements are subject to annual appropriation by the Maryland General Assembly. In the event that appropriations are not made, the State may not be held contractually liable for the payments.

Local Subdivision Debt.    The counties and incorporated municipalities in Maryland issue general obligation debt for general governmental purposes. The general obligation debt of the counties and incorporated municipalities is generally supported by ad valorem taxes on real estate, tangible personal property and intangible personal property subject to taxation. The issuer typically pledges its full faith and credit and unlimited taxing power to the prompt payment of the maturing principal and interest on the general obligation debt and to the levy and collection of the ad valorem taxes as and when such taxes become necessary in order to provide sufficient funds to meet the debt service requirements. The amount of debt which may be authorized may in some cases be limited by the requirements that it not exceed a stated percentage of the assessable base upon which taxes are levied.

In the opinion of counsel, the issuer may be sued in the event that it fails to perform its obligations under the general obligation debt to the holders of the debt, and any judgments resulting from such suits would be enforceable against the issuer. Nevertheless, a holder of the debt who has obtained any such judgment may be required to seek additional relief to compel the issuer to levy and collect such taxes as may be necessary to provide the Funds from which a judgment may be paid. Although there is no Maryland law on this point, it is the opinion of counsel that the appropriate courts of Maryland have jurisdiction to entertain proceedings and power to grant additional relief, such as a mandatory injunction, if necessary, to enforce the levy and collection of such taxes and payment of the proceeds of the collection of the taxes to the holders of general obligation debt, pari passu, subject to the same constitutional limitations on enforcement, as described above, as apply to the enforcement of judgments against the State.

Local subdivisions, including counties and municipal corporations, are also authorized by law to issue special and limited obligation debt for certain purposes other than general governmental purposes. The source of payment of that debt is limited to certain revenues of the issuer derived from commercial activities operated by the issuer, payment made with respect to certain facilities or loans and any funds pledged for the benefit of the holders of the debt. That special and limited obligation debt does not constitute a debt of the State, the issuer or any other political subdivision of either within the meaning of any constitutional or statutory limitation. Neither the State nor the issuer or any other political subdivision of either is obligated to pay the debt or the interest on the debt except from the revenues of the issuer specifically pledged to the payment of the debt. Neither the faith and credit nor the taxing power of the State, the issuer or any other political subdivision of either is pledged to the payment of the debt. The issuance of the debt is not directly or indirectly or contingently an obligation, moral or other, of the State, the issuer or any other political subdivision of either to levy any tax for its payment.

Special Authority Debt.    The State and local governments have created several special authorities with the power to issue debt on behalf of the State or local government for specific purposes, such as providing facilities for non-profit healthcare and higher educational institutions, facilities for the disposal of solid waste, funds to finance single family and low-to-moderate income housing, and similar purposes. The Maryland Health and Higher Educational Facilities Authority, the Northeast Maryland Waste Disposal Authority, the Housing Opportunities Commission of Montgomery County, and the Housing Authority of Prince George’s County are some of the special authorities which have issued and have outstanding debt of this type.

The debts of the authorities issuing debt on behalf of the State and the local governments are limited obligations of the authorities payable solely from and secured by a pledge of the revenues derived from the facilities or loans financed with the proceeds of the debt and from any other funds and receipts pledged under an indenture with a corporate trustee. The debt does not constitute a debt, liability or pledge of the faith and credit of the State or of any political subdivision or of the authorities. Neither the State nor any political subdivision thereof nor the authorities shall be obligated to pay the debt or the interest on the debt except from such revenues, funds and receipts. Neither the faith and credit nor the taxing power of the State or of any political subdivision of the State or the authorities is pledged to the payment of the principal of or the interest on such debt. The issuance of the debt is not directly or indirectly an obligation, moral or other, of the State or of any political subdivision of the State or of the authority to levy or to pledge any form of taxation whatsoever, or to make any appropriation, for their payment. The authorities have no taxing power.

Maryland Taxes—

In the opinion of Messrs. Saul Ewing LLP, special Maryland counsel of Maryland tax matter, under applicable existing Maryland State and local tax law:

The Maryland Trust will not be treated as an association taxable as a corporation, and the income of the Maryland Trust will be treated as the income of the Holders. The Maryland Trust is not a “financial institution” subject to the Maryland Franchise Tax measure by net earnings. The Maryland Trust is not subject to Maryland property taxes imposed on the intangible personal property of certain corporations.

Except as described below in the case of interest paid on private activity bonds constituting a tax preference for federal income tax purposes, a Holder will not be required to include such Holder’s pro-rata share of the earnings of, or distributions from, the Maryland Trust in such Holder’s Maryland taxable income to the extent that such earnings or distributions represent interest excludable from gross income for federal income tax purposes received by the

Maryland Trust on obligations of the State of Maryland, the Government of Puerto Rico, the Government of Guam, or the Government of the United States Virgin Islands and their respective political subdivisions and authorities. Interest on Bonds is not subject to the Maryland Franchise Tax imposed on “financial institutions” and measured by net earnings.

In the case of taxpayers who are individuals, Maryland presently imposes an income tax on items of tax preference with reference to such items as defined in the Internal Revenue Code, as amended, for purposes of calculating the federal alternative minimum tax. Interest paid on certain private activity bonds is a preference item for purposes of calculating the federal alternative minimum tax. Accordingly, if the Maryland Trust holds such bonds, 50% of the interest on such bonds in excess of a threshold amount is taxable by Maryland.

A Holder will recognize taxable gain or loss, except in the case of an individual Holder who is not a Maryland resident, when the Holder disposes of all or part of such Holder’s pro rata portion of the Bonds in the Maryland Trust. A Holder will be considered to have disposed of all or part of such Holder’s pro rata portion of each Bond when the Holder sells or redeems all or some of such Holder’s Units. A Holder will also be considered to have disposed of all or part of such Holder’s pro rata portion of a Bond when all or part of the Bond is disposed of by the Maryland Trust or is redeemed or paid at maturity. Gains included in the gross income of Holders for federal income tax purposes is, however, subtracted from income for Maryland income tax purposes to the extent that the gain is derived from the disposition of Bonds issued by the State of Maryland and its political subdivisions. Profits realized on the sale or exchange of Bonds are not subject to the Maryland Franchise Tax imposed on “financial institutions” and measured by net earnings.

Units of the Maryland Trust will be subject to Maryland inheritance and estate tax only if held by Maryland residents.

Neither the Bonds nor the Units will be subject to Maryland personal property tax.

The sales of Units in Maryland or the holding of Units in Maryland will not be subject to Maryland Sales or Use Tax.

New York Trust

Risk Factors—The following information represents special considerations regarding investment in New York municipal obligations. This information provides only a brief summary, it does not purport to be a complete description and is largely based on information drawn from Official Statements relating to securities offerings of New York municipal obligations available as of the date of this Prospectus. The Sponsor has not independently verified the accuracy and completeness of the information contained in such Official Statements.

There can be no assurance that current or future statewide, regional or national economic difficulties, and the resulting impact on New York State (the “State”) or local government finances generally, will not adversely affect the market value of New York municipal obligations held by the Trust or the ability of particular issues to make timely payments of debt service on these obligations.

Economic Trends

Over the long term, the State and the City of New York (the “City”) face serious potential economic problems. The City accounts for approximately 41% of the State’s population and personal income, and the City’s financial health affects the State in numerous ways. The State is the third most populous state in the nation and historically has been one of the wealthiest. For decades, however, the State has grown more slowly than the nation as a whole, gradually eroding its relative economic affluence. Statewide, urban centers have experienced significant changes involving migration of the more affluent to the suburbs and an influx of generally less affluent residents. Regionally, the older Northeast cities have suffered because of the relative success that the South and the West have had in attracting people and business. The City also has had to face greater competition as other major cities have developed financial and business capabilities which make them less dependent on the specialized services traditionally available almost exclusively in the City.

The State for many years has had a very high State and local tax burden relative to other states. The State and its localities have used these taxes to develop and maintain their transportation networks, public schools and colleges, public health systems, other social services and recreational facilities. Despite these benefits, the burden of State and local taxation, in combination with the many other causes of regional economic dislocation, has contributed to the decisions of some businesses and individuals to relocate outside, or not locate within, the State.

New York State

The New York Economy

The terrorist attacks of September 11, 2001, have had a more devastating impact on the State economy than on any other state. In particular, the State’s financial and tourism industries have suffered as a result of the attacks. It is therefore not surprising that the State economy is only now emerging from the most recent recession. State employment is projected to rise 0.3 percent in 2003, following a steep decline of 1.8 percent in 2002. Similarly, wage income is projected to rise 2.0 percent in 2003, following a decline of 3.8 percent in 2002. Both wage and total personal income growth for 2003 are expected to be well below historical averages, due in part to further declines in bonus payments for the first quarter of 2003 on a year-over-year basis. Bonus payments paid to financial service workers have been significantly reduced due to the recession and the steep decline in the stock market. In the aftermath of the bursting of the stock market bubble, it is expected that for the next two years bonuses in the financial and insurance sectors will remain at about one-half of their 2001 peak level. The unemployment rate for 2002 was 6.1 percent and is expected to remain virtually unchanged for 2003. While the State’s rate of economic growth was somewhat slower than that of the nation for calendar years 1990 through 1998, the situation has been improving in recent years. In 1999, for the first time in 13 years, the economic growth rate of the State surpassed the national growth rate, and in 2000, the rates were essentially the same. The September 11, 2001, attacks resulted in a slowdown in New York that was more severe than to the nation as a whole. Nevertheless, in recent years, the gap between the national and State growth rates continues to narrow.

The risks to the State economic forecast are substantial. Chief among them is a more prolonged downturn in the financial sector than is currently projected, producing sharper declines in both employment and compensation. Since financial sector activity remains the largest risk to the State forecast, continued weakness in this sector would have a significant impact on the State’s prospects for economic recovery, while a sharp improvement in profits for the financial industry would likely have a significant beneficial impact on the State’s economy. Moreover, significant numbers of business relocations out of the State would likely result in slower job and income growth as well. At the State level, the cleanup of the World Trade Center site has been completed and redevelopment is expected to commence shortly. As a result, economic growth could be stronger than projected. However, weaker than expected growth for both the national and international economies also could delay the onset of the State’s recovery. This would result in even slower employment and income growth than projected. In contrast, a stronger national economy than expected could result in stronger equity market growth and, in turn, a stronger demand for financial market services, fueling stronger income growth in that sector.

In addition, the State has noted that there are additional risks to its forecast resulting from the uncertainties in the national economy as a whole. In particular, significant risks to the current economic forecast include: (i) global political instability, including the uncertain post-war environment in Iraq, and the Middle East in general; (ii) higher energy prices, which could delay the global recovery, reducing export growth below expectations; (iii) weakness of consumer spending or a failure of investment spending to commence growth during the year, which could result in a return to recessionary conditions; and (iv) the potential for future terrorist attacks on U.S. soil.

The 2003-04 State Financial Plan (current fiscal year) and Forecast for 2004-2006

On March 31, 2003, the State Legislature enacted appropriations for all State-supported, contingent contractual, and certain other debt service obligations for the entire 2003-04 fiscal year. On May 2, 2003, the Legislature completed action on the remaining appropriations and accompanying legislation constituting the budget for the 2003-04 fiscal year. The Governor vetoed substantial portions of the budget revisions enacted by the Legislature, but the Legislature overrode the vetoes on May 15, 2003. Accordingly, the Division of Budget (“DOB”) issued the Enacted Budget Financial Plan (“Financial Plan”) on May 28, 2003, that reflected final action on the 2003-04 state budget by the Legislature. The 2003-04 Governor’s Executive Budget (the “Executive Budget”) reflected recommendations to close a combined 2002-03 and 2003-04 budget gap of over $11.5 billion. These recommendations included savings from a spending restraint of $6.3 billion, tobacco securitization proceeds of $3.8 billion, and revenue/fund increases of $1.4 billion. Assuming these budget recommendations were enacted in their entirety, the Executive Budget projected potential outyear budget gaps of $2.8 billion in 2004-05 and $4.1 billion in 2005-06.

The Legislature completed action on the budget for the 2003-04 fiscal year on May 15, overriding the Governor’s vetoes of $3.2 billion in tax increases and spending additions. DOB analysis of the Financial Plan indicates that changes since the Executive Budget will increase General Fund spending by $2.3 billion above the levels recommended by the Governor. The General Fund is the principal operating fund of the State and is used for all financial transactions except those required to be accounted for in another fund. As compared to the Executive Budget, revenues are projected to increase by $1.4 billion, reflecting enacted tax and revenue increases offset by lower revenue results for 2002-03 and the April income tax settlement. This leaves the General Fund with a potential imbalance of roughly $900 million in 2003-04, and increases the outyear gaps by $3.7 billion in 2004-05 and $4.2 billion in 2005-06, before potential benefits provided by recently enacted federal aid changes and savings from a fiscal management plan being developed. Also excluded are revenues from certain measures enacted by the Legislature that the DOB considers to be highly speculative at this time. The combination of federal aid and management actions will keep the 2003-04 budget in balance.

Legislative changes are projected to increase revenues by $1.9 billion in 2003-04, $1.4 billion in 2004-05, and $605 million in 2005-06. In addition to these changes, revenues are projected to decrease from the Executive Budget forecast by $462 million in 2003-04 primarily due to the impact of 2002-03 actuals on the current year, and the April 2003 income tax settlement. The net 2003-04 revenue change since the Executive Budget is therefore $1.4 billion. General Fund spending is projected to increase from the Executive Budget by a net $2.3 billion in 2003-04, $4.5 billion in 2004-05 and $4.2 billion in 2005-06. Total projected spending in the

2003-04 Financial Plan is $2.33 billion higher than the level recommended in the Executive Budget. Spending changes primarily reflect net legislative restorations and adds in Medicaid ($840 million), school aid ($599 million), funding for member items ($200 million), higher education programs ($193 million) handicapped/all other education programs ($132 million), and welfare programs ($114 million).

The recently enacted federal economic stimulus legislation provides $20 billion nationwide in fiscal relief to states, of which the DOB expects New York to receive $2.1 billion over the next two State fiscal years. In order to manage cash flow, assure budget balance in the current fiscal year, and begin to address significant 2004-05 and 2005-06 budget gaps, the Governor has directed DOB to develop a fiscal management plan to reduce State operations costs, curtail non-essential spending, and identify other cost containment actions to bring the General Fund into balance. This plan will be developed in cooperation with State agency managers and is expected to be detailed by the time the State’s First Quarterly Financial Plan Update is released in July. The DOB will also monitor and work to achieve additional revenues from certain measures enacted by the Legislature that DOB believes are speculative in nature and thus not reflected in the Financial Plan. These include Video Lottery Terminals at racetracks (legislative value of $150 million), collection of cigarette and motor fuel taxes on Indian Reservations (legislative value of $186 million), and collection of use tax (legislative value of $25 million), as well as other measures that the Legislature believes will reduce the outyear gaps.

The Financial Plan projects total General Fund receipts of $39.84 billion, an increase from the $39.30 billion recorded in 2002-03. This total includes $28.56 billion in tax receipts, $3.67 billion in miscellaneous receipts, and $7.61 billion in transfers from other funds. The Financial Plan projects total General Fund disbursements, including transfers to support capital projects, debt service and other purposes, of $40.84 billion for 2003-04, an increase of $1.32 billion or 3.4 percent from 2002-03. The State expects to end the 2003-04 fiscal year with a closing General Fund balance of $730 million. The closing balance represents monies on deposit in the Tax Stabilization Reserve Fund ($710 million) and the Contingency Reserve Fund ($20 million). The balance assumes achievement of $912 million of savings from the fiscal management plan including additional federal aid as described above.

Special Considerations

The attacks of September 11 and the lingering effects of the national recession are expected to have continued adverse financial consequences for the State. The DOB believes that their impact is adequately reflected in the current financial forecast, but the combined effect of both factors introduces significant uncertainty into the current Financial Plan estimates. In the long term, the most significant risk is the possible loss of important economic activity in the State.

Another uncertainty is the assumed performance of the financial sector. The securities industry is more important to the State economy than to the national economy as a whole, amplifying the impact of continued volatility in the financial markets. A further reduction in financial sector jobs coupled with a large negative change in stock market performance during the forecast horizon would result in wage and unemployment levels that are significantly different from those embodied in the current forecast. Equity market instability (fueled by poor earnings, accounting concerns, and fears of further terrorist attacks), a further escalation of tensions in the Middle East, and the resultant upward pressure on energy prices, a weakening of growth in consumer spending, and a failure of investment spending to rebound are all factors that are combining to produce a potential return to recessionary conditions.

Recent events have increased the risks to the forecast for both employment and wages. Although the war with Iraq has recently ended, the threat of future terrorist acts still remains. The continuing erosion of investor confidence has had a major impact on Wall Street and the City economy. Securities industry profits for 2002 were the lowest in eight years; including research settlement charges and write-offs for potential litigation costs, profits were a negative $1 billion for the fourth quarter. After suffering its second consecutive annual loss in 2002, the stock market continued to deteriorate in the beginning months of this year, due largely to the uncertainty related to the military conflict in Iraq. If global tensions resolve quickly, equity markets could strengthen more quickly than expected. If not, financial sector weakness, combined with weak domestic and global demand for State goods and services, will continue to have an adverse impact on the State’s economic recovery.

Many complex political, social and economic forces influence the State’s economy and finances, which may in turn affect the State’s Financial Plan. These forces may affect the State unpredictably from fiscal year to fiscal year and are influenced by governments, institutions and events that are not subject to the State’s control. The Financial Plan is also necessarily based upon forecasts of national and State economic activity. Economic forecasts have frequently failed to predict accurately the timing and magnitude of changes in the national and the State economies. Notwithstanding the numerous initiatives that the State and its localities may take to encourage economic growth and achieve balanced budgets, reductions in federal spending could materially and adversely affect the financial condition and budget projections of the State and its localities.

Ratings

Standard & Poor’s, Moody’s and Fitch Ratings currently rate the State’s general obligation bonds AA, A2 and AA, respectively.

On December 19, 2000, Standard & Poor’s revised its rating on the State’s general obligation bonds from A+ to AA. On May 16, 2003, Standard & Poor’s reaffirmed its AA rating, but revised its outlook from stable to negative on the State’s general obligation bonds. On December 6, 2002, Moody’s revised its outlook on the State’s general obligation bonds to stable from positive. On April 29, 2003, Moody’s reaffirmed it A2 rating and its stable outlook on the State’s general obligation bonds. On April 30, 2003, Fitch Ratings reaffirmed its AA rating and its negative rating watch on the State’s general obligation bonds.

New York City

Overview

The City, with a population of approximately 8.0 million, is an international center of business and culture. Its non-manufacturing economy is broadly based, with the banking and securities, life insurance, communications, publishing, fashion design, retailing and construction industries accounting for a significant portion of the City’s total employment earnings. Additionally, the City is the nation’s leading tourist destination. Manufacturing activity in the City is conducted primarily in apparel and printing.

The Mayor is responsible for preparing the City’s financial plan, including the City’s current financial plan for the 2002 through 2006 fiscal years. Implementation of the financial plan is dependent upon the City’s ability to market its securities successfully. The financial plan is also dependent on the financing capacity of the New York City Transitional Finance Authority (the “TFA”), which is currently authorized to have outstanding $2.5 billion in recovery bonds and notes. The City’s program for financing capital projects for fiscal years 2002 through 2006 includes the anticipated issuance of approximately $13.6 billion of general obligation bonds and approximately $3.9 billion of bonds (excluding obligations issued to pay costs relating to the September 11 attacks) to be issued by the TFA.

The City assumes that borrowings from the TFA and federal aid will pay in substantial part for the costs relating to the September 11 attacks. Future developments concerning the City and public discussion of such developments, as well as prevailing market conditions, may affect the market for outstanding City general obligation bonds and notes as well as those issued by the TFA and other City agencies.

The 2003-07 Financial Plan

As required by law, the City prepares a four-year annual financial plan, which is reviewed and revised on a quarterly basis and which includes the City’s capital, revenue and expense projections and outlines proposed gap-closing programs for years with projected budget gaps. On November 18, 2002, the City took the unprecedented step of releasing two months early a detailed plan for closing a $6.4 billion gap between forecast revenues and expenses. This November plan was a modification to the financial plan submitted to the Control Board on June 26, 2002. Subsequently, on January 31, 2003, the City submitted to the Control Board its financial plan (the “City Financial Plan”) setting forth projected revenues and expenses for operations for fiscal years 2003 through 2007. The City Financial Plan indicated that since November, agency cuts have been put in place and the City property tax has been increased, although not at the rate anticipated in the November plan. To achieve balanced budgets for 2003 and 2004, the City Financial Plan contains a gap-closing program that has been developed to eliminate the projected gaps of $486 million in 2003 and $3.4 billion in 2004. However, the recurring savings from implementation of the City Financial Plan will leave remaining gaps of $1.5 billion in fiscal 2005 and $2.0 billion in fiscal years 2006 and 2007, after $621 million of discretionary and other transfers to provide in fiscal year 2003 for debt service and other payments due in fiscal year 2004, and after implementation of the property tax increase and other gap closing actions. This pattern of current year surplus operating results and projected subsequent year budget gaps has been consistent through the entire period since 1982, during which the City has achieved surplus operating results, before discretionary transfers, for each fiscal year.

Special Considerations

The City Financial Plan is based on numerous assumptions, including the condition of the City’s and the region’s economies and the receipt of economically sensitive tax revenues in the amounts projected. In addition, other potential uncertainties include the following: (i) the effects of the September 11 attacks on the City economy; (ii) the rate of wage increases; (iii) the ability of the City to implement cost reduction initiatives (including the July 18, 2002, announcement by the Mayor that was directed to the Office of Management and Budget to reserve 7.5% of City-funded spending to address projected gaps and provide reserves); and (iv) the impact of real estate market conditions. The projections contained in the City Financial Plan may also be affected by the uncertainty relating to the State Financial Plan and to the U.S. economy, as a whole, as discussed above.

With respect to the impact of September 11 on the City, the City Financial Plan assumes that the City’s costs relating to September 11 will be paid in substantial part from federal aid and funds provided by the TFA. The City is seeking to be reimbursed by the federal government for all of its direct costs (which are expected to be substantially lower than initially anticipated) for response and remediation of the World Trade Center site. The City also expects to receive federal funds for the costs of economic revitalization. The federal government has committed $21.4 billion for disaster assistance for New York, including disaster recovery and related activities, increased security and reconstruction of infrastructure and public facilities. Included in the $21.4 billion is $5.5 billion allocated for redevelopment incentives for businesses located in the Liberty Zone (the area surrounding the World Trade Center site). In addition, the State legislature increased the financing capacity of the TFA by $2.5 billion to fund recovery costs and has authorized the TFA to issue debt without limit as to principal amount that is payable solely from State or federal disaster aid. It is currently not possible to quantify the long-term adverse impact of September 11 on the City and its economy, any offsetting economic benefits which may result from recovery and rebuilding activities, or the amount of additional resources from federal, State, City and other sources which will be required.

Although the City has maintained balanced budgets in each of its last twenty-one fiscal years, there can be no assurance that the gap-closing actions proposed in the City Financial Plan can be successfully implemented or that the City will maintain a balanced budget in future years without additional State aid, revenue increases or expenditure reductions. Additional tax increases and reductions in essential City services could adversely affect the City’s economic base. It can be expected that the City Financial Plan will engender public debate, which will continue through the time the budget is scheduled to be adopted in June 2003, and it is possible that projected savings and revenues will not be realized. Accordingly, the City Financial Plan may be changed substantially by the time the budget for fiscal year 2004 is adopted.

Finally, the sluggish pace of the current economic recovery at the national level does not bode well for a timely turnaround in the City’s economy. Coming out of past recessions, the City has typically lagged the nation’s recovery. This is largely due to the fact that the City’s economy does not gain much from the recovery in manufacturing that takes hold in the early phase of the up cycle, as well as the fact that demand for the City’s service sectors only picks up when a recovery is firmly in place. The current cycle is not expected to be any different. In addition to the employment declines, the City’s economic woes over the past two years have been further compounded by the drastic decline in compensation on Wall Street, more severe than anticipated in previous forecasts. As a result, the forecast for wage income in the City shows declines for two consecutive years, unprecedented in recent times. Job growth in the City is not expected to begin until the fourth quarter of 2003, lagging the U.S. by three quarters, and even then growth is projected to be anemic. It is of little surprise, given the weak labor market and Wall Street’s performance, that conditions in the City’s commercial real estate market have significantly deteriorated. By the end of 2002, there were nearly 26 million square feet of primary office space available on the market, compared to 16 million square feet at the start of the year. With so much vacant space available for lease, landlords have been forced to lower rents considerably. With additional job losses anticipated, both the Downtown and Midtown primary office markets are expected to worsen in 2003.

Ratings

Standard & Poor’s, Moody’s and Fitch Ratings currently rate the City’s outstanding general obligation bonds A, A2 and A+, respectively.

On May 27, 2003, Standard & Poor’s reaffirmed its A rating and revised its outlook from negative to stable on the City’s general obligation bonds. On November 15, 2001, Moody’s revised its outlook on the City’s general obligation bonds to negative from uncertain due to the disruptive effects of September 11 on the City’s economy and the effects of the national economic recession. On May 27, 2003, Moody’s reaffirmed its A2 rating and its negative outlook on the City’s general obligation bonds. In December 2002, Fitch Ratings issued a negative outlook on the City’s general obligation bonds. On May 29, 2003, Fitch Ratings reaffirmed its A+ rating and its negative outlook on the City’s general obligation bonds.

Litigation

A number of court actions have been brought involving State finances. The court actions in which the State is a defendant generally involve State programs and miscellaneous tort, real property, and contract claims. While the ultimate outcome and fiscal impact, if any, on the State of those proceedings and claims are not currently predictable, adverse determinations in certain of them might have a material adverse effect upon the State’s ability to carry out the State Financial Plan.

The City has estimated that its potential future liability on account of outstanding claims against it as of June 30, 2002, amounted to approximately $4.3 billion.

New York Taxes—

In the opinion of bond counsel delivered on the dates the Bonds were issued (or in opinions to be delivered, in the case of when issued Bonds) the interest on the Bonds is exempt from New York State and City personal income taxes, except where such interest is subject to federal income taxes, as is described in “Taxes.”

In the opinion of Paul, Hastings, Janofsky & Walker LLP, special counsel for the Sponsor, under existing New York law:

Under the income tax laws of the State and City of New York, the Trust is not an association taxable as a corporation and income received by the Trust will be treated as the income of the Holders in the same manner as for federal income tax purposes. Accordingly, each Holder will be considered to have received the interest on its pro rata portion of each Bond when interest on the Bond is received by the Trust (or on earlier accrual, depending on the Holder’s method of accounting and depending on the existence of any original issue discount). A noncorporate Holder who is a New York State (and City) resident will be subject to New York State (and City) personal income taxes on any gain or market discount income recognized when it disposes of all or part of its pro rata portion of a Bond. A noncorporate Holder who is not a New York State resident will not be subject to New York State or City personal income taxes on any gain or market discount income recognized when it disposes of all or part of its pro rata portion of a Bond unless such Units are attributable to a business, trade, profession or occupation carried on in New York. A New York State (and City) resident should determine its tax basis for its pro rata portion of each Bond for New York State (and City) income tax purposes in the same manner as for federal income tax purposes. Interest income on, as well as any gain recognized on the disposition of, a Holder’s pro rata portion of the Bonds is generally not excludable from income in computing New York State and City franchise taxes on corporations or financial institutions.

Pennsylvania Trust

Risk Factors—Potential purchasers of Units of the Pennsylvania Trust should consider the fact that the Trust’s portfolio consists primarily of securities issued by the Commonwealth of Pennsylvania (the “Commonwealth”), its municipalities and authorities and should realize the substantial risks associated with an investment in such securities. The following information is a brief summary of factors affecting the economy of the Commonwealth and does not purport to be a complete description of such factors. Other factors will affect issuers. The summary is based primarily upon one or more publicly available offering statements relating to debt offerings of the Commonwealth, the latest of which is dated May 20, 2003. The Sponsor has not independently verified the information. The creditworthiness of obligations issued by local Pennsylvania issuers may be unrelated to the creditworthiness of obligations issued by the Commonwealth, and there is no responsibility on the part of the Commonwealth to make payments on such local obligations.

General Economic Conditions

Although the General Fund of the Commonwealth (the principal operating fund of the Commonwealth) has been in a surplus position during recent years, as of June 30, 2002, the General Fund was able to have an unappropriated surplus of $142.8 million only because of the utilization of most of the Tax Stabilization Reserve Fund (Rainy Day Fund) which had been accumulated during prior years. The utilization of the Rainy Day Fund offset unanticipated revenue shortfalls due to the economic downturn in fiscal year 2002. Through calendar years 2001 and 2002, economic growth in the United States and Pennsylvania was below the projections used to estimate the Commonwealth’s fiscal year 2002 revenues, as the national economic recession during fiscal year 2002 was not anticipated in the budget estimates for that fiscal year.

The Commonwealth’s economy historically has been dependent upon heavy industry, but has diversified recently into various services, particularly into medical and health services, education and financial services. Agricultural industries continue to be an important part of the economy, including not only the production of diversified food and livestock products, but substantial economic activity in agribusiness and food-related industries. Service industries currently employ the greatest share of nonagricultural workers, followed by the categories of trade and manufacturing. Future economic difficulties in any of these industries could have an adverse impact on the finances of the Commonwealth or its municipalities and could adversely affect the market value of the Bonds in the Pennsylvania Trust or the ability of the respective obligors to make payments of interest and principal due on such Bonds.

Indebtedness

General Obligation Bonds.    As of June 30, 2002, the Commonwealth had approximately $6.1 billion aggregate amount of its general obligation bonds outstanding. Although there can be no assurance that such conditions will continue, the Commonwealth’s general obligation bonds are currently rated AA with stable outlook by Standard & Poor’s and Aa2 by Moody’s.

City of Philadelphia/PICA.     The Pennsylvania Intergovernmental Cooperation Authority (“PICA”) was created by Commonwealth legislation in 1991 to assist the City of Philadelphia in remedying its fiscal difficulties. PICA has issued specialty revenue bonds on behalf of the City to cover budget shortfalls, to eliminate projected deficits and to fund capital spending. PICA also makes factual findings and recommendations to the City concerning its budgetary and fiscal affairs. The City is currently operating under the five year plan approved by PICA in 2002. PICA’s power to issue further bonds to finance capital projects expired on December 31, 1994. PICA’s power to issue bonds to finance cash flow deficits expired on December 31, 1995, but its authority to refund outstanding debt is unrestricted. PICA had approximately 840.6 million in special tax revenue bonds outstanding as of June 30, 2002. Although there can be no assurance that such conditions will continue, Philadelphia’s general bonds are currently rated BBB with stable outlook by Standard & Poor’s and Baa1 by Moody’s.

Other Government Authorities and Organizations.    Certain Local Government Authorities and Commonwealth agencies and authorities issue debt obligations for which the General Fund has no liability. The debt of these issuers is funded by assets of, or revenues derived from, the various projects financed or the particular issuer and is not a statutory or moral obligation of the Commonwealth.

Pending Litigation

Certain litigation is pending against the Commonwealth that could adversely affect the ability of the Commonwealth to pay debt service on its obligations, including, as of January 1, 2003, suits relating to the following matters:

(i)  In 1987, the Pennsylvania Supreme Court held the statutory scheme for county funding of the judicial system to be in conflict with the Pennsylvania Constitution, but it stayed its judgment to permit enactment by the legislature of funding legislation consistent with the opinion. The Court appointed a special master to submit a plan for implementation and the special master recommended a four-phase transition to state funding of a unified judicial system, during each of which specified court employees would transfer into the state payroll system. Phase 1, involving the transfer of approximately 165 county-level court administrators, was implemented in legislation enacted in 1999. The remainder of the recommendation for later phases remains pending before the Pennsylvania Supreme Court.

(ii)  In March 1998, certain Philadelphia residents, the School District of Philadelphia and others brought suit in the United States District Court for the Eastern District of Pennsylvania against the Governor, the Secretary of Education and others alleging that the Commonwealth’s system for funding public schools has the effect of discriminating on the basis of race and violates Title VI of the Civil Rights Act of 1964. The district court dismissed the complaint, but in August 1999 the Third Circuit Court of Appeals reversed and remanded for further proceedings. On June 23, 2000, by agreement of the parties, the district court stayed all proceedings and placed the case in civil suspense until approximately June 8, 2001. Since then, the Governor and the Mayor of Philadelphia entered into an agreement resulting in the Philadelphia School District being designated as distressed under the School Code. Prior to that agreement, the governmental plaintiffs and defendants requested a stay until the end of October 2001. Recently, the U.S. Supreme Court and the U.S. Court of Appeals for the Third Circuit decided cases that have likely affected the plaintiffs’ claims. Based on these cases, it seems clear that the claims now presented by the plaintiffs cannot proceed as pled. However, no party has taken action to lift the stay. Based on statements made in 2001, the defendants anticipate that one or more of the plaintiffs may seek to amend the complaint in an effort to state a claim for intentional discrimination under Title VI of the Civil Rights Act.

(iii)  PPG Industries has challenged the constitutionality of the manufacturing exemption from the capital stock/franchise tax insofar as it limits the exemption for headquarters property and payroll only to headquarters property and payroll attributable to manufacturing in Pennsylvania. On November 30, 2001, the Pennsylvania Supreme Court held that this limitation discriminates against interstate commerce and ordered the limitation to be eliminated from the capital stock/franchise tax. The Court also directed that the Commonwealth provide a retrospective remedy to taxpayers to include (1) refunds for taxpayers who suffered the discrimination, (2) additional assessments against taxpayers who benefited from the unlawful limitation, or (3) some combination of the two, provided that the remedy does not discriminate against interstate commerce. The General Assembly has enacted legislation that presumptively cures the constitutional problem beginning after January 1, 1999. Such legislation has no effect on the years involved in the litigation. PPG filed a petition for reconsideration which was denied on February 1, 2002. The retrospective remedy announced by the

Commonwealth on April 29, 2002, appears to be revenue neutral for in-state manufacturers. However, out of state manufacturers have appealed and such appeals remain pending.

(iv)  Unisys Corporation has challenged the three-factor apportionment formula used for the apportionment of capital stock value in the Pennsylvania franchise tax. In a decision issued in March 1999, the Commonwealth Court held for the taxpayer on statutory grounds, but denied its constitutional claims. Both the Commonwealth and the taxpayer have appealed to the Pennsylvania Supreme Court, which held oral argument in December 2000. On October 25, 2002, the court issued a decision reversing the holding of the Commonwealth Court and upholding the Commonwealth’s statutory apportionment formula. Unisys has filed a petition for certiorari to the U.S. Supreme Court.

(v)  Twenty or more insurance companies have challenged the Department of Revenue’s application of portions of the Life and Health Guarantee Association Act of 1982. The Act establishes a funding mechanism to fulfill defaulted obligations under life and health insurance policies and annuity contracts to insured Pennsylvania residents. Insurance companies are assessed to provide the funds due to Pennsylvania residents insured from other insurance companies that have become insolvent or are otherwise in default. A provision in the Act allows assessed insurance companies to claim a credit for these assessments against their Pennsylvania gross premiums tax liability. Life and health insurance premiums have always been subject to the premium tax and there is no dispute that companies may claim credit for life and health assessments. Annuity considerations, however, were taxed for approximately a three-year period, 1992-1995. Some annuity considerations were subject to tax, others were not. The Department of Revenue ultimately decided to allow credits for assessments paid on taxable annuity considerations, but not for assessments paid on non-taxable annuities. Taxpayers want the credit for assessments paid on all annuities, both during the period that annuities were taxed and going forward. Settlement negotiations continue and the matter is also being prepared for litigation. Estimates of refund potential range from $50 million to $300 million.

Pennsylvania Taxes—

Under current law, Messrs. Drinker Biddle & Reath LLP, special Pennsylvania counsel on Pennsylvania tax matters, is of the opinion that:

Income received by a Holder attributable to interest realized by the Pennsylvania Trust from bonds issued by the Commonwealth of Pennsylvania, any public authority, commission, board or other agency created by the Commonwealth of Pennsylvania or any public authority created by any such political subdivision (“Pennsylvania Bonds”), bonds or other obligations issued by the Government of Guam or by its authority, bonds issued by the Government of Puerto Rico or by its authority and bonds issued by the Government of the United States Virgin Islands or by a municipality thereof (collectively, “Possession Bonds”) is not taxable to individuals, estates or trusts under the Personal Income Tax imposed by Article III of the Tax Reform Code of 1971; to corporations under the Corporate Net Income Tax imposed by Article IV of the Tax Reform Code of 1971; nor to individuals under the Philadelphia School District Net Income Tax  (the “School District Tax”) imposed on Philadelphia resident individuals under the authority of the act of August 9, 1963, P.L. 640.

Income received by a Holder attributable to gain or the sale or other disposition by the Pennsylvania

Trust of Pennsylvania Bonds and Possession Bonds will be taxable under the Personal Income Tax, the Corporate Net Income Tax and the School District Tax, except that income attributable to gain on such sales or other dispositions attributable to such investments held for more than six months will not be taxable under the School District Tax.

Likewise, gain on the disposition of a Unit will be taxable under the Personal Income Tax, the Corporate Net Income Tax and the School District Tax, except that gain realized with respect to a Unit held for more than six months will not be taxable under the School District Tax.

Pennsylvania Trust Units may be subject to tax in the estate of a resident decedent under the Pennsylvania inheritance and estate taxes.

TAX FREE VS. TAXABLE INCOME

The following table shows the approximate yield which taxable securities must earn in various income brackets to equal tax exempt yields under combined federal and state individual income tax rates. This table reflects projected federal income tax rates and tax brackets for the 2003 taxable year under recently passed legislation, and state income tax rates that were available on the date of the Prospectus. These rates are subject to change and several items of the tax reduction are scheduled to revert to prior law in future years unless made permanent by future legislation. Because the federal rate brackets are subject to adjustment based on changes in the Consumer Price Index, the taxable equivalent yields for subsequent years may be lower than indicated. A table is computed on the theory that the taxpayer’s highest bracket tax rate is applicable to the entire amount of any increase or decrease in taxable income (after allowance for any resulting change in state income tax) resulting from a switch from taxable to tax-free securities or vice versa. Variations between state and federal allowable deductions and exemptions are generally ignored. The state tax is thus computed by applying to the federal taxable income bracket amounts shown in the table the appropriate state rate for those same dollar amounts. For example, a married couple living in the State of California and filing a Joint Return with $53,000 in taxable income for the 2003 tax year would need a taxable investment yielding 6.26% in order to equal a tax-free return of 5.00%. Use the appropriate table to find your tax bracket. Read across to determine the approximate taxable yield you would need to equal a return free of federal income tax and state income tax.

STATE OF CALIFORNIA

2003 Tax Year

Taxable		Approx. Combined Federal & State Tax Rate	TAX EXEMPT YIELD
Income Bracket			4.00%	4.50%	5.00%	5.50%	6.00%	6.50%

			TAXABLE EQUIVALENT YIELD
Joint Return	Single Return

$ 0 - 11,668	$ 0 - 5,834	10.90%	4.49%	5.05%	5.61%	6.17%	6.73%	7.30%
$ 11,669 - 14,000	$ 5,835 - 7,000	11.80	4.54	5.10	5.67	6.24	6.80	7.37
$ 14,001 - 27,658	$ 7,001 - 13,829	16.70	4.80	5.40	6.00	6.60	7.20	7.80
$ 27,659 - 43,652	$ 13,830 - 21,826	18.40	4.90	5.51	6.13	6.74	7.35	7.97
$ 43,653 - 56,800	$ 21,827 - 28,400	20.10	5.01	5.63	6.26	6.88	7.51	8.14
$ 56,801 - 60,596	$ 28,401 - 30,298	29.50	5.67	6.38	7.09	7.80	8.51	9.22
$ 60,597 - 76,582	$ 30,299 - 38,291	31.00	5.80	6.52	7.25	7.97	8.70	9.42
$ 76,583 - 114,650	$ 38,292 - 68,800	31.98	5.88	6.62	7.35	8.09	8.82	9.56
$114,651 - 139,500	$ 68,801 - 139,500	34.70	6.13	6.89	7.66	8.42	9.19	9.95
$139,501 - 174,700	$139,501 - 143,500	35.46	6.20	6.97	7.75	8.52	9.30	10.07
$174,701 - 311,950	$143,501 - 311,950	40.13	6.68	7.52	8.35	9.19	10.02	10.86
Over $311,950	Over $311,950	42.00	6.90	7.76	8.62	9.48	10.34	11.21

See the Notes to the California tax table on the following page.

Note: This table reflects the following:

1	The above tax rates represent 2003 federal income tax rates and 2002 California income tax rates. California has not yet published its 2003 personal income tax rates.
2	Taxable income, as reflected in the above table, equals federal adjusted gross income (AGI), less personal exemptions and itemized deductions. However, certain itemized deductions are reduced by the lesser of (i) three percent of the amount of the taxpayer’s AGI over $139,500, or (ii) 80 percent of the amount of such itemized deductions otherwise allowable. The effect of the three percent phase out on all itemized deductions and not just those deductions subject to the phase out is reflected above in the combined federal and state tax rates through the use of higher effective federal tax rates. In addition, the effect of the 80 percent cap on overall itemized deductions is not reflected on this table. Federal income tax rules also provide that personal exemptions are phased out at a rate of two percent for each $2,500 (or fraction thereof) of AGI in excess of $209,250 for married taxpayers filing a joint tax return and $139,500 for single taxpayers. The effect of this phase out of personal exemptions is not reflected in the above table.
3	Interest earned on municipal obligations may be subject to the federal alternative minimum tax. This provision is not incorporated into the table.
4	The taxable equivalent yield table does not incorporate the effect of graduated rate structures in determining yields. Instead, the tax rates used are the highest marginal tax rates applicable to the income levels indicated within each bracket.
5	Interest earned on all municipal obligations may cause certain investors to be subject to tax on a portion of their Social Security and/or railroad retirement benefits. The effect of this provision is not included in the above table.

STATE OF MARYLAND

2003 Tax Year

			TAX EXEMPT YIELD
Taxable Income Bracket			4.00%	4.50%	5.00%	5.50%	6.00%	6.50%
Joint Return	Single Return	Approx. Combined Federal & State Tax Rate	TAXABLE EQUIVALENT YIELD
$ 0 - 1,000	$ 0 - 1,000	11.80%	4.54%	5.10%	5.67%	6.24%	6.80%	7.37%
$ 1,001 - 2,000	$ 1,001 - 2,000	12.70	4.58	5.15	5.73	6.30	6.87	7.45
$ 2,001 - 3,000	$ 2,001 - 3,000	13.60	4.63	5.21	5.79	6.37	6.94	7.52
$ 3,001 - 14,000	$ 3,001 - 7,000	14.28	4.67	5.25	5.83	6.42	7.00	7.58
$ 14,001 - 56,800	$ 7,001 - 28,400	19.04	4.94	5.56	6.18	6.79	7.41	8.03
$ 56,801 - 114,650	$ 28,401 - 68,800	28.56	5.60	6.30	7.00	7.70	8.40	9.10
$114,651 - 139,500	$ 68,801 - 139,500	31.42	5.83	6.56	7.29	8.02	8.75	9.48
$139,501 - 174,700	$139,501 - 143,500	32.22	5.90	6.64	7.38	8.11	8.85	9.59
$174,701 - 311,950	$143,501 - 311,950	37.13	6.36	7.16	7.95	8.75	9.54	10.34
Over $311,950	Over $311,950	39.09	6.57	7.39	8.21	9.03	9.85	10.67

Note: This table reflects the following:

1	Taxable income, as reflected in the above table, equals federal adjusted gross income (AGI), less personal exemptions and itemized deductions. However, certain itemized deductions are reduced by the lesser of (i) three percent of the amount of the taxpayer’s AGI over $139,500, or (ii) 80 percent of the amount of such itemized deductions otherwise allowable. The effect of the three percent phase out on all itemized deductions and not just those deductions subject to the phase out is reflected above in the combined federal and state tax rates through the use of higher effective federal tax rates. In addition, the effect of the 80 percent cap on overall itemized deductions is not reflected on this table. Federal income tax rules also provide that personal exemptions are phased out at a rate of two percent for each $2,500 (or fraction thereof) of AGI in excess of $209,250 for married taxpayers filing a joint tax return and $139,500 for single taxpayers. The effect of the phase out of personal exemptions is not reflected in the above table.
2	Interest earned on municipal obligations may be subject to the federal alternative minimum tax. This provision is not incorporated into the table.
3	The taxable equivalent yield table does not incorporate the effect of graduated rate structures in determining yields. Instead, the tax rates used are the highest marginal tax rates applicable to the income levels indicated within each bracket.
4	Interest earned on all municipal obligations may cause certain investors to be subject to tax on a portion of their Social Security and/or railroad retirement benefits. The effect of this provision is not included in the above table.

STATE OF NEW YORK

2003 Tax Year
Taxable Income Bracket	Approx. Combined Federal & State Tax Rate	TAX EXEMPT YIELD
		4.00%	4.50%	5.00%	5.50%	6.00%	6.50%
		TAXABLE EQUIVALENT YIELD
		JOINT RETURN
$ 0 - 14,000	13.60%	4.63%	5.21%	5.79%	6.37%	6.94%	7.52%
$ 14,001 - 16,000	18.40	4.90	5.51	6.13	6.74	7.35	7.97
$ 16,001 - 22,000	18.83	4.93	5.54	6.16	6.78	7.39	8.01
$ 22,001 - 26,000	19.46	4.97	5.59	6.21	6.83	7.45	8.07
$ 26,001 - 40,000	20.02	5.00	5.63	6.25	6.88	7.50	8.13
$ 40,001 - 56,800	20.82	5.05	5.68	6.31	6.95	7.58	8.21
$ 56,801 - 114,650	30.14	5.73	6.44	7.16	7.87	8.59	9.30
$114,651 - 139,500	32.93	5.96	6.71	7.46	8.20	8.95	9.69
$139,501 - 150,000	33.71	6.03	6.79	7.54	8.30	9.05	9.81
$150,001 - 174,700	34.18	6.08	6.84	7.60	8.36	9.12	9.87
$174,701 - 311,950	38.94	6.55	7.37	8.19	9.01	9.83	10.65
$311,951 - 500,000	40.85	6.76	7.61	8.45	9.30	10.14	10.99
Over $500,000	40.97	6.78	7.62	8.47	9.32	10.17	11.01

		SINGLE RETURN
$ 0 - 7,000	13.60%	4.63%	5.21%	5.79%	6.37%	6.94%	7.52%
$ 7,001 - 8,000	18.40	4.90	5.51	6.13	6.74	7.35	7.97
$ 8,001 - 11,000	18.83	4.93	5.54	6.16	6.78	7.39	8.01
$ 11,001 - 13,000	19.46	4.97	5.59	6.21	6.83	7.45	8.07
$ 13,001 - 20,000	20.02	5.00	5.63	6.25	6.88	7.50	8.13
$ 20,001 - 28,400	20.82	5.05	5.68	6.31	6.95	7.58	8.21
$ 28,401 - 68,800	30.14	5.73	6.44	7.16	7.87	8.59	9.30
$ 68,801 - 100,000	32.93	5.96	6.71	7.46	8.20	8.95	9.69
$100,001 - 139,500	33.40	6.01	6.76	7.51	8.26	9.01	9.76
$139,501 - 143,500	34.18	6.08	6.84	7.60	8.36	9.12	9.87
$143,501 - 311,950	38.94	6.55	7.37	8.19	9.01	9.83	10.65
$311,951 - 500,000	40.85	6.76	7.61	8.45	9.30	10.14	10.99
Over $500,000	40.97	6.78	7.62	8.47	9.32	10.17	11.01

Note:  This table reflects the following:

1	Taxable income, as reflected in the above table, equals federal adjusted gross income (AGI), less personal exemptions and itemized deductions. However, certain itemized deductions are reduced by the lesser of (i) three percent of the amount of the taxpayer’s AGI over $139,500, or (ii) 80 percent of the amount of such itemized deductions otherwise allowable. The effect of the three percent phase out on all itemized deductions and not just those deductions subject to the phase out is reflected above in the combined federal and state tax rates through the use of higher effective federal tax rates. In addition, the effect of the 80 percent cap on overall itemized deductions is not reflected on this table. Federal income tax rules also provide that personal exemptions are phased out at a rate of two percent for each $2,500 (or fraction thereof) of AGI in excess of $209,250 for married taxpayers filing a joint tax return and $139,500 for single taxpayers. The effect of the phase out of personal exemptions is not reflected in the above table.
2	Interest earned on municipal obligations may be subject to the federal alternative minimum tax. This provision is not incorporated into the table.
3	The taxable equivalent yield table does not incorporate the effect of graduated rate structures in determining yields. Instead, the tax rates used are the highest marginal tax rates applicable to the income levels indicated within each bracket.
4	Interest earned on all municipal obligations may cause certain investors to be subject to tax on a portion of their Social Security and/or railroad retirement benefits. The effect of this provision is not included in the above table.

CITY OF NEW YORK

2003 Tax Year
Taxable Income Bracket	Approx. Combined Federal, State & New York City Tax Rate	TAX EXEMPT YIELD
		4.00%	4.50%	5.00%	5.50%	6.00%	6.50%
		TAXABLE EQUIVALENT YIELD
		JOINT RETURN
$ 0 - 14,000	16.22%	4.77%	5.37%	5.97%	6.56%	7.16%	7.76%
$ 14,001 - 16,000	20.87	5.06	5.69	6.32	6.95	7.58	8.21
$ 16,001 - 21,600	21.30	5.08	5.72	6.35	6.99	7.62	8.26
$ 21,601 - 22,000	21.83	5.12	5.76	6.40	7.04	7.68	8.32
$ 22,001 - 26,000	22.47	5.16	5.80	6.45	7.09	7.74	8.38
$ 26,001 - 40,000	23.02	5.20	5.85	6.50	7.14	7.79	8.44
$ 40,001 - 45,000	23.83	5.25	5.91	6.56	7.22	7.88	8.53
$ 45,001 - 56,800	23.87	5.25	5.91	6.57	7.22	7.88	8.54
$ 56,801 - 90,000	32.83	5.96	6.70	7.44	8.19	8.93	9.68
$ 90,001 - 114,650	32.87	5.96	6.70	7.45	8.19	8.94	9.68
$114,651 - 139,500	35.56	6.21	6.98	7.76	8.53	9.31	10.09
$139,501 - 150,000	36.31	6.28	7.07	7.85	8.64	9.42	10.21
$150,001 - 174,700	36.77	6.33	7.12	7.91	8.70	9.49	10.28
$174,701 - 311,950	41.35	6.82	7.67	8.52	9.38	10.23	11.08
$311,951 - 500,000	43.18	7.04	7.92	8.80	9.68	10.56	11.44
Over $500,000	43.31	7.06	7.94	8.82	9.70	10.58	11.47

		SINGLE RETURN
$ 0 - 7,000	16.22%	4.77%	5.37%	5.97%	6.56%	7.16%	7.76%
$ 7,001 - 8,000	20.87	5.06	5.69	6.32	6.95	7.58	8.21
$ 8,001 - 11,000	21.30	5.08	5.72	6.35	6.99	7.62	8.26
$ 11,001 - 12,000	21.93	5.12	5.76	6.40	7.05	7.69	8.33
$ 12,001 - 13,000	22.47	5.16	5.80	6.45	7.09	7.74	8.38
$ 13,001 - 20,000	23.02	5.20	5.85	6.50	7.14	7.79	8.44
$ 20,001 - 25,000	23.83	5.25	5.91	6.56	7.22	7.88	8.53
$ 25,001 - 28,400	23.87	5.25	5.91	6.57	7.22	7.88	8.54
$ 28,401 - 50,000	32.83	5.96	6.70	7.44	8.19	8.93	9.68
$ 50,001 - 68,800	32.87	5.96	6.70	7.45	8.19	8.94	9.68
$ 68,801 - 100,000	35.56	6.21	6.98	7.76	8.53	9.31	10.09
$100,001 - 139,500	36.03	6.25	7.03	7.82	8.60	9.38	10.16
$139,501 - 143,500	36.77	6.33	7.12	7.91	8.70	9.49	10.28
$143,501 - 311,950	41.35	6.82	7.67	8.52	9.38	10.23	11.08
$311,951 - 500,000	43.18	7.04	7.92	8.80	9.68	10.56	11.44
Over $500,000	43.31	7.06	7.94	8.82	9.70	10.58	11.47

Note:  This table reflects the following:

1	Taxable income, as reflected in the above table, equals federal adjusted gross income (AGI), less personal exemptions and itemized deductions. However, certain itemized deductions are reduced by the lesser of (i) three percent of the amount of the taxpayer’s AGI over $139,500, or (ii) 80 percent of the amount of such itemized deductions otherwise allowable. The effect of the three percent phase out on all itemized deductions and not just those deductions subject to the phase out is reflected above in the combined federal and state tax rates through the use of higher effective federal tax rates. In addition, the effect of the 80 percent cap on overall itemized deductions is not reflected on this table. Federal income tax rules also provide that personal exemptions are phased out at a rate of two percent for each $2,500 (or fraction thereof) of AGI in excess of $209,250 for married taxpayers filing a joint tax return and $139,500 for single taxpayers. The effect of the phase out of personal exemptions is not reflected in the above table.
2	Interest earned on municipal obligations may be subject to the federal alternative minimum tax. This provision is not incorporated into the table.
3	The taxable equivalent yield table does not incorporate the effect of graduated rate structures in determining yields. Instead, the tax rates used are the highest marginal tax rates applicable to the income levels indicated within each bracket.
4	Interest earned on all municipal obligations may cause certain investors to be subject to tax on a portion of their Social Security and/or railroad retirement benefits. The effect of this provision is not included in the above table.

COMMONWEALTH OF PENNSYLVANIA

2003 Tax Year

Taxable Income Bracket			TAX EXEMPT YIELD
			4.00%	4.50%	5.00%	5.50%	6.00%	6.50%
			TAXABLE EQUIVALENT YIELD
Joint Return	Single Return	Approx. Combined Federal & State Tax Rate
$ 0 - 14,000	$ 0 - 7,000	12.52%	4.57%	5.14%	5.72%	6.29%	6.86%	7.43%
$ 14,001 - 56,800	$ 7,001 - 28,400	17.38	4.84	5.45	6.05	6.66	7.26	7.87
$ 56,801 - 114,650	$ 28,401 - 68,800	27.10	5.49	6.17	6.86	7.54	8.23	8.92
$114,651 - 139,500	$ 68,801 - 139,500	30.02	5.72	6.43	7.14	7.86	8.57	9.29
$139,501 - 174,700	$139,501 - 143,500	30.83	5.78	6.51	7.23	7.95	8.67	9.40
$174,701 - 311,950	$143,501 - 311,950	35.84	6.23	7.01	7.79	8.57	9.35	10.13
Over $311,950	Over $311,950	37.84	6.44	7.24	8.04	8.85	9.65	10.46

Note:  This table reflects the following:

1	Taxable income, as reflected in the above table, equals federal adjusted gross income (AGI), less personal exemptions and itemized deductions. However, certain itemized deductions are reduced by the lesser of (i) three percent of the amount of the taxpayer’s AGI over $139,500, or (ii) 80 percent of the amount of such itemized deductions otherwise allowable. The effect of the three percent phase out on all itemized deductions and not just those deductions subject to the phase out is reflected above in the combined federal and state tax rates through the use of higher effective federal tax rates. In addition, the effect of the 80 percent cap on overall itemized deductions is not reflected on this table. Federal income tax rules also provide that personal exemptions are phased out at a rate of two percent for each $2,500 (or fraction thereof) of AGI in excess of $209,250 for married taxpayers filing a joint tax return and $139,500 for single taxpayers. The effect of the phase out of personal exemptions is not reflected in the above table.
2	Interest earned on municipal obligations may be subject to the federal alternative minimum tax. This provision is not incorporated into the table.
3	The taxable equivalent yield table does not incorporate the effect of graduated rate structures in determining yields. Instead, the tax rates used are the highest marginal tax rates applicable to the income levels indicated within each bracket.
4	Interest earned on all municipal obligations may cause certain investors to be subject to tax on a portion of their Social Security and/or railroad retirement benefits. The effect of this provision is not included in the above table.

TAX EXEMPT

SECURITIES TRUST

        10,000 Units            Dated June 27, 2003

PROSPECTUS

This Prospectus does not contain all of the information with respect to the Trust set forth in its registration statements filed with the Securities and Exchange Commission, Washington, DC under the Securities Act of 1933 (file nos. 333-104194, 333-104196, 333-105395 and 333-102959) and the Investment Company Act of 1940 (file no. 811-2560), and to which reference is hereby made. Information may be reviewed and copied at the Commission’s Public Reference Room, and information on the Public Reference Room may be obtained by calling the SEC at 1-202-942-8090. Copies may be obtained from the SEC by:

•	electronic request (after paying a duplicating fee) at the following E-mail address: publicinfo@sec.gov
•	visiting the SEC internet address: http://www.sec.gov
•	writing: Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, DC 20549-6009

Index		Sponsor:
Investment Summary	A-2

Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

(212) 816-6000

Trustee:

JPMorgan Chase Bank

4 Chase MetroTech Center

3rd Floor

Brooklyn, New York 11245

(800) 354-6565

This Prospectus does not constitute an offer

to sell, or a solicitation of an offer to buy,

securities in any state to any person to whom

it is not lawful to make such offer in such

state.

Summary of Essential Information	A-8
Portfolio Summary as of Date of Deposit	A-11
Independent Auditors’ Report	A-14
Statements of Financial Condition	A-15
Portfolios	A-17
Notes to Portfolios of Securities	A-25
Tax Exempt Securities Trust	B-1
Risk Factors	B-2
Taxes	B-10
Expenses and Charges	B-14
Public Offering	B-15
Rights of Holders	B-19
Sponsor	B-22
Trustee	B-24
Evaluator	B-24
Amendment and Termination of the Trust Agreement	B-25
Miscellaneous	B-25
Bond Ratings	B-26
Federal Tax Free vs. Taxable Income	B-29
The State Trusts	C-1
Tax Free vs. Taxable Income	C-26

No person is authorized to give any information or to make any representations with respect to this Trust not contained in this Prospectus and you should not rely on any other information. The Trust is registered as a unit investment trust under the Investment Company Act of 1940. Such registration does not imply that the Trust or any of its Units have been guaranteed, sponsored, recommended or approved by the United States or any other state or any agency or office thereof.

© 2003 Citigroup Global Markets Inc. Member NASD/SIPC. Smith Barney is a division and service mark of Citigroup Global Markets Inc. and its affiliates and is used and registered throughout the world. CITIGROUP and the Umbrella Device are trademarks and service marks of Citicorp or its affiliates and are used and registered throughout the world.	UT6928 (06/04)

PART II. ADDITIONAL INFORMATION NOT REQUIRED IN PROSPECTUS

A.    The following information relating to the Depositor is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement.

SEC FILE OR IDENTIFICATION NO.
I.	Bonding Arrangements and Date of Organization of the Depositor filed pursuant to Items A and B of Part II of the Registration Statement on Form S-6 under the Securities Act of 1933:

	Citigroup Global Markets Inc.	2-55436

II.	Information as to Officers and Directors of the Depositor filed pursuant to Schedules A and D of Form BD under Rules 15b1-1 and 15b3-1 of the Securities Exchange Act of 1934:

	Citigroup Global Markets Inc.	8-8177

III.	Charter documents of the Depositor filed as Exhibits to the Registration Statement on Form S-6 under the Securities Act of 1933 (Charter, By-Laws):

	Citigroup Global Markets Inc.	333-103725

IV.	Code of Ethics of the Depositor filed as an Exhibit to the Registration Statement on Form S-6 under the Securities Act of 1933:

	Citigroup Global Markets Inc.	333-102557

B. The Internal Revenue Service Employer Identification Numbers of the Sponsor and Trustee are as follows:

	Citigroup Global Markets Inc.	13-1912900
	JPMorgan Chase Bank	13-4994650

UNDERTAKING

The Sponsor undertakes that it will not instruct the Trustee to accept from (i) any insurance company affiliated with the Sponsor, in settlement of any claim, less than an amount sufficient to pay any principal or interest (and, in the case of a taxability redemption, premium) then due on any Security in accordance with the municipal bond guaranty insurance policy attached to that Security or (ii) any affiliate of the Sponsor who has any obligation with respect to any Security, less than the full amount due pursuant to the obligation, unless those instructions have been approved by the Securities and Exchange Commission pursuant to Rule 17d-1 under the Investment Company Act of 1940. Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant also hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

CONTENTS OF REGISTRATION STATEMENT

THE REGISTRATION STATEMENT ON FORM S-6 COMPRISES THE FOLLOWING PAPERS AND DOCUMENTS:

The facing sheet of Form S-6.

The Prospectus.

Additional Information not included in the Prospectus (Part II).

Undertaking.

Signatures.

Consent of Independent Auditors.

The following exhibits:

1.1

—Trust Indenture and Agreement (incorporated by reference to Exhibit 1.1 to the Registration Statement of Tax Exempt Securities Trust, National Trust 268, 1933 Act File No. 333-60620 filed on June 15, 2001).

1.1.1

—Form of Reference Trust Agreement (incorporated by reference to Exhibit 1.1.1 of Tax Exempt Securities Trust, Intermediate Term Trust 66 (Limited Term), 1933 Act File No. 333-103520 filed on June 19, 2003).

1.1.2

—Amendment to Trust Indenture and Agreement (incorporated by reference to Exhibit 1.1.2 of Tax Exempt Securities Trust, Intermediate Term Trust 66 (Limited Term), 1933 Act File No. 333-103520 filed on June 19, 2003).

1.2

—Form of Agreement Among Underwriters (incorporated by reference to Exhibit 99 to the Registration Statement of Tax Exempt Securities Trust, Series 384, 1933 Act File No. 33-50915 filed on December 8, 1993).

2.1	—Form of Certificate of Beneficial Interest (included in Exhibit 1.1.2).

3.1	—Opinion of counsel as to the legality of the securities being issued including their consent to the use of their name under the headings “Taxes” and “Miscellaneous—Legal Opinion” in the Prospectus.

3.2	—Opinion of special California counsel.

3.3	—Opinion of special Maryland counsel.

3.4	—Opinion of special Pennsylvania counsel.

4.1	—Consent of the Evaluator.

5.1	—Consent of KPMG LLP.

SIGNATURES

The Registrant, Tax Exempt Securities Trust, California Trust 206, Maryland Trust 134, New York Trust 232 and Pennsylvania Trust 127, hereby identifies National Trust 347, Arizona Trust 1, Florida Trust 124 and Michigan Trust 1 of the Tax Exempt Securities Trust for purposes of the representations required by Rule 487 and represents the following:

(1) That the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

(2) That, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

(3) That it has complied with Rule 460 under the Securities Act of 1933.

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement or amendment thereto to be signed on its behalf by the undersigned thereunto duly authorized, in the City of New York, and State of New York, on the 27th day of June, 2003.

Signatures appear on page II-4.

The principal officers and a majority of the members of the Board of Directors of Citigroup Global Markets Inc. have signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such officers or directors.

CITIGROUP GLOBAL MARKETS INC., Depositor

By	/S/ GEORGE S. MICHINARD, JR.
(George S. Michinard, Jr. Authorized Signatory)

By the following persons*, who constitute the principal officers and a majority of the directors of Citigroup Global Markets Inc.:

NAME	TITLE

ROBERT DRUSKIN	President, Chief Operating Officer and Director

DERYCK C. MAUGHAN	Director

CHARLES O. PRINCE, III	Chief Executive Officer, Chairman and Director

RICHARD SALVATORE SPEZIALE	Chief Financial Officer

By	/S/ GEORGE S. MICHINARD, JR.
(George S. Michinard, Jr. Attorney-in-Fact)

*	Pursuant to Powers of Attorney filed as exhibits to Registration Statement Nos. 333-62533 and 333-101236.